SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April, 2021
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Financial Statements as of

December 31, 2020 and 2019

Table of Contents - 2020 Financial Statements
Independent Auditor’s Report		F-3
Management Report		F-9
Statements of Financial Position		F-76
Income Statements		F-78
Statements of Comprehensive Income		F-79
Statements of Changes in Equity		F-80
Statements of Cash Flows		F-81
Statements of Value Added		F-83
Notes to the Financial Statements		F-84
1.	Operations
2.	Basis of preparation and presentation of the financial statements
3.	Summary of significant accounting policies
4.	Changes in accounting practices and disclosures
5.	Risk management
6.	Key accounting estimates and judgments
7.	Cash and cash equivalents
8.	Financial investments
9.	Restricted cash
10.	Trade receivables
11.	Related-party balances and transactions
12.	Investments
13.	Investment properties
14.	Contract asset
15.	Intangible assets
16.	Property, plant and equipment
17.	Borrowings and financing
18.	Taxes and contributions
19.	Deferred taxes and contributions
20.	Provisions
21.	Employees benefits
22.	Services payable
23.	Knowledge Retention Program (PRC)
24.	Equity
25.	Earnings per share
26.	Business segment information
27.	Insurance
28.	Operating income
29.	Operating costs and expenses
30.	Financial income and expenses
31.	Other operating income (expenses), net
32.	Commitments
33.	Supplemental cash flow information
34.	Events after the reporting period
Executive Officers’ Statement		F-190
Fiscal Council’s Report		F-192
Summarized Annual Report of the Audit Committee		F-193

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(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

Independent Auditor’s Report on the Financial Statements

To the Shareholders, Board of Directors and Management of

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

São Paulo – SP

Opinion

We have audited the financial statements of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company”), which comprise the balance sheet as of December 31, 2020 and the related statement of profit and loss, comprehensive income (loss), changes in equity and cash flows for the year then ended, and notes to the financial statements, including a summary of the significant accounting policies.

In our opinion, the financial statements present fairly, in all material respects, the equity and financial position of Companhia de Saneamento Básico do Estado de São Paulo - SABESP as of December 31, 2020, its financial performance and cash flows for the year then ended, in accordance with the accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs).

Our responsibilities under those standards are further described in the “Auditors’ responsibilities for the audit of the financial statements” section of our report.

We are independent of the Company, in accordance with the relevant ethical requirements set forth in the Code of Ethics for Professional Accountants and the professional standards issued by the Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

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Key audit matters

Key audit matters (KAM) are those matters that, in our judgment, were of most significance in our audit of the financial statements for the current period. These matters were addressed in the context of our audit of the financial statements taken as a whole, and in forming our opinion on financial statements, and, therefore, we do not provide a separate opinion on these matters.

1. Contract assets and intangible assets – Recognition of cost in the period (Notes 3.8, 6.2 (b), 14 and 15)

Why the matter was determined to be a KAM

The Company records expenditures from concession agreements as intangible assets and contract assets. Concession agreements represent the right to explore infrastructure, based on the accounting interpretation ICPC 01 (R1) - Service Concession Agreements (IFRIC 12), which provides for the obligation of building and/or operating the infrastructure (intangible asset or concession agreement asset) to provide public services on behalf of the granting authority, under the conditions defined in the agreement.

The addition of expenditures to these lines in 2020 impacted the calculation of the construction cost and, consequently, in determining the construction revenue. The measurement of such expenditures is also affected by subjective elements due to the diverse nature of the expenses capitalized as part of the concession infrastructure, as well as of the level of judgement in determining the intangible assets and contract assets. Accordingly, we identified the capitalization of expenditures in the concession agreement asset and intangible assets as a critical area in our audit approach.

How the matter was addressed in the audit of the financial statements

Our audit procedures included, among others:

•	Evaluation of the design and operational effectiveness of the internal controls implemented by management for new infrastructure additions and management of the concession agreements;
•	Evaluation of the classification criteria of expenditures as concession agreement asset and intangible assets, including those related to the percentage of completion method;
•	Testing of the additions of the concession agreement asset and intangible assets to assess the nature of the expenditures and the correct classification;
•	Assess the nature of expenditures capitalized as concession agreement asset and their applicability to the criteria defined by the concession agreement and the accounting standards in effect;
•	Assess the transfers of assets under construction classified as contract asset for the operation (intangible assets);
•	Recalculation and analysis of rates for capitalized interest and recalculation of the construction margin;
•	Analysis of the consistency of the disclosures required in the notes to the financial statements.

Based on the procedures performed, we believe that the criteria used by the Company to capitalize expenditures to contract and intangible assets are reasonable, and the information presented in the financial statements is consistent with that analyzed in our audit procedures in the context of the financial statements.

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2. Provisions for environmental risks (Notes 3.14, 6.2 (e) and 20)

Why the matter was determined to be a KAM

The Company is a defendant in judicial and administrative environmental lawsuits, arising from the normal course of its operations, related to fines applied by public and competent authorities on potential environmental damage caused by the Company in the municipalities where it operates. This area requires critical judgments and evaluations made by the management, supported by its legal counsel, in determining the estimates related to the recognition of liabilities, measurement of involved amounts, evaluation of the likelihood of loss in the various disputes and appropriate disclosure of existing lawsuits and litigations (contingent liabilities), in view of their relevance in relation to the financial statements.

The environmental claims classified as probable loss and subject to provision recorded in the financial statements amounted to approximately R$ 250 million as of December 31, 2020. Contingent environmental liabilities, therefore, not subject to recognition of provision according to the accounting practices adopted in Brazil, came to approximately R$ 6 billion as of December 31, 2020.

Certain laws and regulations in Brazil have high level of complexity and, therefore, the measurement, recognition, classification and disclosure related to such lawsuits require a certain level of judgment by the Company’s management for the recognition of loss estimates and disclosures in its financial statements and, for this reason, we consider this issue to be a critical area in our audit approach.

How the matter was addressed in the audit of the financial statements

Our audit procedures included, among others:

•	Evaluation of the design and operational effectiveness of the internal controls implemented by management for identification, measurement and disclosure of the amounts of the environmental lawsuits;
•	Evaluation and challenges of the criteria and assumptions used in its measurement methodology, considering historical data and information, as well as the evaluation of the confirmations received from the Company’s legal counsel;
•	Discussions and meetings with the Company’s internal legal advisors to address the processes, controls, procedures and measurement processes regarding the forecast of the environmental claims;
•	Evaluation of the disclosures made in the financial statements regarding the adherence to the applicable rules and the provision of information on the nature, exposure and amounts accrued or disclosed related to the environmental claims in which the Company is a party.

Based on our audit approach and on the procedures performed and evidence obtained, we understand that the criteria and assumptions adopted by the Company to record the provisions for environmental claims and related disclosures are appropriate in the context of the financial statements.

Other matters

Audit of the corresponding amounts for the comparative year

The audit of the financial statements for the year ended December 31, 2019, whose corresponding amounts are presented for comparison purposes, was conducted under the responsibility of other independent auditor, who issued an unqualified audit report on March 26, 2020.

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Statements of value added

The statements of value added (“DVA”) for the year ended December 31, 2020, prepared under the responsibility of the Company’s management and presented as supplemental information for IFRS purposes, have been submitted to auditing procedures performed in conjunction with our audit of the Company’s financial statements. In forming our opinion, we evaluated if these statements are reconciled to the financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in NBTCG 09 – Statement of Value Added. In our opinion, these statements of value added were appropriately prepared, in all material respects, according to the criteria defined in the technical pronouncement and are consistent with the financial statements taken as a whole.

Other information accompanying the financial statements and the auditor’s report

The Company’s management is responsible for this other information that is included in the Management Report. Our opinion on the financial statements does not cover the Management Report and we do not express any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the Management Report and, doing so, consider whether the report is materially inconsistent with the financial statements or our knowledge obtained during the audit, or otherwise appears to be materially misstated. If we conclude, based on the work we have performed, that there is a material misstatement in the Management Report, we are required to report this fact. We have nothing to report in this regard.

Responsibility of management and those charged with governance for the financial statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices adopted in Brazil and with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and for such internal controls management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative to avoid doing so.

Those charged with governance are responsible for overseeing the financial reporting process in preparing the financial statements.

Auditor’s responsibility for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements taken as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

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As part of an audit in accordance with Brazilian and International Standards on auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. In addition we:

•	Identified and assessed the risk of material misstatement of the financial statements, whether due to fraud or error, designed and performed audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve override of internal control, collusion, forgery, intentional omissions or misrepresentations;
•	Obtained an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control;
•	Evaluated the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management;
•	Concluded on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern;
•	Evaluated the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation;
•	Obtained sufficient and appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit and consequently, for the audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we may have identified during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements, including those regarding independence, and communicate to them all relationships and other matters that may reasonably be thought to bear on our independence, and, where applicable, related safeguards.

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From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements for the current year and are, therefore, the key audit matters.

We describe these matters in our auditor’s report unless a law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, March 25, 2021.

Nelson Fernandes Barreto Filho

CT CRC 1SP-151.079/O-0

Grant Thornton Auditores Independentes

CRC 2SP-025.583/O-1

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP

2020 Management Report

MESSAGE FROM THE CEO

The year 2020 was marked by challenges and achievements. Despite the strong social and economic impact due to the pandemic, we managed to maintain a high level of investment to strengthen the supply infrastructure and expand sewage collection and treatment. A total of R$ 4.4 billion was invested in the 375 municipalities served (which account for 64% of São Paulo State's population), keeping Sabesp in the lead among the companies that most invest in the country.

We are responsible for more than 30% of all the resources allocated to basic sanitation in Brazil. These numbers reaffirm our relevant role in the economic and social development of São Paulo State and reinforce the prominent position that the theme occupies in the agenda of priorities of the São Paulo State Government.

With R$ 2.3 billion allocated to sewage collection and treatment and R$ 2.1 billion to the potable water supply infrastructure, we remained firm in the expansion of sanitation infrastructure in the operation area. Recovery in the direction of universalization of sewage treatment coverage has been happening for some years now. We are currently able to invest more in this sector due to the large and accurate investments in water infrastructure made to counter the 2014-2015 crisis.

Increased security of the supply system was a fundamental legacy for coping with new water crisis. Especially in 2020, it has become even more essential given the need for everyone to permanently have water in their taps as one of the main measures to combat the pandemic. In a difficult year for everyone, we had to do a lot more. And so we did, through countless actions guided by solidarity and concern for people, which demonstrates how a company that is aware of its social role should act.

Internally, even in view of an atypical year that demanded many readjustments in the way we work, we managed to keep our focus on the goals set for 2020. A total of 259 thousand new sewage connections were installed, 8% more than what was proposed for the period, and 220 thousand new water connections were installed, surpassing the established goal by 14%.

Reaching and exceeding these goals is made possible by establishing robust and structured programs to bring more access, especially to the most complex urban areas, as the case of the Tietê Project, the New Pinheiros River program, and the Metropolitan Water Program, in the Greater São Paulo area, and Clean Wave Program and Coastal Water Program, projects on the coast of São Paulo. The actions to universalize coverage in the interior region of São Paulo make up our list of structuring initiatives, with their advances detailed in this Report.

Still regarding our goals, the 22-liter reduction in water loss per connection per day is another highlight of 2020 that reflects the permanent pursuit for operational efficiency. Reducing losses

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means better results for the Company, more effective supply, and greater water resources sustainability. In 2020 alone, we allocated R$ 1 billion to combat losses.

Managing contracts under execution in the New Pinheiros River Program, which is expanding the collection and treatment of the basin's sewage, is another innovative efficiency-gaining practice that has shown excellent results. Compensation is made for the quantity of new properties connected to the sewage network and improvement in the quality of the water of the streams that flow into the Pinheiros river. In other words: payment is made based on performance and not simply when construction is completed.

Performance-based management should serve as a model for the evolution of our programs, for which we have an investment plan that foresees the allocation of R$ 21 billion over the next five years (2021 - 2025), of which R$ 8.2 billion in water and R$ 12.8 billion in sewage collection and treatment. In relation to our indexes, water supply is universal in the operated municipalities, 92% of customers have a sewage collection structure available and 76% of the properties are connected to these networks and their sewage is transported for treatment.

It is worth pointing out that the drop in this last indicator, which registered 78% in 2019, is due to the addition of Guarulhos and Santo André. For these two municipalities, we already have structured construction packages that will promote a boost in sewage treatment with the same success registered in the actions that, in 2019, put an end to the supply rotations that affected the population.

Aware of the need to move forward in an increasingly competitive environment with the approval of the New Sanitation Framework, in 2020, we took over the water operations in Mauá, the Tejupá and Tapiratiba services, and we participated in a bid to provide service in the metropolitan region of Maceió in the state of Alagoas. With the renewal of 15 municipalities throughout the year, we reached a regularization of 98% of our contracts.

In the governance scope, we continue to evolve integrity and compliance mechanisms to mitigate risks and prevent fraud and corruption. In relation to the satisfaction of our customers and return to shareholders, we continue to be vigilant in the search for technological improvement of processes and services. In the operations, efficiency gains come from more automation, energy source diversification, valorization of the circular economy, among other actions that can be found in this Report.

The 2020 difficulties have been overcome, but 2021 is already proving to be an equally challenging year. Although it is one of the saddest periods in our history, it is a situation that adds even more value to the importance of our noble mission to work for people’s health and better quality of life and respect for the environment.

Benedito Braga

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OUR BUSINESS

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp ("Company" or "Sabesp") is a publicly traded company with shares listed on B3's Novo Mercado and on the New York Stock Exchange. At the end of 2020, its market value was approximately R$ 30.4 billion.

We provide environmental sanitation services in 375 municipalities in the state of São Paulo. For two other municipalities in the São Paulo’s Metropolitan Region (SPMR), São Caetano do Sul and Mogi das Cruzes, we supply treated water and sewage treatment services on a wholesale basis, been these municipalities responsible for the water distribution services to the population and for collecting the sewage generated. The Company's services are regulated and inspected by the São Paulo State Public Services Regulatory Agency (ARSESP).

We are the third largest sanitation company in the world in terms of revenue, according to a survey by Global Water Intelligence in 2019, and we account for about 30% of the investments made in basic sanitation in Brazil (2011-2019 average from the National Sanitation Information System - SNIS). We are also among the largest companies in the world in number of customers served. With the collaboration of our 12,806 employees, we provide 28.5 million people with water every day.

As a minority shareholder in other companies, we provide sanitation services in four municipalities in the state of São Paulo, produce reuse water, treat non-domestic sewage and generate electricity. The latter, Paulista Geradora de Energia S.A, was created in 2015 and is in the pre-operational phase. For more information, see Note 12 of the Financial Statements.

In addition to providing water, sewage and energy services, we are qualified to perform activities in urban rainwater management and drainage services, urban cleaning and solid waste management markets. In this sense, in 2020 we took over the first concession for treatment and final disposal of Diadema's solid waste. However, the provision of these services is conditioned to a partnership between Sabesp and a private partner, which will occur by means of a public call for bids.

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KEY INDICATORS PANEL

Indicators	Unit	2020	2019	2018	2017	2016
SERVICE
Water service ratio	%	Tending towards universalization (1, 2)
Water coverage ratio	%	Tending towards universalization (1, 2)
Sewage collection service ratio(2)%		85	84	83	83	82
Sewage collection coverage ratio(2)%		92	91	90	90	89
Ratio of households connected to sewage treatment(3)%		76	78	76	75	74
Resident population supplied with water(4)	million inhabitants	27.5	27.1	25.1	24.9	24.7
Resident population provided with sewage collection(4)	million inhabitants	24.3	23.8	21.8	21.6	21.3
Positive perception of customer satisfaction(5)%		86	86	81	85	82
OPERATIONAL
Water connections(6)	thousands	10,088	9,933	9,053	8,863	8,654
Sewage connections(6)	thousands	8,518	8,326	7,495	7,302	7,091
Length of the water network(7)	km	87,568	81,324	75,519	74,396	73,015
Length of the sewage network(7)	km	59,660	55,983	51,788	50,991	50,097
Water treatment plants (WTP)	un.	251	253	244	240	237
Wells	un.	1,169	1,144	1,114	1,110	1,093
Sewage treatment plants (STP)	un.	572	569	565	557	548
Water loss - billing(8)%		16.9	18.6	19.5	20.1	20.8
Water loss - relating to metering(9)%		27.0	29	30.1	30.7	31.8
Water loss per connection(10)	liters/connection per day	263	285	293	302	308
Volume of water produced	millions of m3	2,907	2,873	2,800	2,783	2,696
Volume of water metered – retail	millions of m3	1,758	1,593	1,545	1,524	1,465
Volume of water billed – wholesale(11)	millions of m3	50	83	263	257	227
Volume of water billed – retail(12)	millions of m3	2,034	1,963	1,845	1,819	1,763
Volume of sewage billed	millions of m3	1,840	1,767	1,641	1,617	1,552
Number of employees (13)	un.	12,806	13,945	14,449	13,672	14,137
Operational productivity	connections/ employees	1,453	1,309	1,145	1,182	1,114
FINANCIAL
Gross revenue	R$ million	18,874.4	19,080.6	17,056.3	15,374.6	14,855.1
Net revenue	R$ million	17,797.5	17,983.7	16,085.1	14,608.2	14,098.2
Adjusted EBITDA(14)	R$ million	6,421.8	7,510.5	6,540.6	5,269.3	4,571.5
Adjusted EBITDA Margin	% of net revenue	36.1	41.8	40.7	36.1	32.4
Adjusted EBITDA Margin excluding construction revenues and costs	% of net revenue	45.0	49.5	48.8	45.4	43.3
Operating income(15)	R$ million	4,492.4	5,711.6	5,176.7	3,961.7	3,429.6
Operating margin(15)	% of net revenue	25.2	31.8	32.1	27.1	24.3
Income (net profit/loss)	R$ million	973.3	3,367.5	2,835.1	2,519.3	2,947.1
Net margin	% net revenue	5.5	18.7	17.6	17.2	20.9
Net Debt over Adjusted EBITDA(16)	Multiple	2.09	1.46	1.55	1.86	2.20
Net debt over shareholders' equity(16)%		59.0	50.8	51.8	56.1	65.4
Investments(17)	R$ million	4,380.0	5,068.0	4,177.4	3,387.9	3,877.7

(1)	Coverage 98% or more. Service 95% or more.
(2)	For methodological reasons, it includes a variation margin of plus or minus 2 percentage points.
(3)	Household is the term used for the building or subdivision of a building, with occupations that are demonstrably independent from each other, that collectively use a single water supply and/or sewage connection.
(4)	The demographic data in this Indicators Panel takes into account the " Projection for the Population and Households for the Municipalities of the State of São Paulo: 2010-2050", drawn up by the State Data System Analysis Foundation. It does not consider the population served in Mauá.
(5)	Survey carried out in the year 2020 by GMR Market Intelligence (14,133 interviews across the entire operating base with a margin of error of 1% and a reliability interval of 95%).
(6)	Active and inactive connections and households. It does not include the municipality of Mauá.
(7)	Includes water-mains, trunk sewer, interceptors and outfalls.
(8)	Includes both real (or physical) and apparent (or non-physical) losses. The percentage of water loss represents the resulting ratio between (i) Billed Volume Lost and (ii) Volume of water Produced. The Billed Volume Lost corresponds to: Volume of water Produced MINUS Billed Volume MINUS Volume of Uses. The Volume of Uses corresponds to: water used in regular maintenance of water mains and reservoirs; water used by municipalities, such as for firefighting; and water supplied to irregular settlements. In Jan/21, the municipality of Guarulhos was included in the index calculation. The municipality of Santo André will be included in the index calculation starting Jan/22.
(9)	Includes both real (or physical) and apparent (or non-physical) losses. The percentage of water loss represents the resulting ratio between (i) Measured Volume Lost and (ii) Volume of water Produced. The Measured Volume Lost corresponds to: Volume of water Produced MINUS Measured Volume MINUS Volume of Uses. The Volume of Uses corresponds to: water used in regular maintenance of water mains and reservoirs; water used by municipalities, such as for firefighting; and water supplied to irregular settlements. In Jan/21, the municipality of Guarulhos was included in the index calculation. The municipality of Santo André will be included in the index calculation starting Jan/22.

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(10)	Calculated by dividing the Measured Volume Lost in the year by the average amount of active water connections in the year, divided by the number of days in the year. In Jan/21, the municipality of Guarulhos was included in the index calculation. The municipality of Santo André will be included in the index calculation starting Jan/22.
(11)	It does not include billed amounts of the municipality of Santo André as of 2019 (67.1 million m3 and 53.9 million m3 in 2019 and 2020, respectively), given that the municipality started being billed in a retail basis in mid-2019. It does not include billed amounts of the municipality of Mauá in 2020 (29.5 million m3), given that the municipality started being billed in a retail basis in mid- 2020. See more information in the “Economic Financial Performance" chapter of this report.
(12)	It includes billed amounts of the municipality of Santo André as of 2020 (53.9 million m3). It does not include billed amounts of the municipality of Mauá in 2020 (29.5 million m3), which started being billed in a retail basis in mid- 2020. See more information in the “Economic Financial Performance" chapter of this report.
(13)	Internal headcount. Does not include those assigned to other agencies or those retired due to disability.
(14)	Adjusted EBITDA corresponds to net profit before: (i) depreciation and amortization expenses; (ii) income tax and social contribution (federal income taxes); (iii) financial income and (iv) other net operating expenses.
(15)	Does not include financial income or expenses.
(16)	Net debt includes debt minus cash and cash equivalents and financial investments.
(17)	Does not include financial commitments assumed in program agreements (R$ 6 million, R$ 121 million, R$ 207 million, R$ 331 million and R$ 58.3 million, in 2016, 2017, 2018, 2019 and 2020, respectively).

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STRATEGIES AND FUTURE OUTLOOK

Innovation, ethics and transparency in our relationships with our stakeholders are principles that guide our actions and are reflected in promoting quality of life, social inclusion and valorization of citizenship.

As signatories of the Global Compact, an initiative of the United Nations (UN), we have made progress since 2007 in promoting respect for human rights, better working conditions, protection of the environment and the fight against corruption, as well as contributing to the achievement of targets set in the Sustainable Development Goals (SDGs).

While pursuing the universalization of basic sanitation services in the state of São Paulo, Sabesp bases its performance on the vision of being a world reference in the provision of sanitation services, in a sustainable, competitive and innovative way, with a focus on customers.

To this end, the Company is driven to ensure the availability of water in the operated area, to advance in the implementation of sewage collection and treatment structures, to innovate with a focus on value creation, to seek new business, the maintenance and expansion of the operated base, in addition to pursuing growth with an economic and financial balance in an environmentally correct and socially fair manner.

The year 2020 was marked by the president of Brazil´s approval of Federal Law 14,026/2020, known as the New Basic Sanitation Legal Framework. By extinguishing the program contract, the New Legal Framework changes the scenario for performance in the sector, expanding competition as well as bringing several changes that directly affect the Company's operations.

Additionally, the New Legal Framework imposes performance goals to reach 99% of the population served with drinking water and 90% with sewage collection and treatment by December 31, 2033, which stimulates service providers to increase efficiency, as well as it granted the National Water and Sanitation Agency (former Water National Agency) the authority to edit reference rules to regulate sanitation with the goal to minimize regulatory uncertainties, thus creating a more stable and attractive environment for investments in the sector.

In this context, the Company understands that it has the following competitive advantages, i) contracts that already include goals that meet those defined by the New Legal Framework; ii) access to public capital and major exposure and access to the private capital market, favoring the maintenance and/or expansion of the operated base; iii) high governance level; and (iv) program contracts that account for 95% of revenue.

With regard to improving water treatment, Sabesp continues to implement an automated system to operate the WTPs in the interior region and in SPMR. Through automation, better control over processes, a reduction in energy and chemical consumption and reduced internal water losses are sought and employees are stimulated, being relocated from repetitive operational functions to collaborate in other activities.

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In the management area, we have continued (i) the project to implement a new commercial system, expected to go into operation in 2021; (ii) the Leader Development Program, aimed at developing a more transformative, innovative leadership focused on competitiveness; (iii) Sabesp´s Management Model mentoring project, referenced in Fundação Nacional da Qualidade´s MEG® (Model of Excellence in Management). Highlights of this project include the Company's Value Chain’s review and the organizational structure study.

Goal assessment

Despite the adversities brought by the COVID-19 pandemic, Sabesp met its goals set for the year 2020. New water and sewage connections exceeded expectations by 14% and 8%, respectively.

The ratio of households connected to sewage treatment reached 76%, above the 74% estimated for the year, while the service and coverage goals were also met.

In 2020, Sabesp reached the rate of 263 liters per connection per day, reducing the loss rate presented in 2019 (285 liters/connection/day) by 22 liters/connection/day, allowing it to exceed its goal set for the year. It is worth noting that as from 2021, the losses from the municipality of Guarulhos will be accounted for in the index, leading to an increase of approximately 10 liters per connection per day in the loss index. Accordingly, the goal for 2021 is to achieve an index of 268 liters per connection per day, including the municipality of Guarulhos.

Achievements in 2020 and Targets for 2021-2025

	Achieved	Targets
	2020	2020	2021	2022	2023	2024	2025
Water Supply Service	Tending towards universalization (1), (2)	Tending towards universalization (1), (2)
Sewage Collection Service (%)(2)	85	85	85	86	87	88	89
Water Supply Coverage(2)	Tending towards universalization (1), (2)	Tending towards universalization (1), (2)
Sewage Collection Coverage (%)(2)	92	92	92	93	94	95	95
Ratio of Households Connected to Sewage Treatment(%)(3)	76	74	77	85	86	87	88
New Water Connections (thousands)	220.4	194	192	192	200	200	200
New Sewage Connections (thousands)	259.0	240	246	247	240	240	240
Water Loss per Connection (liters/connection/day)(4)	263	273	268	266	255	249	249

(1) Coverage equals to 98% or more. Service equals to 95% or more.

(2) For methodological reasons, it includes a variation margin of plus or minus 2 percentage points.

(3) Household is the term used for the building or subdivision of a building, with occupations that are demonstrably independent from each other, that collectively use a single water supply and/or sewage connection.

(4) In January 2021, the municipality of Guarulhos was included in the index calculation. The municipality of Santo André will be included in the index calculation starting January 2022.

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COMBATING COVID-19

The severity of the arrival of a previously unknown virus and the great speed with which the contagion was advancing required the entire Company to mobilize quickly. Given this, we were able to reaffirm our commitment to provide more hygienic, healthy and comfortable conditions to the population served, prioritizing, in this contingency context, individuals in situations of greater social vulnerability.

A few days after the global pandemic was declared, we started, in partnership with other companies, entities, and public agencies, to implement measures to combat COVID-19 in the cities we operate, including mitigating the economic impact suffered by low-income families as a result of social isolation. Among the actions put in place, we highlight: protecting our collaborators, guaranteeing the necessary inputs for providing services, in addition to distributing food baskets, hygiene kits and water tanks for the most vulnerable population, installing public washbasins, sanitation of the surroundings of hospitals and health centers, suspension of supply cuts and tariff exemption for the "Residencial Social" and "Residencial Favela" customer categories.

To avoid the risk of shortage of strategic inputs and the continuity of our services, which are essential to face the pandemic, we identified the suppliers most exposed to the risk of shortage, especially due to the interruption of air transport between countries, we anticipated essential purchases and sought alternatives to avoid possible service interruptions.

To protect our customers and employees, we closed all our on-site agencies and concentrated service in our digital channels, such as the virtual agency and the Sabesp Mobile app, as well as telephone and chat.

As soon as the pandemic was declared, 5,900 collaborators with administrative functions began working remotely, carrying out their activities at a distance, with full support from our technology area and without affecting the smooth running of our processes. The highest risk groups (aged 60 years or above or with pre-existing health conditions) that work in essential services operations in water supply, collection and sewage treatment services have been reallocated to work from home.

In relation to the other employees who had to continue working on the front lines to maintain operations, either in-person or in an interspersed manner (in-person and remote work), we redoubled our care with the distribution of protective equipment, temperature measurement and adaptation of our facilities. We have established the Sabesp Sanitary Protocol for the entire Company, with rules for reducing circulation for safe work, social distancing, personal hygiene and sanitation of the facilities, in addition to communication and monitoring actions.

In addition, we anticipated the vaccination campaign against flu and pneumonia, with 81% of our employees being immunized and reinforced our internal communication with daily availability in our channels of information about health care and practical tips for adapting to remote work.

In this challenging year, we also highlight the great commitment of our workforce to the corporate and operational routines, especially the dedication that our employees belonging to the essential

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services category have shown, who continued on the streets with their activities as normal to maintain public health as well as our volunteer team.

Established eleven years ago, Sabesp´s Corporate Volunteer Program seeks to generate positive social value by promoting transformations in groups and communities in need by developing its own actions or in partnership with civil society organizations. With a vocation for social causes and mobilized by the desire to contribute, the team is made up of 430 professionals from various areas of the Company.

In 2020, volunteer actions took on a great humanitarian dimension because the pandemic, which made the conditions for those living on the streets even more miserable. For example, 103 thousand new blankets and 89 thousand warm clothes were collected, totaling 192 thousand items donated to homeless people, nursing homes and needy communities. For more information about the work of our volunteer team, see the Sustainability Report available on our website.

To help employees cope with the emotional pressure resulting from the long period of social separation and the impacts of the pandemic, we made available the Emotional Support Program - COVID-19, a telephone service offering psychological guidance. In parallel, we conduct regular surveys with the support of an external consultancy of psychologists, to monitor the emotional health status of employees and accompany them during the isolation regime.

Also focused on offering alternatives to maintain the employees' emotional balance, we implemented the “Home-Office do Bem” project. The platform brings together initiatives such as quizzes, live videos, webinars, virtual communities and daily self-care videos, encouraging employees to take a different look at themselves and their daily lives and discover new paths to quality of life, health and mental well-being.

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CUSTOMER SATISFACTION AT THE CORE OF OUR STRATEGY

The quality of products and services and efficient customer service are strategic drivers of our performance. In 2020, the need to adapt to the new reality brought by COVID-19 and the consequent closure of all our on-site agencies demanded immediate migration of customer relations to digital media, accelerating a process that has been gradually underway in recent years. These channels can be used to request services, ask questions or register complaints.

To meet the challenge of maintaining service in this context, it was necessary to quickly reposition the Company, including adaptation of contracts with our service providers, reallocation of teams to provide remote service and expansion of the service options offered by our 24-hour call center and electronic channels, such as the Sabesp Mobile app.

We innovated by launching the Sabesp Fácil hotsite, which allows customers to inform their water meter reading and thus avoid eventual readings based on the average consumption, to attach documents to be sent to Sabesp, saving the customer from traveling to an on-site agency, among other services, such as applying for inclusion in the social tariff.

In 2020, we also created the possibility for the customer to simulate their monthly consumption by observing their habits, allowing consumption reduction practices to be adopted, especially in a period when everyone is isolated at home.

To meet the needs of real estate enterprises, Sabesp implemented the exclusive service system for entrepreneurs, EiMob, responsible for simplifying the processes of creating new requests, analysis by Sabesp´s team and delivery of the requested services, providing 100% digitalized processing in the light of the unavailability of in-person service. Aside from registering requests in a fast and simple manner, the customer can also track the progress of all their requests on the timeline available on EiMob. In addition, the customer is informed by e-mail whenever there is an update in the process.

In addition to expansion of the communication channels and the provision of services, Sabesp has signed partnerships with the digital wallets Iti and PicPay, providing customers with yet another option for paying their bills. It has made promotions such as Blue Friday available, held exclusively through digital channels in order to make it easier to negotiate debts with extended advantages, such as paying debts in up to 15 installments. During the promotion period, over 17,000 deals were made, which is an increase of 35% over the promotion held in 2019, and 128% compared to 2018.

This way, without having to leave home, our customers were able to access solutions for consultations, information, service requests and renegotiation of accounts, with convenience, safety and practicality. At the end of the year, we recorded an 83% rate of service in digital channels, helping to contain the spread of the novel coronavirus and improving the digital experience for our customers.

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The Company keeps services adapted for customers with special needs, such as communication in libras (Brazilian Sign Language), telephone channels adapted for people with hearing and speech impairments and the issue of bills in braille for people with visual impairments at all times.

The Customer Satisfaction Survey has been conducted monthly since 2019. In 2020, more than 14 thousand interviews were conducted, distributed in all the municipalities operated, which allowed the results with a 1% margin of error and a confidence level of 95% to be measured.

Even though it was a period full of uncertainties and abrupt changes in the forms of relationship due to the contingency situation brought about by COVID-19, the overall satisfaction indicator remained high, with 86% of customers expressing their satisfaction. The result reflects the successful and effective conduction in the adaptation of processes, tools and workforce training in the agile migration to digital service.

We also make our Ombudsman available to our customers, a second instance channel responsible for accepting, assessing and solving complaints and difficulties in their relations with the Company. During the year, we received over 172 thousand manifestations through the channel and approximately 90% of these manifestations were solved.

To ensure the protection of the Company's customer data, in addition to technical measures suitable to ensure security and privacy in processing personal data, in 2020, procedures and rules were implemented to comply with the Brazilian General Data Protection Law (LGPD), including the Institutional Policy of Personal Data Privacy, the appointment of a Data Protection Officer and the creation of an exclusive channel for customer service (lgpd@sabesp.com.br), among others.

Integration with the Community

The effectiveness of the services provided by Sabesp depends strongly on people's commitment to collective welfare. To this purpose, we maintain an environmental education program that aims to inform our stakeholders about the responsible use of water resources, the importance of basic sanitation and the correct use of its structure.

In addition to the Meetings with Communities, events held systematically to listen to residents and expose the Company's actions, there is also Sabesp´s Corporate Environmental Education Program (PEA Sabesp) to strengthen local engagement.

The Program contributes to the awareness and mobilization of our internal and external public by means of monitored visits to the treatment plants, courses and lectures in schools, artistic and educational activities, planting of seedlings, contests, cleaning campaigns for beaches and rivers, release of fingerlings and events on environmental commemorative dates, among others. Part of these actions are developed in partnership with local public agencies or NGOs.

This action takes place in different ways, depending on the type of program executed and on the context of the region served. In 2020, we highlight the social and environmental communication actions promoted in the scope of the New Pinheiros River Project, focused on engaging in correct waste disposal and in the connection of households to the collection networks. These actions are

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essential for the success of the Project, which aims to bring better sanitary conditions to the neediest regions and, consequently, return one of the main metropolitan rivers to its residents.

As the pandemic worsened, many actions were directed to the virtual environment. Aside from the New Pinheiros River Project, the engagement actions also occur in programs such as Clean Stream (Córrego Limpo), Se Liga na Rede and Água Legal.

For more information about our environmental education actions, see our Sustainability Report.

Good urban practices

In the São Paulo districts of Butantã, Cangaíba and Mooca, Sabesp conciliates the supply operation with the community's leisure through three urban parks installed in its units and open to the public. The spaces have playgrounds, gym equipment, sports courts, pergolas and walkways designed in accordance with accessibility standards for people with reduced mobility. Signs posted along the trails show the importance of the water cycle.

In line with enhancing green areas in urban areas, we support the State Government's São Paulo + Bonito Program, with the recovery of over 70 areas in the city of São Paulo that includes: flowerbeds, traffic circles, and public squares. The goal is to encourage care and use of urban spaces.

In the interior and coastal regions, we also promote the revitalization of public squares in a movement to get closer to local communities and take the message of valuing public spaces.

Support and sponsorships

Support and sponsorships play an important role in our social responsibility strategy, as a way to promote the development of citizens, with the provision of culture, education, health, sports and promoting citizenship. In 2020, R$ 25.7 million were allocated in private resources and from tax incentives for financial or institutional support of 136 projects. For more details about our support and sponsorship, see our Sustainability Report.

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EFFICIENT, RIGHTEOUS AND TRANSPARENT MANAGEMENT

Sabesp is a mixed capital corporation with shares listed on B3's Novo Mercado and on the New York Stock Exchange since 2002.

The Company's capital stock is composed of 683,509,869 shares, exclusively common (with voting rights), totaling R$ 30.4 billion of market value. The State Government of São Paulo holds 50.3% of the shares and the rest of the capital is listed on the São Paulo (37.3%) and New York (12.4%) stock exchanges, in the form of American Depositary Receipts (ADR level III).

Compliance with these rules reinforces our robust corporate governance structure, commitments and practices, with advantages that ensure transparency, equity and accountability to shareholders and creditors.

Currently, the Board of Directors is composed of ten members with a unified two-year term of office, with a maximum of three consecutive re-elections permitted. Among the directors, six are independent, one of them being elected by the minority shareholders. The Board of Directors is assisted by an Audit Committee, composed of three independent board members.

The Board of Executive Officers is composed of six members, one of them designated the CEO, with a unified term of two years, with a maximum of three consecutive re-elections allowed.

The responsibilities and operation of the Board of Directors, the Audit Committee and the Board of Executive Officers are defined in the Bylaws and in the internal regulations of each body. To learn more about the composition and functioning of our governance bodies, visit our investor relations website at https://ri.sabesp.com.br/en/corporate-governance/boards-board-committee-and-executive-board/.

The selection of the members of the Board of Directors and of the Board of Executive Officers takes the candidates' unblemished reputation and notorious knowledge into account, considering, whenever possible, a variety of experiences, behaviors, cultural aspects, age group and gender, among other criteria.

The candidates for the Board of Directors are nominated by the controlling and minority shareholders and approved at the Shareholders´ Meeting, while the Company's Executive Officers are nominated by the controlling shareholder and approved by the Board of Directors. All nominations are checked by the Eligibility and Advisory Committee.

More information about the Company's Nomination Policy can be found at https://ri.sabesp.com.br/en/corporate-governance/bylaws-of-sabesp-and-policies/. To see the minutes of the Eligibility and Advisory Committee, go to https://ri.sabesp.com.br/en/corporate-governance/minutes-of-meetings/.

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Management Compensation

The guidelines for management compensation, as well as for members of statutory committees and the Fiscal Council, are defined by the Compensation Policy, available at https://ri.sabesp.com.br/en/corporate-governance/bylaws-of-sabesp-and-policies/.

The Executive Officers' compensation consists of fixed monthly compensation and an annual bonus (variable compensation) contingent upon the determination of profit and the distribution of dividends to shareholders. Variable compensation of the Executive Officers is limited to six times the Executive Officers' monthly compensation, or 10% of the amount distributed to the shareholders as dividends, whichever is less.

In 2020, the total amount of compensation, in gross values, considering benefits and legal charges, was R$ 7.9 million, including about R$ 1.4 million referring to the Executive Officers' variable compensation.

For further information on the criteria breakdown composition of the compensation of the members of the statutory bodies, see item 13 of the Reference Form, available at https://ri.sabesp.com.br/en/financial-information/cvm-filings/.

Management Training Program

In compliance with Federal Law 13,303/16 (Law of State-Owned Companies), the Company's managers receive annual training in matters related to corporate governance.

In 2020, the managers received virtual training by the Brazilian Institute of Corporate Governance – IBGC, addressing the topics: Legislation and Governance, Capital Markets and Information Disclosure, Anti-Corruption Law, Code of Conduct and Integrity, Internal Controls, Best Practices for the Board of Directors and Management and Fiscal Council.

Integrity and Transparency

The performance of the Company’s managers and employees is guided by the Integrity Program, which works as an instrument to mitigate possible fraud and corruption. In this sense, the guidelines, principles and competencies established by it aim to preserve the Company's assets, image, integrity and ethical values.

Approved by the Board of Directors and supported by the Compliance Policy, the Program meets the recommendations of the Brazilian Office of the Comptroller General’s (CGU) and the requirements of the anti-corruption laws in effect in Brazil and in the United States.

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The Program aims at the prevention, detection and remediation of harmful acts against the government, reinforced by its compliance with Federal Law 13,303/2016, Novo Mercado´s Regulation and the good practices recommended by the Brazilian Corporate Governance Code (CBGC).

In 2020, Sabesp’s Integrity Program evolved increasing actions, such as:

•	Improvement of reputation assessments (Integrity Background Check) for nominations or reelections of Managers and Fiscal Council Members and for those nominated for free standing positions;
•	Adoption of integrity measures among suppliers, with the provision for mandatory compliance with ethical standards and the prohibition of fraud and corruption practices established in contractual clauses; and
•	Improvement of the monitoring of transactions between related parties of the Company.

Also in 2020, we completed the cycle of mapping and analyzing fraud and corruption risks and of the controls required for the business profile. While the work was being developed, interviews were conducted with managers and executives to capture the perception of fraud and corruption risks linked to strategic guidelines and critical macro processes.

Additionally, studies were carried out on the Company's business and the processes and risks already mapped in previous cycles were analyzed. Currently, all processes with some exposure to fraud and corruption risk have been assessed, especially those in which some interaction with public agents may occur.

In all, 14 macro processes were assessed, totaling 51 processes covered in the Company with this assessment. Thus, our current portfolio has 19 risks. The mapped risks are treated by establishing controls and for those that are considered moderate to critical mitigation actions are also adopted.

The effectiveness of the Integrity Program and its continuous application maintain positive results in 2020, as in previous years, remains free of corruption cases at the Company.

Code of Conduct and Integrity

The bases for managers and collaborators to act in an integrated manner consistent with the Company's values when conducting relations and business with its different publics are defined in its Code of Conduct and Integrity. First prepared collaboratively in 2006, its most recent version is available on our website: ri.sabesp.com.br/en/corporate-governance/code-of-conduct-and-integrity/.

Defined by the Code of Conduct and Integrity and implemented in 2018, the Trust Channel is an internal institutional mechanism to clarify doubts and guide collaborators on ethical behavior in the conduct of Sabesp's business at its various levels, responding to all quickly, objectively, without value judgment, while maintaining confidentiality about the consultation.

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The Audit Committee is responsible for monitoring procedures for investigating violations to the Code of Conduct and Integrity, as well as the events reported to the Whistleblowing Channel, which are analyzed and reported biannually to the Ethics Commission and Audit Committee. The Audit Department is responsible for processing complaints, must ensure the anonymity of the whistle blower and protect the confidentiality of the information and of those involved.

In order to preserve the anonymity of the whistle blower, our Whistleblowing Channel is external, in other words, the acceptance of reports is carried out by a specialized outsourced company, by means of an electronic form and telephone, allowing the whistle blower to follow up on the investigation through a protocol.

Throughout the year, 155 occurrences were registered in the Whistleblowing Channel and 39 penalties were applied, among Company employees and outsourced employees: 11 warnings, 5 suspensions, and 23 terminations. It is worth noting that, among the cases investigated, there are no indications of participation of Company employees in acts of corruption covered by Federal Law 12,846/2013 - Anti-corruption.

Disseminating the culture of integrity

During 2020, the themes related to preventing and fighting fraud and corruption were reinforced through the dissemination of information and articles published in the internal communication channels and several training actions to deepen collaborators' knowledge about the legal requirements and responsibilities, as well as about the corporate guidelines.

The Communication Plan is formalized annually, with the person responsible for each step and the target audience for the communication actions. This plan establishes a periodic program of internal disclosure using e-mails (Sabesp Informa and Comunicado Sabesp), bulletin board, intranet, e-mail subscription and thematic wallpapers, such as those on International Anti-Corruption Day, which is held in December.

In 2020, the plan contemplated all employees in the various dissemination of the main policies and procedures of the Integrity Program, in addition to reinforcing the use, when applicable, of the Whistleblowing Channel and the principles of our Code of Conduct and Integrity. We also published more than 60 articles, including press releases and news on topics related to ethics and integrity.

On December 9, the date on which International Anti-Corruption Day is celebrated, we promoted the virtual event "Sabesp in the Prevention and Fight against Corruption". In addition to presenting the Company's main actions related to the theme, we offer qualified information about compliance in the public sector, Brazilian anti-corruption law and experiences of other companies in areas such as regulatory compliance and corporate transparency.

Externally, we are engaged with groups and entities that promote reflection and dissemination of issues related to integrity and business ethics, either by sponsoring or participating in congresses, seminars and conferences, on which occasions we present the practices and actions of our Integrity Program.

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We are also articulators of the implementation and coordination of the Thematic Chamber of Corporate Governance and Legal Issues of the Brazilian Association of Sanitary and Environmental Engineering (ABES), reaffirming our commitment to foster the culture of integrity in a strategic sector for the development of the country.

Conduct and Integrity Learning Path

Our employees are key players in the dissemination of the ethical and transparent culture adopted at Sabesp. For this reason, we make the Conduct and Integrity Learning Path available to them, an ongoing training plan that offers learning tools on the topics of integrity, ethics, sexual and moral harassment, diversity, corruption, fraud and conflict of interest, among others.

Developed by Sabesp´s Corporate University, the Path includes training actions that cover the guidelines, requirements, legal responsibilities and the role of each one within our culture of ethics and integrity and is available to all employees. In 2020, over 29,000 people participated in training actions.

We also have the Ethics Visit project, which seeks to reinforce the dissemination of the values and principles of Sabesp's Code of Conduct and Integrity. In the 375 municipalities operated, the project already has over 100 lectures for all job categories and has impacted over 7,500 employees since it was implemented in August 2019. In addition to the in-person part, the project also includes the publication of articles and carries out polls on the theme in our internal communication vehicles.

In June, we held training sessions on Preventing and Combating Fraud and Corruption with over 260 collaborators, the objective of which was to provide reflections on the theme and inform about related national and international laws, disseminate recommended action practices, in addition to fostering the culture of integrity at the Company. Covering fraud and corruption prevention, as well as the relationship with public agents, conflicts of interest, risks and controls in the processes, the program also included examples and concrete cases, contributing to the identification of adequate integrity measures.

During the year, we presented the results of the mapping and risk assessment project to the collaborators and trained the collaborators in charge of investigation reports, with the objective of updating them in relation to the investigation procedure adopted by the Company.

Training and Development

In 2020, Sabesp also promoted reflections on issues related to Integrity and Transparency with on-site training sessions on Combating and Preventing Fraud and Corruption, whose program content covers national and international laws, guidelines for the relationship with public agents, conflicts of interest, risks and controls in the processes.

The examples and concrete cases presented in the training sessions contributed to identifying adequate integrity measures both among the internal public and among the managers and those responsible for the compliance areas of the special purpose companies in which Sabesp is a minority shareholder.

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Our managers received training on a virtual platform in a course given by the Brazilian Institute of Corporate Governance - IBGC, in compliance with Federal Law 13,303/16. Training to the External Commercial Service Technicians - TACES also stands out, which is a result of service contracts within the Code of Conduct and Integrity. Throughout 2020, over a thousand suppliers learned about our Integrity Program through an institutional video.

Transparency

At Sabesp, we are aware that promoting ethics and integrity requires transparency in the relationship with all of our stakeholders. Therefore, the Transparency Portal (available at http://bit.ly/32VDGhb) offers clear and up-to-date information about the business. On it, users have free access to our Institutional Policies, board and committee minutes, contracts with the granting authority and with suppliers as well as our main programs and projects developed. In addition, the Portal also has a Citizen Information Service (SIC), a service channel for citizens established in the Access to Information Law.

Risk Management and Internal Controls

Sabesp has an organizational structure for risk management, defined in its Bylaws, administratively linked and led by the CEO, appointed by the Board of Directors. Our structure is supported by internal instances, which act in an integrated and supplementary manner, guided by institutional instruments that support the risk management process, with the objective of ensuring transparency and adding value to the company, as well as supporting the decision-making process.

Risk management is guided by the Institutional Corporate Risk Management Policy, approved by the Board of Directors and which adheres to the COSO - ERM (Committee of Sponsoring Organizations of the Treadway Commission - Enterprise Risk Management) framework, to ABNT NBR ISO 31.000:2009 and ABNT ISO GUIDE 73:2009 standards. The Policy is complemented by the Corporate and Operational Risk Management Procedures and the Risk Dictionary.

We also have a Corporate Risk Management Committee comprised by one representative from each Executive Office and which reports to the Executive Board.

The identified risks are measured in terms of impact and probability of occurrence, assessed by the competent hierarchical levels to define the mitigating actions required for each situation and is reviewed annually. The nature of the risks is defined based on four categories: strategic, financial, operational, and compliance.

The corporate risks that have a significant and critical criticality level have their mitigating actions monitored by the Executive Board and the Board of Directors, respectively. Thus, it is possible to minimize the negative impacts of these scenarios, favoring the achievement of our strategic objectives.

The work results in a corporate risk map, approved by the Board of Directors, which is kept with the purpose of following global and national trends, in order to foresee scenarios that may adversely affect the Company's operations, thus ensuring fulfillment of its strategic objectives.

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The risks are managed using the Corporate Risk Management System - GRC. This system is an integral module of SiiS - Sabesp´s Integrated Information System (SAP/GRC-Risk Management and Process Control). The description of corporate risks and the strategies for managing the factors that can produce their materialization is found in item 4 of the Reference Form available at https://ri.sabesp.com.br/en/financial-information/cvm-filings/.

Internal controls

Internal controls include the procedures for accuracy of the accounting records, preparing financial statements in accordance with official regulations, and the proper authorization of transactions related to the acquisition, use and disposition of the Company's assets.

For 16 years, we have promoted a structured and systematic assessment of internal controls, which is currently guided by the internal controls framework of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) version 2013 and is adherent to section 404 of the Sarbanes-Oxley Act (SOX) and to Federal Law 13,303/2016.

Annually, we review the assessment process of internal controls, considering new risks associated with the preparation and disclosure of financial statements, as well as possible significant changes in processes and information systems.

The internal control tests are carried out by the internal audit area, which reports hierarchically to the CEO and functionally to the Audit Committee. In 2019, the assessment on the effectiveness of the internal controls environment did not identify any deficiencies considered material.

External auditors

The audit of our financial statements and review of quarterly information and financing projects are performed by external auditors, ensuring reliability of the data presented. Sabesp respects the principles that preserve the independence of these professionals, namely: i) not to audit their own work, ii) not to perform managerial functions; and iii) not to advocate for their client.

The Audit Committee, in line with our Bylaws, is responsible for assessing the guidelines that guide the hiring and provision of services from the external auditors. The Committee is also responsible for recommending the hiring and dismissal of the external auditors to the Board of Directors, in addition to the obligation to manifest itself before hiring other services provided by them, or by companies linked to them, that do not characterize activities within their authority.

In 2020, we changed our independent auditors. KPMG Auditores Independentes, which had served as independent auditor since 2016, was replaced by Grant Thornton Auditores Independentes with the start of activities in the review of the quarterly information for September 30, 2020.

The total amount paid for the audit services of financial statements, review of quarterly information and financing projects, among others, was approximately R$ 1.6 million, R$ 1.3 million of which was paid to KPMG and R$ 346 thousand to Grant Thornton.

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In the same period, KPMG and Grant Thornton also provided tax review services that did not conflict with the audit services provided and did not exceed 5% of the fees paid for such services.

KPMG Auditores Independentes also audited the company Attend Ambiental S.A. in 2020, one of Sabesp's affiliated companies.

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THE NOBLE MISSION OF CHANGING LIVES

Ensuring quality water, water security, continuous supply, and expanding access to the sewage collection and treatment system are services that have a strong positive impact on inducing social, economic and environmental development in the region served.

From this perspective, Sabesp is one of the protagonists in development in the state with the best service rates in the country, accounting for an average investment of 32% of everything that has been contributed to sanitation in Brazil since 2011, according to data from SNIS 2019.

In 2020, the total water production was 2.9 billion m³, which assured service to over 95% of the operated area. The sewage collection services served 85% of the operated area and treatment of collected sewage reached 76% of the households.

To advance further, this work is grounded in different infrastructural and strategic programs in water and sewage designed according to the diverse characteristics of the regions where we operate.

Water quality comes first

Ensuring the delivery of quality water is the greatest asset we can offer our customers and one of the greatest assets of our business. Ensuring an uninterrupted supply of quality water was even more necessary last year due to the pandemic since sanitizing with soap and water is the most effective way to contain the virus.

In this sense, since the first stage of water withdrawal from the reservoirs, we have been monitoring the quality at strategic points through monitoring probes as well as through sample collection, analyzed in our laboratories on a weekly or monthly basis. The water collected for treatment comes from superficial water sources (reservoirs, rivers) and underground water sources (deep wells).

When water is collected from a superficial source, the water is sent to the station, where it undergoes several treatment steps: pre-chlorination, pre-alkalinization, coagulation, flocculation, settling, filtration, post-alkalinization, disinfection and fluoridation. For water that comes from underground water sources, which has better quality, we perform disinfection and fluoridation.

In both of these processes, there is strict control of chemical doses and quality standards are monitored, consistent with those established by Brazilian legislation, which are similar to European and North American standards.

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Controlled parameters

The quality of the treated and distributed water is inspected by the Sanitary Surveillance Center of the state of São Paulo and guided by the parameters of the Ministry of Health, which establishes procedures for controlling and supervising the quality of the water for human consumption. Over 85 thousand monthly analyses are performed to check the quality of the parameters turbidity, color, chlorine and total coliforms.

This work is performed in the 16 regional laboratories we have for sanitary control in the distribution of treated water, in addition to laboratories located in the water treatment stations. Most regional laboratories are accredited by Brazilian Institute for Industrial Quality, Standardization and Metrology (Inmetro).

Our central laboratory is responsible for analyzing organic compounds and agrochemicals, using gas and liquid chromatography methods, as well as analyzing heavy metals through Inductively Coupled Plasma spectrometry.

All chemical products used for water treatment are analyzed and meet the strict specifications established in the recommendations of National Health Foundation – Funasa, by ABNT, by the National Standard Foundation - NSF, and by the American Water Works Association - AWWA.

We also have a team of tasters, consisting of about 140 specialists who analyze variables such as flavor, aroma and density of the water to be distributed. The results are forwarded to the WTPs in order to guide the treatment and eventual preventive or corrective adjustments.

The quest for water security in a water shortage environment

Just like the quality of water delivered to our customers, supply security is at the top of our strategic priorities.

With the start of supply operations in Mauá, in November 2020 we will distribute treated water to 37 of the 39 municipalities that make up the São Paulo Metropolitan Region (SPMR). We do not directly serve the final consumer in the cities of São Caetano do Sul and Mogi das Cruzes. To these municipalities, we supply water on a wholesale basis and they are responsible for distributing it to the final consumer.

One of the largest populations in the world is concentrated in the SPMR, with a very disorderly urban occupation, often irregularly and precariously installed, especially in areas near water sources. Add an unfavorable geographical location to this in terms of water supply (river source region of the Alto Tietê basin).

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In view of the factors that characterize the SPMR as an area of very low water availability, supply security for the large current and future population contingent is based on the increment of infrastructure and on strategic planning with long-term projections for supply and demand. To do this, we assess variables such as the availability of water from rivers or springs, climate variability, population growth and displacement curve as well as the capacity of the infrastructure for treatment, storage and distribution.

This work is performed through a robust water infrastructure composed of ten main water producing systems (Cantareira, Alto Tietê, Guarapiranga, Rio Grande, Rio Claro, São Lourenço, Ribeirão da Estiva, Baixo Cotia, Alto Cotia and Guarulhos), which together form the Integrated Water Supply System (SIM) and are interconnected by large water main system that makes up the Metropolitan Water Main System (SAM), responsible for transporting the treated water to the individual reservoirs and, from these points, distributing it to the population of the Greater São Paulo area.

Planning and infrastructure increase supply security

The structural increase of the SIM has been the focus of permanent investments in the scope of the Metropolitan Water Program (PMA), implemented in the 90's with the initial objective of solving structural bottlenecks in the supply system, by expanding water production, transport and distribution systems throughout the metropolis.

With the 2014/15 water crisis, SIM was strengthened by water sources located outside the Alto Tietê basin. These actions have increased the flexibility of transfer between producing systems and expanded the capacity of water reservoirs and treatment.

In the five years since the crisis, the metropolitan system has experienced two other severe droughts. The last one in 2020, Cantareira, the largest water reservoir in the region and responsible for serving 6.7 million people, reached 31% storage, the lowest level since the crisis. Rainfall levels below the average were registered in all the springs and, as a result, the inflow of water into the systems was also below expectations.

However, the São Lourenço Production System and the Jaguari - Atibainha transposition, which, since 2018, have begun "importing" water from other basins into the Alto Tietê basin, have been essential in reducing the risks of shortages in the SPMR. Without this construction, the low replenishment recorded at Cantareira (with rainfall of only 74% of the historical average) would have led the system run out by July 2020.

In light of this increasing variability in rainfall regime and occurrence of weather extremes, we continue strengthening the redundancy structures of the integrated system. Therefore, in 2020 we promoted review and preventive maintenance of the water transfer structures implemented to counter the 2014/15 crisis. Another highlight was the start of the construction for reversing water from Ribeirão Sertãozinho (a tributary of the Itapanhaú River), to the Biritiba Mirim Reservoir, which

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belongs to the Alto Tietê System. The expectation is that this construction will be completed and operating in the second half of 2021.

The construction of the Genesis system, a future water reservoir and distribution center in the western region of the Greater São Paulo area, has also advanced, being, at the end of 2020, about to start operations. In addition, three other metal reservoirs to store treated water were put into operation in the municipalities of Itaquaquecetuba, Jandira and Vargem Grande Paulista.

Regarding demand, the participation of the population in adopting more conscious consumption habits since the start of the 2014/15 water crisis has also been fundamental to maintaining safe levels at the water sources.

In 2020, however, despite media campaigns for rational consumption, people staying at home most of the time, due to the social isolation caused by the pandemic, caused the per capita consumption of metropolis inhabitants to increase. On the other hand, also due to the pandemic, drops in consumption were recorded in the industrial, commercial and public categories.

Despite rainfall below the average, low replenishment of water sources and higher residential consumption, the more robust and integrated water infrastructure contributed to maintain the stored volume of water at safe levels to supply the SPMR in 2020.

Adaptation to climate uncertainties and the new risk parameters in SPMR

Climatic variations and possible extreme events can impact the Company's activities. To overcome this challenge, the set of actions carried out in the SPMR is guided by projections established in the Water Supply Master Plan for the SPMR, which is based on a historical series of monthly natural flows since 1930. The Plan seeks to anticipate variables resulting from changes in the rainfall regime, flows, affluence, availability of water sources, population growth, rearrangement of the distribution of the population in the territory and consumption behavior.

The new risk parameters brought about by the severity of the 2014/2015 water crisis - records previously unseen over 85 years of analysis, were incorporated into the review of the Plan completed in 2019. The currently exploited water sources have been reassessed and a guaranteed 98% flow rate has been adopted (previously 95%). This change reflects the criticality of the climatic event in the risk assessments and the concern with the great damage that an eventual collapse in supply could cause to the population.

The studies advance with the construction of indicators that measure the reliability, resilience and eventual vulnerability of the set of water sources. These analyses incorporate the effects of climate variability, expansion of economic activity and population growth, with a view to building knowledge to anticipate future adversities and ensure supply security.

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These initiatives can be seen in more detail in the book "Estratégias Resilientes: Um Plano de Adaptação às Variações Climáticas na Gestão dos Recursos Hídricos para o Abastecimento da Região Metropolitana de São Paulo“ (Resilient Strategies: A Plan to Adapt to Climate Variation to Manage Water Resources to Supply the Metropolitan Region of São Paulo).

The concern about climate threats among the risks of great attention is justified by the great impacts that droughts, such as the one that occurred in 2014/2015, can cause on the population´s supply and on the Company's results.

Still in relation to identifying and anticipating potential risks, we also have an Institutional Policy and Corporate Procedure for Strategic Risks that gathers the main threats inherent to the business - from those linked to management to the operational ones, including environmental ones, among others. The policy also determines responsibilities and points out guidelines for managing the different critical issues.

Because of the multiple uses of water aside from human supply (industry, commerce, energy generation and agriculture) it must be emphasized that managing water resources is not the responsibility of a single actor. It must be integrated, involving different decision making instances, entities and organizations, including participation of society as a whole, the greatest beneficiary of the conscious and sustainable use of our natural resources.

The metropolis and the biodiversity protection

For the SPMR, the already low availability of water, when pressured by disorderly and irregular occupation, often in environmental protection areas and close to water sources, can affect the quality of water for public service.

In this sense, our actions go beyond increasing the infrastructure and quantity of water stored in the water sources and distribution systems, they consider a set of measures to protect and recover surface water sources, acting at the level of basins and reservoirs, as well as riparian vegetation and forested areas.

One highlight on this front is the Metropolitan Green Belt Program, which is part of the São Paulo State Government's Nascentes (Springs) Program and has already promoted the planting of 539 thousand trees in the last 5 years.

It focuses on the following systems: Cantareira, Alto Cotia, Rio Claro and Fazenda Capivari (in the Guarapiranga system), all located in areas belonging to Sabesp and located within the Atlantic Forest biome, totaling approximately 44 thousand hectares within protected areas, with 9 thousand hectares of water surface and 35 thousand hectares of area surrounding these water sources.

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Of this territory, 94% (33 thousand hectares) are areas protected by vegetation cover that represent 1.4% of the remaining Atlantic Forest in the state of São Paulo, protecting the water consumed by over 14 million residents of the capital and Greater São Paulo area.

With this work, in the Cantareira System alone, the vegetation cover rate jumped from 61% in the 1980s to 79% in 2020. The Program has received recognition from the BID (Inter-American Development Bank) and the WRI (World Resources Institute).

More than contributing to the quality of the water body, the vegetation cover hinders illegal occupation, prevents garbage, pesticides and agrotoxins from being carried into the reservoirs, reduces flooding, protects biodiversity and ensures water security.

In addition to preserving and recovering flora and fauna, enforcement and patrimonial monitoring, we also make the areas available for studies to be carried out by universities as well as activities with involvement from society through NGOs and other institutions.

Also on the subject of preservation, in 2020, the Management Plan for the Environmental Protection Area of the Cantareira System was approved, which establishes rules for land use and occupation around the reservoir and strengthens the work of protecting water resources.

Outside SPMR, we use the São Francisco Reserve, inserted in the Serra do Mar State Park, in São Sebastião, on the northern coast of the state of São Paulo. With 2.5 thousand square meters (perimeter of 7.1 kilometers), the area includes the São Francisco stream, the source for the São Francisco water production system. In 1994, the area was declared an Atlantic Forest Biosphere Reserve by UNESCO..

The Nossa Guarapiranga Program is another initiative aimed at mitigating the impacts of urban life in one of the most important metropolitan water sources, which supplies water to about four million inhabitants. Focused on the surface of the water, we clean the water with the help of collecting boats and install ecobarriers, which are metal screens placed at the mouths of the main streams that flow into the reservoir.

Irregularly discarded waste is removed, which contaminates the water, causes the proliferation of algae and makes it difficult to collect water. From 2011 to 2020, 197 thousand m³ of waste was removed from the reservoir, with 18 thousand m³ in 2020. The Program has already required investments of R$ 25 million since its inception, being almost R$ 2 million in 2020. In addition, Sabesp is recovering the vegetation on the islands in the reservoir by planting trees.

More health and citizenship

The housing problems resulting from the installation of precarious housing are accompanied by the deficit of public service infrastructure, making life even more difficult for those who inhabit these areas.

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To address this problem in terms of supply, since 2017 we have promoted the proper installation of water distribution systems in communities of high social vulnerability, where residents are precariously supplied by improvised pipes that are subject to contamination. Until approval of the New Legal Sanitation Framework, the legislation prevented service in irregularly established occupations without specific legal authorizations.

This work is done by the Água Legal Program that, in 2020 alone, brought more comfort and health to 33 thousand families (115 thousand people) with the replacement of precarious and irregular installations by networks and water meters that bring quality water to taps. In four years, about 145 thousand families (approximately 507 thousand people) in the SPMR had their clandestine connections regularized.

The program was recognized as "2019 Water and Sanitation Success Cases", by the Global Compact Network Brazil, of the United Nations (UN) and gained support from the World Bank, which started financing the program.

Challenges of supplying the São Paulo coast

The integration of the water supply systems in Baixada Santista was studied and defined in 2020 to expand the supply and water safety in the region and thus meet the challenge of ensuring supply under high temperature and seasonal consumption conditions that, with a significant increase in people during the summer season, overload the systems, requiring more water supply and system flexibility.

Strengthening the production and distribution capacity in Baixada is part of the Água no Litoral Program, which combines permanent actions to increase supply security.

In 2020, the work continued with numerous improvement actions to make the supply system more robust and resilient in light of climate variations and peaks in customer demand.

A highlight is the duplication of the Mambu-Branco Production System, in Itanhaém, whose construction has progressed, reaching 60% completion, with delivery scheduled for 2021. The System will be able to produce about 3.2 thousand liters per second, which is essential to meet the demands of the municipalities served by the integrated system of Baixada, especially during the season.

On the northern coast, we have made numerous investments aimed at increasing water safety, improving and increasing the capacity of the water production units and implemented actions to optimize water distribution units to meet the demand during the high season.

Also, in most of the coastal municipalities there are construction and actions to combat losses such as the replacement of mains and water meters. We also promoted the desilting of the water abstraction areas, reservoir washing, equipment renovation, reservoir expansion and supply

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sectorization. With the housing regularization, new neighborhoods in these municipalities began to be supplied by our networks.

To meet the high demand, during the summer seasons, the entire São Paulo coast receives extra teams, equipment and tanker trucks to strengthen the service and response to emergency cases.

Supply in the interior of the State

With smaller populations and different supply sources, the municipalities from the interior region are less complex to supply. Even so, in locations with less water availability we undertake strategic efforts through campaigns for rational use of water and actions to increase its availability, aiming at mitigating the impacts of climate adversity.

The most critical case occurred in Aguaí, where we started operating in 2019. The water storage capacity of the Itupeva reservoir dropped drastically due to the severe drought that has hit the region, forcing the implementation of a water rotation program in the municipality. The situation was controlled with the help of emergency water abstraction, a rational water use program and actions to reduce losses.

Promoting rational use in public buildings

Our Program for Rational Use of Water - PURA promotes the rational and conscious consumption of water in municipal, state and federal government buildings. This work is done by readjusting the hydraulic structure in schools, hospitals, public restrooms, penitentiaries or day care centers that adhere to the program.

We install low-energy equipment, new plumbing and do leak scans and repairs. We also promote lectures on the conscious use of water. If they reach the consumption reduction target, the properties receive a 25% discount on the tariff. In 2020, 107 properties joined the program. Since 1996, there have been 11,433 properties benefited throughout the state.

Engaged to fight water losses

Combating water losses in distribution is a key initiative for greater sustainability of water resources and operational efficiency in the supply system. With less losses, the water sources are under less pressure and there is less need to draw water from greater distances, which also reflects in energy and resources saved in the treatment process. A renovated structure is also less susceptible to ruptures and leaks and consequent inconvenience to customers.

Unplanned service interruptions in the water supply are reported to the São Paulo State Public Services Regulatory Agency, according to rules published in ARSESP Resolution nº 846/2018. In 2020, we reported 471 outages, lasting more than six hours and affecting over 10% of the active water households in the affected supply sectors or the operated municipality.

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Fighting water losses is a continuous challenge for us, because if nothing is done, losses tend to increase over time, since, as the infrastructure ages, leaks and under-measurement of the water meters increase.

Efforts were intensified in the Program for Water Loss Reduction which, since 2009, has the goal of consistent reducing losses in the long term, by implementing several operational improvement and maintenance actions, in addition to important actions to renew and improve infrastructure.

In 2020, actions to combat losses were carried out with a total amount of R$ 1.05 billion. Part of the funds allocated to the Program come from our own resources and the rest from financing granted by Japan International Cooperation Agency (JICA) and BNDES, in addition to resources obtained from the Incentive Debentures issued.

As a result of this prioritization, our water loss index as percentage of input volume has fallen continuously, from 41.0% in 2004 to 27.0% in 2020. And the losses measured in liters per connection per day, considered a more adequate indicator for monitoring losses, as recommended by the International Water Association (IWA), has also been steadily dropping.

In 2020, this indicator reached 263 liters per connection per day, 52% less than the 2004 result when the indicator was 547 liters per connection per day. As of 2021, the losses in the municipality of Guarulhos, the second largest in the state and whose operations by Sabesp started in 2019, will be accounted for, causing an increase in the total loss index. Thus, the goal for 2021 has been adjusted to 268 liters per connection per day. In 2020 the Total Loss Index was 27% (29% in 2019).

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EXPANSION OF THE SANITATION INFRASTRUCTURE

The sanitation infrastructure offered by Sabesp contributes directly to the environmental sustainability and the socioeconomic development of the state of São Paulo. Thanks to access to these services, the regions served have benefited from a reduction in infant mortality and water-borne diseases. In addition, by improving the quality of river and water source water, we are promoting water security and the valorization of tourism and real estate sectors, which generate income and jobs.

Cleaner rivers and quality of life in the SPMR

The Tietê Project is the largest environmental sanitation program in the country and is sized to tackle the great challenge of expanding the sewage collection and treatment infrastructure in one of the largest urban agglomerations in the world.

Initiated in 1992, its actions in 30 metropolitan municipalities contribute directly to the progressive revitalization of the Tietê River and its tributaries. This is done by expanding and optimizing the sewage collection, transport and treatment system.

During these 28 years, 1.8 million household connections have been made and 4.6 thousand km of trunk collectors, interceptors and collection networks have been installed to transport the sewage to the treatment stations. The installed treatment capacity was tripled and the equivalent of the sewage generated by 12.4 million people was sent for treatment.

In this period, US$ 3.1 billion has already been invested, of which R$ 435 million will be invested by 2020, with our own resources and with funding from BID, BNDES and Caixa Econômica Federal, expanding the coverage with sewage collection from 70% to 92% and sewage treatment from 24% to 83% of the volume collected in SPMR.

In 2020, aside from the New Pinheiros River interventions, we will deliver the Tietê 7 Interceptor, the Piqueri Sewage Pumping Station, the new Anhangabaú Trunk Collector, the Tamanduateí Interceptor and the STP Laranjeiras.

Efforts to expand service have had a visible impact on the reduction of the pollution stain of the Tietê River in the direction towards the interior of the state. The pollution of the Tietê River, which reached 530 kilometers in the 1990s, decreased to 150 km by 2020, according to a report issued by the NGO SOS Mata Atlântica.

The New Pinheiros River Program was structured to promote the revitalization of one of the main tributaries of the Tietê River and a symbol of the São Paulo capital.

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In addition to giving life and reintegrating this important river to the city's routine, the actions fulfill the goal of bringing dignified conditions to thousands of families who inhabit vulnerable regions near the polluted streams that flow into Pinheiros.

In these areas, we are expanding the sewage collection infrastructure with the goal of conducting the sewage of over 530,000 properties for treatment at STP Barueri by the end of 2022. This prevents the domestic sewage pollution load from being discharged into the rivers that flow into Pinheiros. In 2020, we reached the mark of 150,000 properties connected to the treatment.

An innovation in the program was contracting the construction in the performance mode, which considers for contract remuneration, goal achievements for the number of properties connected to the sewage treatment system and the water quality of the stream in the region of the interventions, for contract remuneration.

Another innovation is the implementation of five units to recover the stream water quality, allowing direct intervention in tributaries that receive sewage from more densely populated irregular occupation areas, where it is unfeasible to install a conventional collection structure of this pollutant load.

Under the coordination of the Secretary of Infrastructure and Environment, the program integrates several agencies, in addition to Sabesp: EMAE (Metropolitan Water and Energy Company), Cetesb (Environmental Company of the State of São Paulo), DAEE (Department of Water and Electricity), government departments, City Hall of São Paulo and other private partners.

Each has its mission within five structuring axes: sanitation, maintenance, solid waste treatment, revitalization, and environmental communication/education. Thus, in addition to sewage collection, the actions include de-silting and cleaning the riverbed, monitoring water quality, improving the landscape along its banks, programs to collect and reduce inadequate disposal of solid urban waste and integrated action with communities through social and environmental projects.

Another initiative that aims at improving the water conditions of urban streams, aside from cleaning and maintaining their banks, is the Clean Stream (Córrego Limpo) Program, created in 2007. The Program relies on the partnership with São Paulo´s municipal government and the key role of society in maintaining the quality of the urban rivers and streams, with the correct waste disposal and the connection of the properties to the sewage collection networks.

In these 14 years of the Program, R$ 318 million have been invested in cleaning up and maintaining 161 streams in the São Paulo capital. In 2020, we invested R$ 9.3 million and seven streams were cleaned-up, benefiting 202.5 thousand people and resulting in the collection and treatment of a sewage flow of 182 liters per second.

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In addition, six other streams have ongoing clean-up actions and are monitored and followed up on a monthly basis by the Program. One of them is the emblematic Ipiranga stream, which is scheduled to be cleaned up before Brazil celebrates its Independence Bicentennial in 2022.

The Pro-Connection Program, whose trade name is Se Liga na Rede, was created in 2012 in partnership with the State Government, with the purpose of connecting the sanitation facilities of low-income customers to the collection networks, avoiding irregular sewage disposal into the environment.

The initiative serves families that receive up to three minimum wages per month and the installation costs are divided between Sabesp and the State Government, which cover 20% and 80% of the construction work, respectively.

The program has already benefited over 104,000 people with the implementation of 29,700 sanitary connections and intra-household adaptations. In 2019, the original deadline for the program under State Decree 58,208/2012 had elapsed. At the start of 2021, negotiations for renewing the program were resumed with the Secretary of Infrastructure and Environment.

In the Greater ABC region, we are continuing with interventions at the Billings reservoir basin, on the northern bank.

Aside from the Couros trunk collector, a large-sized pipeline that will transport the sewage generated by 382,000 people from São Bernardo do Campo and Diadema to STP ABC, implementation construction for the sewage collection system, trunk collectors and interconnections, sewage pumping stations and household connections are also underway.

Additionally, in one of Latin America's most industrialized regions, Sabesp is a partner of the company Attend Ambiental. Installed next to STP Barueri, Attend pre-treats non-domestic sewage. All the treated volume is later sent for conventional treatment at STP Barueri.

More tourism and quality of life on the São Paulo coast

Through Clean Wave (Onda Limpa), the largest environmental sanitation program on the Brazilian coast, we have been expanding the collection and treatment of sewage in Baixada Santista and Litoral Norte since 2007. The actions contribute directly to improving public health, beach bathing quality and the increase of tourism to the region.

The coverage rate with sewage collection in Baixada Santista was increased from 53% in 2007 to the current 83%, with investments of about R$ 2 billion.

In the second stage of the Program, to be completed by 2025, the implementation of collecting networks, new sewage connections, three new STPs and expansion and improvement of 11 other STPs, including the outfalls and pre-conditioning stations in Praia Grande, are planned. With this,

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Baixada should reach a 92% coverage index with sewage collection. All the sewage collected has already received treatment.

The third stage of the Clean Wave Program will be executed between 2025 and 2030 and its goal is to reach a 95% coverage rate with sewage collection and treatment of all the sewage collected in Baixada Santista, also benefiting areas where the population is increasing.

In the North Coast, 70% of the formal area is covered with a sewage network and 100% of the collected sewage is treated. More than a decade ago, sewage collection in the northern region was only 36%. By 2025 we expect to reach 92% coverage with sewage collection and treatment of all collected sewage.

Advances in the interior of the State

We are responsible for water and sewage services in 320 municipalities in the interior of the state of São Paulo. The excellence of service in these municipalities reflects in important recognitions. Seven inland and coastal municipalities were well positioned among the 60 cities with the best sanitation in Brazil, according to Sanitation 2020 - Trata Brasil ranking, with Santos standing out in first place, followed by Franca in second.

As almost all of these municipalities present universal attendance indexes, our performance is directed to the expansion of the structure in communities (neighborhoods or districts) installed in an isolated manner in relation to the urban centers. In 2020, we will continue moving forward with the operationalization of sewage collection and treatment systems in eight municipalities and with the execution of expansion or improvement construction in the basic sanitation structure of over 60 municipalities where we operate in São Paulo.

Engaged for the development of Vale do Ribeira

In Vale do Ribeira, a region with a population of 350,000 people and the worst economic and social indicators in the state, we are committed to advancing the sanitation infrastructure even further in order to contribute to its development. To this end, we are engaged for the advances of the Vale do Futuro Project, launched in 2019 by the State Government of São Paulo.

The initiative brings together actions from 20 state departments and state-owned companies in São Paulo, to bring more health, infrastructure, employment, income and entrepreneurship to the region, fostering the economic and social development of Vale do Ribeira by the end of 2022.

In total, our investments in the program amount to R$ 110.5 million in water supply, water safety and sanitary sewage.

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FOR A CIRCULAR, EFFICIENT AND MORE SUSTAINABLE FUTURE

In carrying out its activities, Sabesp constantly seeks to promote research and technological development, acting systemically and dedicated to prospecting, channeling and encouraging the adoption and dissemination of innovative and sustainable solutions, new business models and new organizational processes.

Our work to promote research and technological development has the cooperation of several agencies, such as FINEP, FAPESP and BID. The latter, in 2020, recognized our efforts with the "Ideas en Acción" award in the "Business Management for Innovation" category for the Company's track record in innovation and business transformation. In the year, we allocated about R$ 20.5 million to Research, Technological Development and Innovation projects, with our own resources or with funds raised with development agencies.

Besides the focus on the circular economy, our fronts are organized in different project lines: process improvement for construction and operation of water and sewage systems; water and sewage treatment solutions; asset control and management; clean and renewable energy generation processes; energy efficiency; customer relationship technologies; and loss reduction.

In 2020, we signed a Technical Cooperation Agreement with the BID to finance actions for improvement and technological innovation of the operational instruments for water supply management in water crisis situations, with resources of US$ 328,000, non-reimbursable, to be debited from the Bank's ordinary capital resources destined to the Strategic Program for Infrastructure Development. The Program foresees a counterpart funding of US$ 30,000 from Sabesp.

ARSESP authorized the use of 0.05% of the direct required revenue in 2018 for application in RD&I starting in 2020. We develop a portfolio of technological innovation projects according to the premises established by the agency. The approved Four-Year Program is the first established between a sanitation regulatory agency and a state-controlled sanitation company. However, due to the impacts of the COVID-19 pandemic on revenues, ARSESP has suspended the implementation of this Program until 2021.

We are investing in the development and implementation of Open Innovation actions, integrating ideas, thoughts, processes and research coming from players from several internal and external segments, aiming at the improvement of processes, products and services.

In this sense, in 2020, we tested several pilot-scale solutions resulting from the Pitch Sabesp, held in 2018, through a Public Call, which launched challenges in five different operating areas and some proved suitable for future real implementations on an operational scale. Because of the pandemic, some tests are still pending for completion in 2021.

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Furthermore, within the Technical Cooperation signed with BID, the assessment, systematization and improvement of open innovation public calls is foreseen.

We also conduct tests with innovative solutions emerging from the market, in different evolutionary stages of development to assess their potential application in Sabesp and in the sanitation sector in general.

In 2020, we will resume the plan to accelerate projects developed through startups, with the forecast of a first public call for projects of the Small Business Innovative Research Program (PIPE), result of our second agreement with Fapesp. The program aims to support the execution of scientific and/or technological research in micro, small and medium-sized companies in the state of São Paulo, encouraging innovations and technological advances.

For more information about our research, development, and innovation projects, see our Sustainability Report.

Circular Economy

Although the topic has only recently come to the forefront, our circular economy initiatives have been around for a few years now. One example is in the reuse of STP effluent as reuse water for industrial purposes (washing machines, warehouses and cooling boilers, among other uses) and street cleaning, park irrigation and gardens.

This is an important complementary initiative to encourage the sustainable use of water, especially in a region with low water availability such as the Greater São Paulo region, since water that could be reserved for human consumption and was destined for other purposes is now saved.

It’s also worth to highlight the circular economy project being implemented in the STP of the city of Franca is also being implemented, which transforms the sewage treatment process into an optimized resource recovery system, planned in an integrated manner for the solid, liquid and gaseous phases of sewage treatment and is a potential pilot to be replicated throughout the sector.

Among the actions developed, the most structuring already implemented is the use of biogas generated in the sewage treatment process and purified in the form of biomethane to supply our local fleet of light vehicles adapted to vehicular natural gas.

Resulting from the technical cooperation agreement with Germany's Fraunhofer IGB Institute, the initiative results in the use of clean, renewable fuel to replace fossil fuel with reduced greenhouse gas emissions. This STP treats an average of 500 liters per second of sewage and produces around 2,500 Nm³ of biogas per day. The resulting biomethane is enough to replace 1,500 liters of regular gasoline daily. In the year 2020, 2076 supplies were made with biomethane, with an average consumption of 13 km/m3.

The project also foresees other actions in the planning and contracting phase, such as the use of hydro and solar energy, as well as other beneficial applications for biogas.

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The circular economy project at the STP in Franca was recognized, in 2019, with first place in the "Ideas en Acción 2019" award for innovative companies in water and sanitation organized by the Inter-American Development Bank (BID) and the International Water Association (IWA) in Guayaquil, Ecuador.

Still within the circular economy concept, in 2020 we signed a contract to build a recycling plant to produce asphalt base from waste from sanitation construction, with a production capacity of up to 1 million m³/year of asphalt. The plant is expected to go into operation in late 2023. In addition to offering more quality to the sidewalk replacement in the post-service performed on public roads, the initiative aims to reduce solid waste disposal in landfills and strengthens our strategic decision to consolidate the innovative circular economy path.

In 2020, we maintained the partnership with Universidade Estadual Paulista (Unesp) to assess the technical and environmental feasibility of using water treatment station sludge as a raw material for pavements base and sub-base.

See more information about our technological innovation projects in the Sustainability Report.

Solid waste management

Conventionally, the sludge from water and sewage treatment systems is sent to landfills. On the other hand, in SPMR and in more densely populated regions in the interior of the state, we treat the leachate generated in municipal landfills in order to reduce its environmental impact.

In recent years, however, we have carried out a series of studies and innovative projects within the concept of circular economy and focused on the final destination of sludge, in search of economically viable and environmentally more sustainable solutions.

STP Barueri, the largest sewage treatment station in South America and responsible for more than half of the total volume of sewage treated in SPMR, concentrates important initiatives with this objective. One of them is the thermal treatment of sludge with plasma technology, funded by FINEP, which converts the sludge into glassy residue with great potential for reuse in civil construction, among other uses. The conversion is done by exposing the sludge to high temperatures (around 1500 °C), reducing the volume of waste to be transported and disposed of in landfills. The licensing for this project was initiated at Cetesb.

STP Barueri was also the place chosen for implementation of “Waste to Energy”, a project that will promote the thermal treatment and the environmentally adequate destination of sludge, associated with the generation of electric energy from the biogas produced there and will result in the production of part of the energy needed for STP's operations.

The STPs in the interior of the state, we have initiatives for drying sludge by solar irradiation, in greenhouses. The alternative promotes, in addition to reducing electric energy consumption, the

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reduction of greenhouse gas emissions by reducing the volume of sludge to be transported and less demand for space in landfills. Furthermore, the entry of Conama Resolution 498/2020 into effect enables the beneficial use of sludge in agricultural crops or for reclaiming degraded areas.

In addition, in 2018 at the STP Lageado in the municipality of Botucatu we obtained approval from the Ministry of Agriculture for the production and marketing of the product resulting from the transformation of sludge into organic fertilizer called Sabesfértil. The current processing capacity is 25 tons/day.

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STRONG AND WELFARE-ORIENTED FINANCIAL MANAGEMENT

The year 2020 was especially challenging. The simultaneous confrontation of the economic crisis and the COVID-19 pandemic demanded an effort from the Company in the reallocation of available resources, adapting them to a new conjuncture marked by a drop in revenue, increase in defaults, increased uncertainty and exchange rate volatility.

Aware that in the midst of the pandemic, water is an even more essential resource for preserving the population's health, our first objective was to make the economic and financial conditions feasible for the Company to ensure the maintenance of operations and access to services, mainly for the more socially vulnerable population.

The quarantine decree in the State of São Paulo directly impacted the Company's revenues as a consequence of the change in the consumption mix, caused by the increase in volumes in the residential categories and reduction in the commercial, industrial and public categories whose average tariffs are higher, leading to a reduction in the total average tariff. Our revenues from the residential sector were also affected since consumers in the "Residencial Social" and "Residencial Favela" categories were exempted from paying water and sewage bills between the months of April and August.

To face the challenge, we have taken several measures to strengthen the Company's liquidity and the effects of the drop in revenue, uncertainty and exchange rate volatility and thus maintain the investments necessary to meet the goals assumed in the contracts signed with the operated municipalities.

Additionally, we advanced in the policy of expanding our market share with the assumption of the water supply services in the municipality of Mauá, moving from wholesale supply to retail supply, exchanging a historical debt for a long-term service contract that, in addition, expands direct contact with the population.

In the regulatory environment, the year 2020 was marked by the enactment of Federal Law 14,026/2020, which approved the new Basic Sanitation Legal Framework and among other measures, extinguished the Program Contract, increasing competition in the sanitation sector and attributed the National Water and Sanitation Agency (ANA) with the authority to establish guidelines for the actions of state and municipal regulatory agencies, minimizing regulatory uncertainties and creating an attractive environment for investments in the sector. On March 17, 2021, the National Congress upheld the presidential vetoes.

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Overall, and despite the turbulence, the Company managed to stay on course with strong financial management, record fundraising and expense reduction, which made it possible to preserve its liquidity and its investments, without neglecting social protection measures within its radius of action.

Regulation of Services and Tariffs

The services provided by Sabesp are regulated and inspected by the São Paulo State Public Services Regulatory Agency (“ARSESP” or “Agency”). The tariff reviews and adjustments follow the guidelines established by the Basic Sanitation Law and ARSESP´s regulations.

The reviews take place every four years and the Third Ordinary Tariff Revision has its final result scheduled for April 9, when a new 4-year cycle will begin (2021-2024).

In parallel, a Tariff Structure Revision is also taking place, which has been in effect since the 1970s, having undergone minor changes in 1997. In view of the complexity and the challenges to be faced when reviewing ARSESP´s tariff structure, ARSESP opted to carry out a specific regulatory action, aiming to deepen the studies and allow the participation of several players in the sector. Based on the studies and discussions held with the public, the Agency defined the regulatory guidelines that would be followed by Sabesp in presenting its proposal for the new tariff structure, which, after analysis, resulted in the Tariff Structure Proposal, object of Public Consultation 04/2021. The process is being carried out along with the Third Ordinary Tariff Revision and both will be completed on April 9, 2021.

Regulatory Agenda

Every year, ARSESP publishes a regulatory agenda with the main actions to be carried out in the following two years. On April 13, 2020, the Agency published the 2020-2021 Regulatory Agenda and, with regard to the Ordinary Tariff Revision, the following topics were discussed:

(a) On July 30, 2020, ARSESP published the result of Public Consultation nº 05/2020, which aimed to obtain subsidies on the definition of the methodology to be used to calculate the maximum tariff and the tariff structure for our Third Ordinary Tariff Revision. On the same date, ARSESP also published the result of Public Consultation nº 06/2020, which deals with the definition of the Weighted Average Cost of Capital (WACC), which was set at 8.10% for the third cycle.

The same Technical Note that defined the average tariff calculation methodology established that for the third tariff cycle, a 4% limit will be recognized in the tariff as a transfer to municipal funds previously approved by ARSESP or those provided for in Article 15 of ARSESP Resolution nº 870/2019.

(b) In the Technical Note dated November 13, 2020, ARSESP published the result of Public Consultation nº 11/2020, which aimed to obtain subsidies on the methodology and calculation of the economic level of losses to establish the regulatory target for losses for our Third Ordinary Tariff Revision. This goal was set by ARSESP at 215.07 Liters/connection/day, for two tariff cycles (2021-2028), using 258.20 Liters/connection/day as the starting point.

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(c) On December 30, 2020, ARSESP published the result of Public Consultation nº 16/2020, which established the criteria for the classification and sharing of Alternative Revenues. Until the Second Ordinary Tariff Revision, which will be closed in April/2021, all the revenues earned by the Company were passed on to the consumer through the reasonable tariffs, in other words, it was considered in the composition of the required revenue to calculate the tariff. The result of the criteria that will be used in the third tariff cycle (2021-2024) will be released along with the final technical note of the Third Ordinary Tariff Revision.

(d) On February 4, 2021 ARSESP published the result of Public Consultation nº 24/2020, which aimed to obtain contributions about the General Quality Index to be applied in our readjustment and in the Third Ordinary Tariff Revision.

On February 19, 2021, ARSESP published the result of Public Consultation nº 02/2021, which aimed to obtain contributions for the proposed Regulatory Agenda for the 2021-2022 period.

Additionally, the National Water and Sanitation Agency (ANA), in the scope of its new attributions, published the update of the Appendix to Resolution nº 64/2021 on March 8, 2021, which approves Thematic Axis 5 - Reference Standards for Sanitation, which integrates ANA's Regulatory Agenda for the 2020-2021 period.

Tariff Adjustment

In addition to the tariff reviews, which take place every four years, the tariffs are readjusted annually.

On April 9, 2020, ARSESP released Resolution nº 980/2020 which authorized us to apply a tariff adjustment of 2.4924%, consisting of: (i) IPCA variation during the period of 3.3032%; (ii) the efficiency factor (X Factor) of 0.6920%; and (iii) the Quality Factor (Q Factor) of -0.1188%.

However, due to the state of public calamity resulting from the COVID-19 pandemic, ARSESP postponed this readjustment and on July 15 released Resolution nº 1,021/2020 authorizing us to apply a tariff adjustment of 3.4026% to existing tariffs, consisting of: (i) an annual adjustment of 2.4924% and (ii) a compensatory adjustment of 0.8881%. The compensatory adjustment of 0.8881% refers to the compensation for the postponement of the annual tariff adjustment. This tariff adjustment took effect on August 15, 2020.

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COVID-19 related measures

Among the measures to mitigate the economic effects of the COVID-19 pandemic on the population served, we announced the exemption from payment of water and sewage bills for customers in the “Residencial Social” and “Residencial Favela” categories, supported by ARSESP Resolutions nº 979, nº 1,005, nº 1,017 and nº 1,038/2020. This measure served over 2.5 million people in the entire state of São Paulo and was initially valid for three months (April, May, and June) for invoices issued as of April 1, but due to the extension of the effects of the pandemic, it was extended until September 15, 2020.

The effects of the payment exemption for the categories “Residencial Social” and “Residencial Favela” will be contemplated in the calculation of the P0 of the Third Ordinary Tariff Revision.

On April 17, 2020, ARSESP published Resolution nº 985/2020 and nº 991/2020 on the short-term revenue reduction resulting from the economic effects of the COVID-19 pandemic. Resolution nº 985/2020 suspends, on an exceptional and transitory basis, between May and December 2020, payment of the TRCF - Regulation, Control and Inspection Fee, paid by us to ARSESP. During this period, the amounts we transfer to ARSESP will be reduced from 0.50% to 0.25% of our annual revenue. The postponed transfers will be monetarily updated and paid in 24 equal monthly installments. The first payment was in January 2021.

Resolution nº 991/2020 postponed to 2021 the implementation of the four-year Research and Technological Development Program for Innovation in Sanitation Services, previously scheduled for May 2020. The value of the authorized amount of financial resources for the year 2020 (Cycle 2017-2020), corrected by the accumulated inflation measured by the IPCA of 2020, will be part of the calculation of the authorized amount to be invested in 2021 and 2022.

Among the measures to mitigate the economic effects of the COVID-19 pandemic, on February 3, 2021, our Board of Executive Officers approved a series of measures aimed at minimizing the economic impacts of the pandemic on our customers, allowing them to maintain their business during the pandemic and pay off their debts in the future, including: (i) suspension of supply cuts, renegotiation of debts for commercial and service customers residing in municipalities that are in the orange and red phases of the São Paulo state government's Plan to combat COVID-19; (ii) extension of the effectiveness of the measures until March 31, 2021; (iii) renegotiation of existing debts, including agreements signed during the pandemic period, without the application of fines and interest, limited only to monetary adjustments, in accordance with our policies and procedures; (iv) installment payments in 12 months as of the renegotiation date of the outstanding balance; (v) no inclusion of debtors in the credit protection list until March 31, 2021; (vi) debtors that may have been included in the credit protection list during the COVID-19 pandemic will be removed, immediately after the debt is renegotiated. At a meeting held on March 16, the Board of Executive Officers extended these measures to April 30, 2021.

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On February 11, 2021 ARSESP published Resolution nº 1,127/2021, which deals with the interruption of the suspension of basic sanitation public services due to default for users in the commercial and service segments with water consumption of up to 100 m³/month. This measure will be effective until March 31, 2021.

Investments

Despite the challenges faced in 2020 with the economic and health crisis, we were able to maintain the level of investments, totaling R$ 4.4 billion in the year. Cash disbursed in 2020 regarding the Company’s historical investments totaled R$ 3.3 billion. The chart below shows investments broken down by water, sewage and region:

	Water	Sewage	Total
São Paulo’s Metropolitan Region	1,647.6	1,518.9	3,166.5
Regional Systems (interior and coastal regions)	469.0	744.0	1,213.0
Total	2,116.6	2,262.9	4,379.5

Note: Does not include the commitments made with the program contracts (R$ 58.3 million).

Between 2021 and 2025, the Company plans to invest approximately R$ 21.0 billion, R$ 8.2 billion of which in water and R$ 12.8 billion in sewage collection and treatment.

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Debt

With the economic crisis that was already observed at the end of 2019 and worsened by the COVID-19 pandemic, Sabesp intensified actions to seize opportunities that result in the reduction of the foreign exchange exposure of its debt and preserve the Company's liquidity indexes.

Total debt in 2020 increased by 30.3%, from $13.2 billion in 2019 to $17.3 billion in 2020. Total debt denominated in foreign currency decreased by 44.2%, from R$ 6.3 billion in 2019 to R$ 3.5 billion in 2020, corresponding to 20.6% of the Company's total debt at the end of the period (48.0% in 2019).

In the case of debts with multilateral and official banks, the Company renegotiated the loan with the BID signed in 2010 to finance the third stage of the Tietê Project, converting the outstanding balance in dollars into reais, with semi-annual payments and matures in September 2035, with remuneration of CDI + 0.06% p.a. and a variable margin in force for loans with ordinary bank capital (0.8% in 2020), paid semi-annually. In the capital market, it was redeemed early in September, with resources in reais, the total balance of the Eurobond 2020 contracted in dollars in 2010.

In local currency, we made the payment of the 1st and 3rd series of the 10th debentures issuance subscribed by the BNDES in 2009.

The amortizations in national and foreign currency in 2020 totaled R$ 3.2 billion.

At the end of 2020, we had R$ 14.2 billion in long-term debt, R$ 3.2 billion of which consisted of foreign currency debt. Short-term debt totaled R$ 3.0 billion, R$ 0.3 billion of which was in foreign currency.

New funding

Even with the economic crisis that worsened during 2020 and the capital outflow from the Brazilian capital market, the Company maintained access to credit. Sabesp has a good reputation in the market and a solid relationship with public banks and multilateral agencies, both national and international. Such mix and diversity of sources results in an extended debt amortization profile, at costs compatible with its investment cycle, especially those granted by official Brazilian banks and multilateral credit organizations and increasingly in the capital market, with issuance of the infrastructure debentures.

In 2020, with the increase in exchange rate volatility, the Company favored contracting debt in local currency, totaling R$ 4.4 billion, whose resources were used to finance its investment plan, recompose cash and refinance financial commitments. In addition, there was a R$ 0.3 billion increase referring to reimbursement of investments in projects already financed in previous years. In April, we carried out the 25th Debenture Issuance, in a single series, in the total principal amount

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of R$ 1.45 billion, with matures in October 2021, remuneration of CDI + 3.30% p.a. and a single amortization on maturity. In July, we carried out the 26th Infrastructure Debentures Issuance, in the total amount of R$ 1.045 billion, divided into two series. The first, in the amount of R$ 600 million, has a remuneration of IPCA + 4.65% p.a., with an annual interest payment and matures in July 2027. The second, in the amount of R$ 445 million, has a remuneration of IPCA + 4.95% p.a., with an annual interest payment and matures in July 2030.

In December, we carried out the 27th Debentures Issuance, in the amount of R$ 1 billion, divided into three series. The first, in the amount of R$ 300 million, has a remuneration of CDI + 1.60% p.a., with biannual interest payments and matures in December 2023. The second, in the amount of R$ 400 million, has a remuneration of CDI + 1.80% p.a., and matures in December 2025. The third, in the amount of R$ 300 million, has a remuneration of CDI + 2.25% p.a., and matures in December 2027.

In addition, in November we signed a loan agreement with BID INVEST, an independent subsidiary of the Inter-American Development Bank, in the amount of R$ 950 million, divided into two tranches, one maturing in August 2029 and the other in August 2034. The first, in the amount of R$ 442 million has a remuneration of CDI + 1.90% p.a., with semi-annual amortization and interest payments. The second, in the amount of R$ 508 million, has a remuneration of CDI + 2.70% p.a. and semi-annual amortization and interest payments.

In 2020, there was no change in the credit ratings assigned to Sabesp by the rating agencies:

	Fitch	Moody’s	S&P
National Scale	AA(bra)	Aa2.br	brAAA
Global Scale	BB	Ba2	BB-

Despite the 30.3% increase in the Company's total debt, there was a significant reduction in the debts in foreign currencies, which reduces the impact of exchange rate volatility on indebtedness. Although there has been an increase in the covenant (financial indicator) "Total Debt / Adjusted EBITDA" from 1.75 times in 2019 to 2.66 times in 2020, this level of debt is still significantly lower than the contractual limit of 3.65 times, which is present in the 17th debenture issuance and the AB Loan.

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The following table shows the most restrictive clauses in 2020:

Covenants
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Adjusted Total Debt / Adjusted EBITDA	Lower than 3.65
Other Onerous Debt (1) / Adjusted EBITDA	Equal to or lower than 1.30
Adjusted Current Ratio	Higher than 1.00
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50

(1) “Other Onerous Debts” correspond to the sum of pension obligations and healthcare plan, installment payment of tax debts and installment payment of debts with the electricity supplier.

As of December 31, 2020, the Company met the requirements set forth by its borrowings and financing agreements.

Expansion of market share and credit recovery

Historically, the Company has supplied wholesale water to some municipalities in the São Paulo metropolitan region and it is their responsibility to distribute the water to the final consumers.

Over the past few years, the Company has been reducing its exposure in this segment, with the incorporation of these municipalities into the retail segment and equating existing business relationships and debt.

In the first half of 2020, after extensive negotiations with the municipality of Mauá, we signed, in June, (i) the Contract for the Provision of Public Services with the state of São Paulo and the Municipality of Mauá and; (ii) the Term of Adjustment for the Payment and Receipt of the Debt with the municipality responsible for the municipality's water supply (Saneamento Básico do Município de Mauá - SAMA).

These contracts allow Sabesp to provide quality services directly to the population, ensuring legal, financial and asset security to the Company, its shareholders and creditors.

Financial and Economic Performance

In 2020, the Company recorded net income of R$ 973.3 million, down from the R$ 3.4 billion recorded in 2019, a decrease of 71.1%.

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Profit history

Net operating revenue (which includes construction revenue) totaled R$ 17.8 billion, a decrease of 1.0% over the previous year.

History of net operating revenue

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The gross operating revenue related to the sanitation services (without construction revenue), totaled R$ 15.2 billion in 2020, a decrease of R$ 976.2 million, or.6.1%, when compared to the R$ 16.1 billion recorded in 2019.

The decrease shown in gross operating revenue is mainly the result of the following factors: (i) Signing of the agreement with the municipality of Santo André in 2019, generating non-recurring revenue of R$ 1,261.7 million; (ii) Lower billed volume in the commercial, industrial and public categories, resulting in a decrease of approximately R$ 805.0 million, compared to last year; and; (iii) Exemption granted to customers in the “Residencial Social” and “Residencial Favela” categories from paying water and sewage bills, leading to a decrease of R$ 40.2 million between April and August.

The decrease in revenue was mitigated by the following factors: (i) Concent of agreement with the municipality of Mauá in June 2020, resulting in an increase of R$ 204.1 million; (ii) Higher billed volume in the residential category, resulting in an increase of approximately R$ 840.0 million; (iii) Higher revenue from retail sales in the municipality of Santo André, in the amount of R$ 214.2 million; and (iv) Tariff adjustment of 3.4% since August 2020.

In 2020, construction revenue increased by R$ 770.1 million, or 26.1%, when compared to 2019. The variation was mainly due to higher asset investments.

History of gross operating revenue

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Water and sewage billed volume (1) per customer category – million m3
	Water			Sewage			Water + Sewage
	2020	2019	%	2020	2019	%	2020	2019	%
Residential	1,754.3	1,710.1	2.6	1,518.9	1,471.8	3.2	3,273.2	3,181.9	2.9
Commercial	159.1	175.8	(9.5)	151.2	171.1	(11.6)	310.3	346.9	(10.6)
Industrial	30.7	32.7	(6.1)	35.1	39.6	(11.4)	65.8	72.3	(9.0)
Public	35.8	44.1	(18.8)	31.5	39.6	(20.5)	67.3	83.7	(19.6)
Total retail	1,979.9	1,962.7	0.9	1,736.7	1,722.1	0.8	3,716.6	3,684.8	0.9
Wholesale (3)	50.1	48.1	4.2	14.5	16.0	(9.4)	64.6	64.1	0.8
Subtotal	2,030.0	2,010.8	1.0	1,751.2	1,738.1	0.8	3,781.2	3,748.9	0.9
Santo André (4)	53.9	67.1	(19.7)	53.4	28.9	84.8	107.3	96.0	11.8
Mauá (5)	29.5	34.8	(15.2)	-	-	-	29.5	34.8	(15.2)
Residencial Social/Favela(6)	45.8	-	-	35.3	-	-	81.1	-	-
Total	2,159.2	2,112.7	2.2	1,839.9	1,767.0	4.1	3,999.1	3,879.7	3.1

Water and sewage billed volume (1) per region – million m3
	Water			Sewage			Water + Sewage
	2020	2019	%	2020	2019	%	2020	2019	%
Metropolitan	1,297.4	1,296.4	0.1	1,139.2	1,137.8	0.1	2,436.6	2,434.2	0.1
Regional (2)	682.5	666.3	2.4	597.5	584.3	2.3	1,280.0	1,250.6	2.4
Total retail	1,979.9	1,962.7	0.9	1,736.7	1,722.1	0.8	3,716.6	3,684.8	0.9
Wholesale (3)	50.1	48.1	4.2	14.5	16.0	(9.4)	64.6	64.1	0.8
Subtotal	2,030.0	2,010.8	1.0	1,751.2	1,738.1	0.8	3,781.2	3,748.9	0.9
Santo André (4)	53.9	67.1	(19.7)	53.4	28.9	84.8	107.3	96.0	11.8
Mauá (5)	29.5	34.8	(15.2)	-	-	-	29.5	34.8	(15.2)
Residencial Social/Favela(6)	45.8	-	-	35.3	-	-	81.1	-	-
Total	2,159.2	2,112.7	2.2	1,839.9	1,767.0	4.1	3,999.1	3,879.7	3.1

(1) Unaudited

(2) Including Coastal and Interior Regions

(3) Wholesale includes volumes of reuse water and non-domestic sewage

(4) Billed volume in the retail segment in 2020 and in the wholesale/retail segment in 2019

(5) Billed volume in the wholesale/retail in 2020 and in the wholesale segment in 2019

(6) Volume exempt from paying water and sewage bills

Costs, administrative and selling expenses and construction costs increased by R$ 1,169.9 million in 2020 (9.5%). Excluding construction costs, the increase was R$ 421.2 million (4.5%).

Costs, administrative and selling expenses and construction costs as a percentage of net revenue was 75.4% in 2020, compared to 68.2% in 2019. For more information on the composition and

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variation in costs and expenses, see the Press Release Results, available on the Company's website at https://ri.sabesp.com.br/en/financial-information/results-center/.

Adjusted EBITDA recorded a decrease of 14.5% from R$ 7,510.5 million in 2019 to R$ 6,421.8 million in 2020 and the adjusted EBITDA margin reached 36.1%, while in the previous fiscal year it was 41.8%. Excluding the effects of revenues and construction costs, adjusted EBITDA margin reached 45.0% in 2020 (49.5% in 2019).

History of Adjusted EBITDA and Adjusted EBITDA Margin

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Adjusted EBITDA Reconciliation [1] (Non-accounting measures) (R$ millions)
	2020	2019	2018	2017	2016
Net income	973.3	3,367.5	2,835.1	2,519.3	2,947.1
Financial result	3,166.4	1,033.7	1,264.3	458.1	(699.4)
Depreciation and amortization	2,037.1	1,780.2	1,392.6	1,301.9	1,146.6
Income tax and social contribution	352.7	1,310.4	1,077.3	984.3	1,181.9
Other net operating revenues/expenses [2]	(107.7)	18.7	(28.7)	5.7	(4.7)
Adjusted EBITDA	6,421.8	7,510.5	6,540.6	5,269.3	4,571.5
Adjusted EBITDA Margin	36.1	41.8	40.7	36.1	32.4
Construction revenue	(3,716.6)	(2,946.5)	(2,802.7)	(3,150.9)	(3,732.9)
Construction Cost	3,630.1	2,881.4	2,739.7	3,080.5	3,651.4
Adjusted EBITDA Margin without revenue or construction cost	6,335.3	7,445.3	6,477.6	5,198.9	4,490.0
Adjusted EBITDA Margin without revenue or construction cost	45.0	49.5	48.8	45.4	43.3

1 The Adjusted EBITDA corresponds to net profit before: (i) of depreciation and amortization expenses; (ii) of income and social contribution taxes; (iii) of financial income and (iv) other net operating income/expenses. Adjusted EBITDA is not a measure of financial performance according to the accounting practices adopted in Brazil, or IFRS - International Financial Reporting Standard; thus, it should not be considered in isolation, or as an alternative to net income, as a measure of operating performance, an alternative to operating cash flows, or a liquidity index. Adjusted EBITDA does not have a standardized definition, and the Company's definition of Adjusted EBITDA may not be comparable with those used by other companies. The Company's management believes that Adjusted EBITDA provides a useful measure of its performance, which is widely used by investors and analysts to assess performance and compare companies. The calculation of adjusted EBITDA by other companies may differ from the Company. Adjusted EBITDA is not part of the financial statements.

The Adjusted EBITDA is intended to present an indicator of operational economic performance. Sabesp´s Adjusted EBITDA corresponds to net profit before net financial expenses, of income tax and social contribution, depreciation and amortization and other net operating income/expenses. Sabesp's Adjusted EBITDA serves as a general indicator of economic performance and is not affected by debt restructuring, interest rate fluctuations, changes in tax burden or depreciation and amortization levels. As a result, Adjusted EBITDA serves as a suitable instrument to compare operating performance on a regular basis. In addition, there is another formula to calculate the Adjusted EBITDA that is adopted in some financial commitment clauses. The Adjusted EBITDA provides a better understanding not only of operating performance but also the ability to meet the Company's obligations and to raise funds for investments in capital assets and working capital. The Adjusted EBITDA, however, has limitations that prevent it from being used as a profitability indicator because it does not take other costs resulting from Sabesp's activities or some other costs into account that may considerably affect its profits, such as financial expenses, taxes, depreciation, capital expenditures and other related charges.

2 Other operating income is comprised of sale of property, plant and equipment, sale of contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse water, PURA projects and services, net of Cofins and Pasep. Other operating expenses consist mainly of nonrecognition of concessions assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment and surplus cost of traded electricity]

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Dividends

According to the Company's Bylaws, the common shares are entitled to the minimum mandatory dividend, corresponding to 25% of the net profit for the year, obtained after the deductions determined or allowed by law and that can be paid as interest on capital.

The dividend distribution policy foresees that the payment of the minimum mandatory dividend will be maintained until universalization of the basic sanitation services is reached in the operated area and that when paid as interest on own capital, the income tax levied on the amount to be paid to the shareholder will be considered an additional dividend.

In 2020, Sabesp made the payment of dividends available in the form of interest on capital in the amount of approximately R$ 941.0 million, for the 2019 year, corresponding to about R$ 1.3767 per common share, a pay-out of 27.9% and dividend yield of 2.3%.

Referring to the year 2020, the Board of Directors resolve on the proposal to pay interest on own capital in the amount of R$ 272.0 million, corresponding to R$ 0.3979 per common share, a pay-out of 27.9% and dividend yield of 0.9%, with payment scheduled to start on 28 of June 2021.

Stock Market

In 2020, Sabesp shares closed with a 26.6% drop, quoted at R$ 44.44. Among the main reasons for this pullback, the impact of the Covid-19 pandemic and its consequences on the economy, expectations regarding the Third Ordinary Tariff Revision and the Tariff Structure Revision, as well as the vetoes of the new Legal Sanitation Framework can be highlighted. The Ibovespa index closed at a high of 2.52%.

Our shares participated in 100% of the B3 trading sessions and the annual financial volume was R$ 48.2 billion, a 37% increase over 2019. In 2020, Sabesp's shareholder base followed the movement observed in the Brazilian capital market with a significant increase of 226% in the amount of individual shareholders, totaling 3.4% of the Capital Stock - an increase of 140% compared to 2019. The shares traded on B3 represented 37.3% of the capital stock and ADRs around 12.4%, traded on the NYSE.

ADRs depreciated by 42.9% under the same fundamentals as the local market and by the dollar appreciation in 2020 of 28.9%. In the same period, the North American indexes closed higher: Dow Jones +7.25% and S&P 500 +16.26%.

The Company is still included in the main B3 indexes and continues to be followed by the main financial institutions in the market.

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APPRECIATION, CARE, TRAINING AND OPPORTUNITIES FOR COLLABORATORS

The strategic pillars for valuing and qualifying our workforce are based on fostering an environment that encourages innovation and also personal and professional development, providing continuous access to operational, technological and managerial knowledge applicable to the business.

To this end, we have adopted the Competency-Based People Management model, which is continuously revised from the standpoint of innovation and flexibility, with a focus on continuous improvement, high performance and workforce engagement. Thus, we seek to enhance the organizational values to face future challenges and promote engagement with the corporate objectives and results.

Our personnel is structured based on a Jobs and Wages Plan and includes 12,806 employees, divided into operational, technical, university and managerial categories, defined according to the level of education, professional experience, complexity of duties and technical qualification. Between 2019 and 2020, there was a reduction of approximately 8% in the Company's personnel, resulting mainly from the Knowledge Retention Program, which defined criteria and procedures for granting employees voluntary severance initiative. Throughout 2020, 1,017 employees were dismissed (in 2019 there were 408 employees), in a planned and staggered manner in order to ensure the transmission of knowledge and normalcy of activities in the most diverse areas.

Sabesp also has 1,096 interns and apprentices who support the workforce in supervised activities that prepare them for a career in the labor market.

Promoting the health and safety of our professionals complements the conditions we believe are fundamental to increase the efficiency of services by promoting well-being, quality of life and citizenship to 28 million customers.

Health and safety of collaborators

Sabesp values the health and safety of its collaborators through means of a structured Occupational Health and Safety Management System, which covers 100% of the employees, based on the adoption of preventive and protection measures, in order to avoid or minimize the exposure of employees to work-related risks, as well as to reduce or eliminate accidents and occupational diseases.

Our occupational safety team is made up of 97 professionals, who work in assessing and monitoring environmental and biological risks, training and sensitizing employees, among others. The same work safety guidelines and procedures are required of our service providers, which are monitored and inspected.

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This team is supported by the Internal Accident Prevention Commission (CIPA) and by the Emergency Brigades, composed of 1.4 thousand commission members, and 2.9 thousand brigade members distributed throughout the Company's various organizational units.

This year, we intensified work safety actions, such as the provision of protection equipment, inspections, training and awareness campaigns. In addition to routine safety inspections, inspections focused on compliance with Sabesp´s Sanitary Protocol were carried out. The 2020 Internal Occupational Accident Prevention Week (Sipat) was a fundamental action for all employees, 100% virtual and had over 29 thousand accesses.

In 2020, we recorded 94 accidents with a frequency rate of 3.61 and a severity rate of 369. We recorded one death in 2020 and 8 cases of employees on leave due to occupational illness. The absentee rate used was 2.46%.

The Immunization Program, which in the midst of the COVID-19 pandemic administered over 11,000 doses of the flu vaccine (tetravalent), vaccinating about 71% of the collaborators during the year, deserves to be highlighted.

In addition, we promoted vaccination against pneumonia for employees aged 50 and older, an action of great importance to facilitate the diagnosis of Covid-19, totaling over 6 thousand vaccinated employees. Employees potentially exposed to sewage were also vaccinated against typhoid fever.

To learn more about the occupational health and safety measures adopted, see our Sustainability Report.

Quality of Life Program

In addition to accident prevention and health promotion, we seek to promote the collaborators' physical, mental and social well-being through the Quality of Life program. The year 2020 was marked by care and prevention actions against the Coronavirus and guidance during social isolation, such as the emotional health survey, the emotional support program during the pandemic, and the Home Office do Bem Program, which has used social media for engagement, posting virtual content and webinars about caring for quality of life during the pandemic. Despite all efforts, we recorded the contamination of 724 employees and 9 deaths.

Organizational climate

Through the Climate Management process, we seek to diagnose the level of employee satisfaction, identify best practices and implement actions that improve the work environment. In the survey conducted in 2019, the favorability rating was 71%. In 2020, Climate improvement plans designed based on local and global results were implemented.

Organizational culture

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In order to elevate the characteristics of innovation and focus on results, since 2018 we have been conducting a project for dissemination, engagement, identification of opportunities and change implementation initiatives. The project is supported by research, focus groups and a diagnostic completed in 2019. In 2020, we deepened the diagnosis with 12 focus groups and 51 Organizational Culture Change workshops.

People management

Our Positions and Compensation Plan guides the Career Management of the professionals, establishing the evolution paths and allowing the employee to plan his or her career with a focus on continuous development.

Every year, we carry out a Performance Skills Assessment process to identify the degree of individual development, which generates the Individual Development Plans that guide the focuses of advancement in the competencies of each professional and the evolution of wages. In 2020, the assessment cycle provided movement for about 6,700 employees.

To select professionals for leadership positions, internal employee selection has been increasingly adopted, promoting motivation, recognition and professional perspectives. The internal selection process, in addition to being open and democratic, is a great opportunity for participating employees to assess their knowledge and identify opportunities for development. In 2020, we conducted seven internal selection processes, involving 740 employees.

To hire employees, interns and apprentices, Sabesp holds a public competition, a democratic recruitment and selection process, since it offers everyone the same opportunity, with no restrictions on social level, professional experience, ethnicity, or gender. The last employee hiring competition was held in 2018 and resulted in a total of 1,002 employees hired. The last competition held for apprentices and interns was in 2019 and resulted in a total of 516 and 947 apprentices and interns hired, respectively.

In addition, since 2018, we have had the Knowledge Retention Program, which establishes criteria and procedures for granting employees voluntary severance incentives. Throughout 2020, 1,017 employees were dismissed, in a planned and staggered manner in order to ensure the transference of knowledge and normalcy of activities in the most diverse areas.

To contribute to the professional education of young people and students, preparing them for the job market, we have the Young Apprentice Program as well as the Intern Program. Sabesp currently has 1,096 interns who have been working remotely since the beginning of the COVID-19 pandemic.

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Compensation and Benefits

Sabesp adopts a wage policy linked to the Positions and Compensation Plan that, in line with the Competence Management model, it attracts, retains and develops qualified and committed professionals, offering career and compensation perspectives compatible with the market. Furthermore, the policy seeks to maintain internal and external balance, based on salary surveys conducted annually by specialized external consultants.

Besides the benefits established by legislation, Sabesp provides its employees with additional benefits. Among them, the following are worth mentioning: the health plan, the dental plan and the private pension plan.

With the consolidation of the implementation of the new health plans in the second half of 2019, the year 2020 elapsed in an atypical manner due to the COVID-19 pandemic. If at first, the beneficiaries reduced use of the health care services, with a reduction in the items consultations, exams and elective hospitalizations, on the other hand, the services resulting from the new disease have shown to have a potential high impact on health care costs, as hospitalizations are prolonged and many require the use of ICU resources, which are the most expensive. After the first months of the pandemic, with relaxation of isolation, elective care returned to its usual levels.

In 2020, we transferred the management of the Dental Plan contract from Sabesprev to the Union of Workes in Water, Sewage and Environment of the State of São Paulo (Sintaema), under the same conditions as before, covering a total of over 10,000 lives.

In the pension plan area, the expected presentation of a proposal by Vivest to take over management of the pension plans did not materialize, thus, the BD, SabesprevMais and Reinforcement plans continue to be managed by Sabesprev.

On the other hand, with implementation of the new Sabesp CD plan with Vivest, new employees, as well as those who did not opt for the Sabesprev plans, rely on this option to join the benefit.

The Company also adopts the Profit Sharing Program, which is used annually to stimulate the efforts of the employees adhering to the organizational objectives. In 2020, a new goal structure was approved, the results of which will now be tracked quarterly.

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Innovation in labor relations

In 2020, with the COVID-19 pandemic, Sabesp accelerated the implementation of telecommuting, which was already underway. The pilot project covers about 380 employees and considers activities carried out mainly off-site, using information and communication technology. Employees received training on safety and health at work and expected behaviors when teleworking.

Sabesp has also been hiring temporary work companies to meet the need for additional service demands, mainly of a periodic or seasonal nature, in regions where there is a significant increase in the temporary population during the summer and vacation seasons. The Company provided 271 temporary employees for up to 6 months until May 2020, in addition to another 300 employees hired for the new period.

Relationship with employees

Sabesp has historically maintained a good relationship with representative entities (unions and associations), seeking to meet the main demands of employees, always respecting the limits of its financial capacity and legal and governmental guidelines.

In its labor relations, the Company prioritizes negotiation as a means of resolving conflicts, substantially reducing the occurrence of strikes. Approximately 66% of the employees are union members.

In 2020, Sabesp postponed the negotiations and based on Provisional Measure no. 927/2020, extended the validity of the 2019/2020 Collective Agreement until July 2020.

After the end of the extension, Sabesp signed the 2020/2021 collective bargaining agreement with trade unions, maintaining the conditions of the previous negotiation until April 2021, without readjustment in wages and benefits, except for the readjustment of the Engineers' wage floor, in compliance with the legislation in effect and the correction of the value of the Day Care Aid, already provided for in the 2019/2020 collective agreement.

Since 2018, we adopted actions to improve the people and information system management process, with the aim of contributing to organizational performance and reducing labor litigation. The actions focus mainly on communication, engagement and orientation of leaders and employees on best labor practices.

Stimulating innovation and corporate entrepreneurship

Attentive to innovation, in 2018 we implemented the Sabesp Entrepreneur Award, a program aimed at developing and stimulating the culture of innovation and entrepreneurship through generating and sharing of ideas from employees.

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The 2020 edition of the Award was reformulated to connect with the cultural change desired by Sabesp, with a greater focus on results and innovation. In addition to an increase of the award, the Award received a new assessment model focused on developing initial ideas and improvement through mentoring based on agile methods and fully remote dynamics. This new method accelerated the innovation process by connecting the generation of ideas towards prototyping, low-scale deployment and verification of results. There were 469 entries from 603 participants, in 4 categories.

Another initiative, the operators' tournament aims to promote the development of new techniques as well as to recognize the professionals responsible for Sabesp's operational excellence. The 2020 edition had a new format, completely virtual due to the COVID-19 health protocol and was based on the theme Operational Innovation. Twenty-seven awards were given out, totaling R$ 27,000 and recognizing 48 people.

Employee development

At Sabesp, we believe that the work of efficient, dedicated and capable employees is a fundamental factor for us to be able to achieve our strategic objectives. In this sense, the training and development process is essential to our purpose of fostering organizational transformation and improving the employees' quality of life.

In the new reality imposed by the New Legal Sanitation Framework, workforce development becomes even more important, focusing on people with better skills, more creative and innovative and more focused on results.

Since 2001, Sabesp´s Corporate University (UES) has been responsible for coordinating training and development activities for our employees.

The courses are available in a modern virtual environment and can be accessed on both desktop and mobile devices. We offer, on average, 39 hours of training to our employees in 2020, on topics such as Business Management, Sabesp´s Information Systems, Microinformatics, Leadership, Occupational Health and Safety, Quality of Life, Ethics and Conduct, and Social Responsibility.

Our employees receive a 100% subsidy for all technical training related to their professional performance and safety in the workplace.

In order to keep our workforce in tune with the industry's activities and advances, we also promote the participation of employees in events and conferences.

Aiming to raise the levels of schooling and qualification of our workforce, we also have the More Knowledge Program, by subsidizing up to 80% of the cost of technical high school, undergraduate, graduate, university extension and language courses. Additionally, the program also offers a 100% subsidy for professional certification exams. In 2020, we invested over R$ 5.8 million in educational grants.

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And through educational agreements signed with educational institutions, our employees and their dependents still have access to discounts of between 5% and 40% on the price of courses taken at partner educational institutions.

Leader Development Program (PDL)

The program aims to develop transforming leadership that leads actions aimed at establishing a new organizational culture, with greater focus on results, innovation and competitiveness. It covers employees in the technical and university categories, as well as heads and managers, with a focus on Performance, Succession and Managerial Development.

To learn more about human resources management at Sabesp, see our Sustainability Report.

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QUALIFIED, MONITORED AND RESPONSIBLE SUPPLY CHAIN

We believe that our suppliers are our partners, with an essential role in the development of our business and, for this reason, we seek to share our values and principles.

Our most relevant consumption items include technical engineering services, electrical energy, chemicals for water and sewage treatment and computer and telephone services. In 2020, our contracting totaled R$ 6.3 billion, in products and services to be used in the current year and years to come.

The selection of these suppliers is done through bidding procedures based on Sabesp's Internal Regulation for Bidding and Contracting, which specifies the procedures to be adopted in compliance with Federal Law 13,303/2016. Our contracting demands proof of the supplier's qualification, respect for labor, tax, and environmental legislation, in addition to a commitment to ethics and to combating labor similar to slavery and child labor.

Upon purchasing strategic materials, we have a process for qualifying suppliers and their products, which covers various requirements such as assessing the production process, from raw materials to the final product, including aspects of environmental responsibility such as the product's toxicological risks and social responsibility, such as combating forced labor and the use of child labor.

We share our database of qualified suppliers and strategic materials with other public sanitation companies owned by states and municipalities. This sharing offers companies the possibility to request material inspection using our team of technicians.

We always seek to give the greatest possible publicity to the market, using electronic bidding procedures, providing greater agility, cost reduction and transparency.

In all contracting processes, regardless of the amount involved, our potential suppliers must certify that they conduct their business in a lawful manner and declare whether or not they are considered a "party related to Sabesp" in accordance with our Institutional Policy - Transactions with Related Parties. If a possible framework is confirmed, this does not preclude contracting, but requires proper disclosure by the Company.

For procurement processes with amounts equal to or higher than R$ 10 million, we carry out an analysis of possible conflicts between our high management and the contracted parties, which is mandatory, after approval and before publication of the result and signing the contracts.

We continuously monitor and reassess the potential risks identified in the purchasing and inventory processes and, whenever necessary, create action plans to mitigate these risks.

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We encourage participation and contracting of local suppliers in our regions of operation, as well as ensuring, according to the legislation in effect, the treatment provided by Supplementary Law 123/06 and its additions.

In compliance with State Decree 53,336/08, which established the State Program for Sustainable Public Procurement, every year we publish our Sustainable Public Procurement Report with the main socio-environmental actions and good practices applied to our supply chain.

In 2020, in partnership with the Brazilian Association of Sanitary and Environmental Engineering - São Paulo Section (ABES-SP), we promoted the Sanitation Suppliers Symposium. Held through an exclusive digital platform, the meeting debated the changes brought by the new Legal Sanitation Framework and the new dynamics between the sanitation service providers and their supply chain, seeking joint solutions to the new national challenges.

The solutions presented at the event point the way forward for the Company in its relationship with its suppliers, while providing inputs that help Sabesp promote sustainability in its value chain.

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ENVIRONMENTAL MANAGEMENT INTEGRATED WITH OPERATION

Environmental Management at Sabesp aims to work towards improvement and operational compliance of the water and sewage system installations and to disseminate the culture of environmental appreciation among our stakeholders.

This strategic concern is guided by systemic vision, allowing integrated planning and sustainability of processes in the economic, environmental and social dimensions and the sustainable use of natural resources, according to the ESG agenda.

The guidelines for environmental management are expressed in our Environmental Policy and we have an Environmental Committee that monitors the development of corporate environmental management programs and participates in the Company's strategic decisions,

In order to raise the levels of efficiency and achieve the organization's objectives, considering the geographical dispersion of the areas, the local diversities and the different sizes and conceptions of the systems operated, the corporate environmental programs are disseminated by means of Environmental Management Centers (NGAs).

The centers are represented by environmental management agents present in each business unit, who take corporate guidelines to the operations and present local demands to be solved within the corporate context.

To support environmental management at Sabesp, we have Corporate Programs designed to ensure evolution of the actions and achievement of the desired results in the operational and environmental awareness spheres.

Integrated environmental compliance

Within Environmental Management, we seek compliance structure through programs and actions aimed through a sustainability approach. However, it is necessary not only to achieve, but to maintain compliance and for this reason, compliance and culture change are operationalized simultaneously, seeking continuous development of the teams on these two fronts.

We approach environmental issues considering the integrated vision of the Company. Thus, to equate the environmental actions and inquiries, we began establishing Conduct Adjustment Terms (CATs) and Judicial Agreements (JAs), which makes it possible to plan the development of the construction within feasible terms.

Our Corporate Programs for Obtaining and Maintaining Licenses for Water Treatment Stations (WTPs), Sewage Treatment Stations STPs and Sewage Pumping Stations (SPSs) have made it possible to meet the licensing agency's requirements, besides structuring the processes for renewing and maintaining these authorizations.

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Similarly, the grants are the object of a Corporate Program for Obtaining and Maintaining grants for the rights to use water, contemplating water abstraction, launchings and dams. The grant provides the necessary elements to support the process of Usage and payment for water resources. Sabesp is the top payer for water use in the state.

In 2020, the Company disbursed R$ 82.4 million in payments for the use of water, an amount lower than expected, given the interferences of the pandemic, however, the expectation is to pay R$ 100 million in 2021.

In view of the environmental compensation obligations arising from the licensing processes of enterprises, Sabesp has a Corporate Program of Environmental Recovery Commitment Terms (TCRAs) aimed at planting and maintaining one million seedlings of regional native species, over a period of ten years.

This is a sufficient quantity to meet the existing TCRAs, leaving a balance for future commitments provisions. This program is in line with the São Paulo State Government's Water Nascentes (Spring) Program.

However, given the understanding that the effort put into corrective actions aimed at environmental compliance is not enough to elevate the Company to a condition of environmental excellence, it is necessary to invest in preventive actions, towards sustainability, according to the corporate programs and initiatives described below.

Environmental Management System in STPs and WTPs (SGA-Sabesp)

In 2009, we started the voluntary implementation of the Environmental Management System (SGA) in the WTPs and STPs, aiming at improving the efficiency of the systems, managing risks and implementing preventive actions to avoid impacts to the environment, considering the relevance of these stations in relation to the Company's core business: providing drinking water and treating the sewage generated by the population,

Our goal is to implement the SGA in all WTPs and STPs by December 2024, considering the positive impacts of the SGA on the operation, which recognizes its importance as a vector for achieving operational excellence. To evolve in this task, we have adopted the strategy of using two environmental management models, in which the ISO 14001 model continues to be kept at the certified stations, while for the other stations Sabesp's private environmental management model, SGA-Sabesp, is now being applied.

The strategy of having part of the scope certified by ISO 14001, in addition to showing our commitment to the environment, keeps Sabesp updated with international standards and practices and also serves as a benchmark to improve our model.

The success of this process was gradual, but SGA-Sabesp is currently consolidated as an effective instrument to disseminate good environmental practices in addition to contemplating actions to improve the infrastructure of the facilities aiming at greater operational safety.

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Sustainable STP Program

The Sustainable STP Corporate Program, launched in 2019, was established to develop and disseminate the culture of sustainability. The program considers the implementation of actions that make it possible to transform the by-products generated at the STPs such as biogas, sludge and effluents, into sustainable resources, considering their energy use and, in some cases, market opportunities.

Currently, the Program includes 18 stations, five of which have the Level 01 Sustainability Seal and one with the Level 02 Seal. The stations that have not yet been certified are in the study and infrastructure improvement phase and the scope of the Program is expected expand in the coming years.

Environmental Education to induce Cultural Change

To face the cultural change aspect for environmental issues at Sabesp, we count on the Corporate Environmental Education Program - PEA Sabesp, which contributes to the awareness and mobilization of our internal and external publics on the subject of sanitation and environmental protection.

The work is directed towards collectively strengthening the perception of the value of sanitation services in relation to water treatment and distribution and sewage collection and treatment, in addition to developing actions related to hygiene habits and preventive health.

Through our Corporate Environmental Management Training Plan, development opportunities are offered on environmental management topics in sanitation, considering the various levels of performance and involvement of the teams. In the last twelve years, we have trained over 20 thousand people, among the internal and external public, to be multipliers of good environmental practices.

Participation in environmental and water resource forums

Seeking involvement with the organized society for good environmental and water resources management, Sabesp has Institutional Representatives in the National and State Water Resources Systems and we have 162 employees acting in said forums.

Greenhouse gas management

Considering that sanitation activities are directly impacted by climate conditions and extreme events, as well as the State Climate Change Policy guidelines, we continued our Corporate Greenhouse Gas (GHG) Emissions Management Program.

Thus, in 2020 we concluded the corporate GHG inventory for 2019, totaling 2,326.3 thousand tons of CO2 equivalent (tCO2e), with the largest sources of GHG emissions arising from sewage collection and treatment.

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Due to the nature of the activity and the constant expansion of services towards the universalization of sanitation, there’s a growth tendency for the GHG inventory results is of growth.

However, we have sought to apply new technologies, especially those aimed at Cleaner Production, encouraging best practices that result in good management of greenhouse gas emissions in operations such as initiatives for the beneficial use of sludge generated, energy efficiency projects, among others.

As a way to ratify the corporate direction of the theme in question, we have adhered to the São Paulo Agreement, which foresees recognition of the signatories as members of the community of leaders in climate change, in the context of sustainable development.

Energy efficiency

In providing basic sanitation services, energy consumption is of great relevance and the growth of the population served as well as expansion of the municipalities of the operated base make the total consumption of electricity grow over time. Our strategy for more efficient energy management is based on reducing expenses and electric energy consumption and the use of energy potentials, resulting in several environmental benefits.

Among the actions taken, we developed a methodology for hiring motor-pump sets considering the value of energy consumption projected for the first three years of operation as well. We also perform assessments for equipment replacement using the International Performance Measurement and Verification Protocol and the International Water Association - indicator, the Ph5.

Regarding the use of energy generation potentials, in 2019 we began structuring a Distributed Generation Program - Photovoltaic Energy, expected to be concluded in 2023 and totaling a power of 60 MW, distributed in 30 locations, corresponding to 4.5% of the Company's total consumption. The expected annual energy production could contribute with 8,923 metric tons of CO2 equivalent (tCO2e) that will no longer be released into the atmosphere, thus helping to reduce greenhouse gas emissions from both Sabesp's energy management processes and the national energy grid. The program is fully funded by BID INVEST.

In early 2021, we began producing energy in our first UFV of the Program, in the municipality of Orindiúva, adding to a series of projects developed to reduce energy consumption and diversify the energy matrix of our operations, as described below.

Also part of the list of initiatives for improving our energy efficiency is the use of photovoltaic energy for other operational processes such as data transmission from reservoirs via radio, flow measurement systems in STPs, effluent disinfection systems, lighting in administrative buildings and thermo-solar systems for optimizing the STP sludge drying process.

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Fleet renewal

Aiming at optimizing management of the corporate vehicle fleet, we opted for continuous use lease contracts and, through the Fleet Renewal program, 91.6% of the light vehicles and 78.7% of the heavy vehicles were replaced, and several benefits were achieved.

One highlight was the reduction in annual gasoline consumption from 3,206,444 liters in 2011 to 520,184 liters in 2019, resulting in an 88% reduction in GHG emissions from this source, as shown in the graph below.

We also contracted a Strategic Plan for Sustainable Corporate Mobility by 2030, defined due to the results of previous pilot studies for the adoption of sustainable motorized vehicles. In this context, we can also highlight the use of biogas energy in STPs to supply the vehicle fleet. Since April 2018, we have been using the biogas generated in the sewage treatment to power the operational fleet in Franca, in the interior of the state.

2020 AWARDS AND RECOGNITIONS

2020 Anefac-Fipecafi-Serasa Transparency Trophy - Publicly Traded Companies with Net Revenues over R$ 8 billion. Sabesp's financial statements among the top ten most transparent in Brazil.

Best & Biggest Award, Infrastructure category, Exame Magazine. Sabesp leads the sector and is among the biggest companies in the country.

Selection of Companies with ESG Shares from BB Investimentos. Sabesp included in the list of 11 publicly traded companies with responsible management from the social, environmental and governance point of view. It is the only mixed capital Company.

Valor´s 1000 Award, "water and sanitation" category, granted by the Valor Econômico newspaper to Sabesp, winner for the 11th time, which places it as one of the two organizations that have most won the award.

BID Femsa´s 2020 Award - "Business Management for Innovation" category for its innovative trajectory, inserting Sabesp among the "all stars", a select group with which BID intends to coordinate strategic actions.

Modern Consumer Award for Excellence in Customer Services Award, 'public services' category, awarded to the Call Center of the Regional Systems Executive Board, eight-time winner of the award.

Ethos´ Indicators for Sustainable and Responsible Business, for integrity and fighting corruption and fraud. Sabesp scored 9.2 against a national average of 6.8.

"Living in São Paulo” Survey: Quality of Life", from Rede Nossa São Paulo and Ibope Inteligência, shows Sabesp as the second company in which citizens of São Paulo trust the most.

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PPQG 2020 Paulista Management Quality Award. Sabesp awarded in five categories for good management, increased innovation and operational efficiency.

National Quality Award in Sanitation (PNQS) 2020 awarded by the National Quality Committee (CNQA) of the Brazilian Association of Sanitary and Environmental Engineering (Abes). Sabesp awarded in eight categories.

Bronze Seal in the "Friend of Justice Company", for its five years of participation in the Court of Justice of São Paulo program, which aims to build joint solutions to solve litigation problems

ISO 14001 certification, WTP Vargem Grande (São Lourenço System) recommended for certification by Fundação Vanzolini. Built on sustainability principles. Architecture considers water and energy efficiency.

Successful Cases in Basic Sanitation - Municipality Highlights. Instituto Trata Brasil and GO Associados. Fernandópolis recognized for good sanitation indicators.

Procon SP´s Ranking: Sabesp out of the Ranking for the 50 companies that most receive complaints. The 2019 list encompasses complaints from state and municipal Procons.

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2020 INDICATORS ON CORPORATE RESPONSIBILITY

1 – Calculation Base	2020 Amount (R$ thousands)			2019 Amount (R$ thousands)		
Net Revenues (RL)	17,797,541			17,983,654		
Operating Income (RO)	4,492,373			5,711,623		
Gross payroll (FPB)	2,646,518			2,780,468		
2 – Internal Social Indicators	**Amount (R$ thousands)**	**% on FPB**	**% on RL**	**Amount (R$ thousands)**	**% on FPB**	**% on RL**
Food	214,809	8.12%	1.21%	218,281	7.85%	1.21%
Mandatory social charges	254,585	9.62%	1.43%	263,471	9.48%	1.47%
Private pension	53,376	2.02%	0.30%	69,460	2.50%	0.39%
Health	212,681	8.04%	1.20%	306,958	11.04%	1.71%
Occupational safety and health	15,002	0.57%	0.08%	13,104	0.47%	0.07%
Education	4,120	0.16%	0.02%	3,883	0.14%	0.02%
Culture	344	0.01%	0.00%	307	0.01%	0.00%
Training and professional development	17,344	0.66%	0.10%	18,495	0.67%	0.10%
Day care nursery, or day care nursery assistance	2,045	0.08%	0.01%	2,044	0.07%	0.01%
Profit-sharing	86,233	3.26%	0.48%	68,311	2.46%	0.38%
Other	4,355	0.16%	0.02%	11,116	0.40%	0.06%
Total - Internal social Indicators	864,894	32.68%	4.86%	975,430	35.08%	5.42%
3 – External Social Indicators	**Amount (R$ thousands)**	**% on FPB**	**% on RL**	**Amount (R$ thousands)**	**% on FPB**	**% on RL**
Education	1,348	0.03%	0.01%	1,178	0.02%	0.01%
Culture	9,228	0.21%	0.05%	22,562	0.40%	0.13%
Health and sanitation	3,334	0.07%	0.02%	12,284	0.22%	0.07%
Sports	2,444	0.05%	0.01%	4,501	0.08%	0.03%
Fighting hunger, and food safety	0	0.00%	0.00%	0	0.00%	0.00%
Other	9,369	0.21%	0.05%	6,103	0.11%	0.03%
Total contribution to society	25,723	0.57%	0.14%	46,628	0.82%	0.26%
Taxes (net of social charges)	1,617,679	36.01%	9.09%	3,037,019	53.17%	16.89%
Total – External Social Indicators	1,643,402	36.58%	9.23%	3,083,647	53.99%	17.15%
4 – Environmental Indicators	**Amount (R$ thousands)**	**% on FPB**	**% on RL**	**Amount (R$ thousands)**	**% on FPB**	**% on RL**
Investments related to corporate operations/production	not available	not available	not available	not available	not available	not available
Investments in programs and/or external projects	not available	not available	not available	not available	not available	not available
Total investments in the environment	not available	not available	not available	not available	not available	not available
Regarding the establishment of annual targets to reduce waste; general consumption regarding production/operations; and increasing the efficacy in the use	(X) has no targets ( ) meets 51to 75% ( ) meets 0 to 50% ( ) meets 76 to 100%			(X) has no targets ( ) meets 51to 75% ( ) meets 0 to 50% ( ) meets 76 to 100%		
5 – Employees' Indicators	**2020**			**2019**		
No. of employees at the end of the period	12,806			13,945		
No. of new hires in the period	62			141		
No. of outsourced employees*	0			6,592		
No. of interns	610			1,049		
No. of employees above 45 years old	8,591			9,267		
No. of women working at the company	2,481			2,763		
% of management positions held by women	25.96%			24.11%		
No. of afro-descendants working at the company	2,252			2,398		
% of management positions held by afro-descendants	5.89%			5.56%		
No. of persons with disability or special needs (includes emplc	152			155		
6 – Material information regarding the exercise of corporate citizenship	**2020**			**Target 2021**		
Relation between highest and lowest remuneration at the	16.93			na		
Total occupational accidents	94			na		
Social and environmental projects developed by the company were defined by:	( ) the executive board	(X) the executive board and managers	( ) all the employees	( ) the executive board	(X) the executive board	( ) all the employees
Safety and health standards in the workplace were defined by:	(X) the executive board and managers	( ) all the employees	( ) all the employees + Cipa	(X) the executive board and managers	( ) all the employees	( ) all the employees +
Regarding the freedom of association, collective bargaining rights and internal representation of workers, the company:	( ) not involved	( ) follows the ILO standards	(X) encourages and follows ILO	( ) not involved	( ) follows the ILO standards	(X) encourages and follows ILO
Private pension plans cover:	( ) the executive board	( ) the executive board and managers	(X) all the employees	( ) the executive board	( ) the executive board and	(X) all the employees
Profit sharing includes:	( ) the executive board	( ) the executive board and managers	(X) all the employees	( ) the executive board	( ) the executive board and	(X) all the employees
In the selection of suppliers, the same ethical, social responsibility and environmental standards adopted by the	( ) not taken into consideration	( ) suggested	(X) required	( ) not taken into consideration	( ) suggested	(X) required
Regarding the participation of the employees in volunteer work, the company:	( ) not involved	( ) supports	(X) organizes and encourages	( ) not involved	( ) supports	(X) organizes and encourages
Number of consumer complaints and unfavorable judgments:	in the company na	in Procon na	in the court JEC/Conc na	in the company na	in Procon na	in the court JEC/Conc na
% of complaints and unfavorable judgments assisted or resolved:	in the company na	in Procon na	in the court JEC/Conc na	in the company na	in Procon na	in the court JEC/Conc na
Total value added to be distributed (in R$ thousands):	**In 2020: 8,948,857**			**In 2019: 10,534,420**		
Value Added Distribution (DVA):	22.8 % government 26.9 % employees 2.6 % shareholders 39.4 % third parties 8.3 % withheld			28.9 % government 23.0 % employees 7.6 % shareholders 16.1 % third parties 24.4 % withheld		

7 – Other information

"Sabesp does not employ outsourced labor, but only enters into service agreements as the business requires. Therefore, as of 2020, the Company stopped reporting an estimated number of service providers."

"Given the strong relationship between the environmental issues and the Company's end activities, the environmental expenditures can not be told apart from the Company's total operating expenses and investments. Thus, from 2018 onwards, Sabesp will no longer report the indicator of environmental investments."

"This company does not use child or slave labor; it is not involved in prostitution or sexual exploitation of children and adolescents; and it is not involved in corruption."

"We value and respect diversity both inside and outside the company."

75

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Financial Position as of December 31, 2020 and 2019

In thousands of reais

Assets	Note	December 31, 2020	December 31, 2019
Current
Cash and cash equivalents	7	396,401	2,253,210
Financial investments	8	3,411,146	-
Trade receivables	10 (a)	2,204,029	2,137,752
Accounts receivable from related parties	11 (a)	168,054	192,906
Inventories		104,848	70,454
Restricted cash	9	35,742	26,018
Recoverable taxes	18 (a)	22,672	141,266
Other assets		97,946	74,532
Total current assets		6,440,838	4,896,138

Noncurrent
Trade receivables	10 (a)	246,957	215,275
Accounts receivable from related parties	11 (a)	638,591	657,990
Escrow deposits		164,942	177,982
Water and Basic Sanitation National Agency – ANA		26,463	32,466
Other assets		148,164	119,646

Investments	12	63,417	53,187
Investment properties	13	46,274	47,562
Contract asset	14	7,969,164	7,617,714
Intangible assets	15	34,405,575	32,325,447
Property, plant and equipment	16	268,251	314,393

Total noncurrent assets		43,977,798	41,561,662
Total Assets		50,418,636	46,457,800

The accompanying notes are an integral part of these financial statement.

F- 76

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Financial Position as of December 31, 2020 and 2019

In thousands of reais

Liabilities and equity	Note	December 31, 2020	December 31, 2019
Current
Trade payables and contractors		263,741	369,631
Borrowings and financing	17	3,034,449	2,859,843
Salaries, payroll charges and social contributions		410,943	594,279
Taxes and contributions payable	18 (b)	266,819	250,318
Interest on capital	24 (b)	231,611	800,352
Provisions	20 (a)	760,209	550,247
Services payable	22	453,750	474,078
Public-Private Partnership - PPP	15 (g)	130,207	110,291
Program Contract Commitments	15 (c) (iv)	162,541	273,932
Other liabilities		185,860	170,453
Total current liabilities		5,900,130	6,453,424

Noncurrent
Borrowings and financing	17	14,224,175	10,384,866
Deferred income tax and social contribution	19	320,716	433,996
Deferred Cofins/Pasep		149,444	143,693
Provisions	20 (a)	492,093	485,561
Pension plan obligations	21 (b)	2,868,594	3,360,932
Public-Private Partnership - PPP	15 (g)	3,045,066	3,183,689
Program Contract Commitments	15 (c) (iv)	68,939	103,321
Other liabilities		555,775	272,535
Total noncurrent liabilities		21,724,802	18,368,593

Total liabilities		27,624,932	24,822,017

Equity
Capital stock		15,000,000	15,000,000
Earnings reserves		8,194,706	7,547,954
Other comprehensive loss		(401,002)	(912,171)
Total equity	24	22,793,704	21,635,783
Total equity and liabilities		50,418,636	46,457,800

The accompanying notes are an integral part of these financial statement.

F- 77

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Income Statements for the

Years ended December 31, 2020 and 2019

In thousands of reais, unless otherwise stated.

	Note	2020	2019

Net operating revenue	28 (b)	17,797,541	17,983,654
Operating costs	29	(11,179,667)	(10,137,637)

Gross profit		6,617,874	7,846,017

Selling expenses	29	(751,286)	(803,404)
Allowance for doubtful accounts	29	(444,826)	(128,099)
Administrative expenses	29	(1,051,181)	(1,187,844)
Other operating income (expenses), net	31	107,656	(18,748)
Equity results of investments in affiliates	12	14,136	3,701

Profit from operations before finance income (expenses)		4,492,373	5,711,623

Financial expenses	30	(1,324,759)	(1,173,425)
Financial revenues	30	336,731	372,842
Exchange result, net	30	(2,178,343)	(233,098)

Financial result, net		(3,166,371)	(1,033,681)

Profit before income tax and social contribution		1,326,002	4,677,942

Income tax and social contribution
Current	19 (d)	(460,721)	(1,155,463)
Deferred	19 (d)	108,037	(154,962)
		(352,684)	(1,310,425)
Profit for the year		973,318	3,367,517
Basic and diluted earnings per share (in reais)	25	1,42	4,93

The accompanying notes are an integral part of these financial statement.

F- 78

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Comprehensive Income for the

Years ended December 31, 2020 and 2019

In thousands of reais

	Note	2020	2019
Profit for the year		973,318	3,367,517
Other comprehensive income		511,169	(363,076)
Items that will not be subsequently reclassified to the income statement:
Actuarial gains and (losses) on defined benefit plans net of taxes	21 (b)	511,152	(363,059)
Other		17	(17)
Total comprehensive income for the year		1,484,487	3,004,441

The accompanying notes are an integral part of these financial statement.

F- 79

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Changes in Equity for the

Years ended December 31, 2020 and 2019

In thousands of reais, unless otherwise stated.

			Profit reserve
	Note	Share capital	Legal reserve	Investment reserve	Additional proposed dividends	Retained earnings	Equity valuation adjustments	Total
Balances on December 31, 2018		15,000,000	1,200,030	3,840,422	60,331	-	(549,095)	19,551,688
Profit for the year		-	-	-	-	3,367,517	-	3,367,517
Actuarial gains and (losses)	21 (b)	-	-	-	-	-	(363,076)	(363,076)
Total comprehensive income for the year		-	-	-	-	3,367,517	(363,076)	3,004,441
Legal reserve	24 (b)	-	168,376	-	-	(168,376)	-	-
Interest on capital (R$ 1.17012 per share)	24 (b)	-	-	-	-	(799,785)	-	(799,785)
Additional dividends of 2018, approved (R$ 0.08827 per share)		-	-	-	(60,331)	-	-	(60,331)
Additional proposed dividends	24 (b)	-	-	-	141,203	(141,203)	-	-
Withholding income tax on interest on capital attributed as minimum mandatory dividends	24 (b)	-	-	-	(60,230)	-	-	(60,230)
Transfers to the investment reserve	24 (e)	-	-	2,258,153	-	(2,258,153)	-	-
Balances on December 31, 2019		15,000,000	1,368,406	6,098,575	80,973	-	(912,171)	21,635,783
Profit for the year		-	-	-	-	973,318	-	973,318
Actuarial gains and (losses)	21 (b)	-	-	-	-	-	511,169	511,169
Total comprehensive income for the year		-	-	-	-	973,318	511,169	1,484,487
Legal reserve	24 (b)	-	48,666	-	-	(48,666)	-	-
Interest on capital (R$ 0.33820 per share)	24 (b)	-	-	-	-	(231,163)	-	(231,163)
Additional dividends of 2019, approved (R$ 0.11847 per share)		-	-	-	(80,973)	-	-	(80,973)
Additional proposed dividends	24 (b)	-	-	-	40,806	(40,806)	-	-
Withholding income tax on interest on capital attributed as minimum mandatory dividends	24 (b)	-	-	-	(14,430)	-	-	(14,430)
Transfers to the investment reserve	24 (e)	-	-	652,683	-	(652,683)	-	-
Balances on December 31, 2020		15,000,000	1,417,072	6,751,258	26,376	-	(401,002)	22,793,704

The accompanying notes are an integral part of these financial statement.

F- 80

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Cash Flows for the

Years ended December 31, 2020 and 2019

In thousands of reais

	December 31, 2020	December 31, 2019
Cash flows from operating activities
Profit before income tax and social contribution	1,326,002	4,677,942
Adjustments for reconciliation of profit:
Depreciation and amortization	2,037,112	1,780,094
Residual value of property, plant and equipment, intangible assets and investment properties written-off	16,590	45,434
Bad debt expense	444,826	128,099
Agreement with the municipality of Mauá	(280,774)	-
Agreement with the municipality of Santo André	-	(1,336,908)
Provisions and inflation adjustments of provisions	444,090	384,620
Interest calculated on borrowings and financing payable	559,931	568,679
Inflation adjustment and exchange gains (losses) on borrowings and financing	2,267,179	280,526
Interest and inflation adjustment on liabilities	20,931	46,038
Interest and inflation adjustment on assets	(46,946)	(39,547)
Finance charges from customers	(344,513)	(364,291)
Construction margin on intangible assets arising from concession agreements	(86,477)	(65,172)
Provision for Consent Decree (TAC) and Knowledge Retention Program (PRC)	1,684	(130,345)
Equity result	(14,136)	(3,701)
Interest and monetary restatement (PPP)	424,639	397,576
Transfer - São Paulo Municipal Government	142,232	135,013
Pension plan obligations	136,585	267,423
Other adjustments	5,283	5,863
	7,054,238	6,777,343
Changes in assets
Trade receivables	(213,084)	(72,538)
Accounts receivable from related parties	83,419	26,358
Inventories	(34,394)	(4,858)
Recoverable taxes	(342,127)	239,437
Escrow deposits	35,630	(12,302)
Other assets	(36,264)	(1,966)
Changes in liabilities
Trade payables and contractors	(248,404)	(349,037)
Services payable	(162,560)	(114,957)
Salaries, payroll charges and social contributions	(185,020)	159,794
Taxes and contributions payable	384,676	63,276
Deferred Cofins/Pasep	5,751	2,863
Provisions	(227,596)	(241,674)
Pension plan obligations	(123,014)	(221,784)
Other obligations	(13,306)	(92,637)
Cash generated from operations	5,977,945	6,157,318

Interest paid	(626,625)	(737,326)
Income tax and social contribution paid	(373,112)	(1,222,747)
Net cash generated from operating activities	4,978,208	4,197,245
Cash flow from investing activities
Acquisition of contract asset and intangible assets	(3,299,657)	(3,195,247)
Restricted cash	(9,724)	5,882
Financial investments	(3,411,146)	-
Increase/(write-off) of investments	(5,734)	240
Purchase of property, plant and equipment	(42,407)	(78,159)
Net cash used in investing activities	(6,768,668)	(3,267,284)

The accompanying notes are an integral part of these financial statement.

F- 81

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Cash Flows for the

Years ended December 31, 2020 and 2019

In thousands of reais                                                                        (continued)

	December 31, 2020	December 31, 2019

Cash flows from financing activities
Borrowings and financing
Funding	4,777,474	1,793,388
Amortization	(3,244,099)	(2,148,198)
Payment of interest on capital	(890,095)	(739,996)
Public-Private Partnership - PPP	(543,346)	(548,079)
Program Contract Commitments	(166,283)	(63,057)
Net cash used in financing activities	(66,349)	(1,705,942)

Increase/(decrease) in cash and cash equivalents in the year	(1,856,809)	(775,981)

Represented by:
Cash and cash equivalents at the beginning of the year	2,253,210	3,029,191
Cash and cash equivalents at the end of the year	396,401	2,253,210
Increase/(decrease) in cash and cash equivalents in the year	(1,856,809)	(775,981)

The accompanying notes are an integral part of these financial statement.

F- 82

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Statements of Value Added for the

Years ended December 31, 2020 and 2019

In thousands of reais

	Note	2020	2019
Revenue
Operating	28 (a)	15,157,780	16,134,032
Other revenue		77,533	84,047
Construction of assets	28 (b)	3,716,616	2,946,566
Allowance for doubtful accounts	10 (c)	(444,826)	(128,099)
		18,507,103	19,036,546
Inputs purchased from third parties
Operating and construction costs		(6,858,619)	(5,809,128)
Materials, electricity, outsourced services and others		(1,074,972)	(1,215,923)
Other operating expenses	31	37,368	(94,415)
		(7,896,223)	(7,119,466)
Gross value added		10,610,880	11,917,080
Retentions
Depreciation and amortization	29	(2,037,112)	(1,780,094)
Wealth created by the Company		8,573,768	10,136,986

Wealth received in transfer
Equity result	12	14,136	3,701
Financial revenue		360,953	393,733
		375,089	397,434
Total value added to distribute		8,948,857	10,534,420

Value added distribution
Personnel
Direct compensation		1,796,000	1,694,193
Benefits		601,181	737,457
Guarantee Fund for Length of Service (FGTS)		21,100	5,139
		2,418,281	2,436,789
Taxes, fees and contributions
Federal		1,840,920	2,842,525
State		128,164	132,074
Municipal		68,776	62,420
		2,037,860	3,037,019
Value distributed to providers of capital
Interest, exchange variation and inflation adjustments		3,504,996	1,640,637
Rentals		14,402	52,458
		3,519,398	1,693,095
Value distributed to shareholders
Interest on capital	24 (b)	231,163	799,785
Retained earnings		742,155	2,567,732
		973,318	3,367,517
Value added distributed		8,948,857	10,534,420

The accompanying notes are an integral part of these financial statement.

F- 83

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

1	Operations

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or "Company") is a mixed-capital company headquartered in São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State. The Company is engaged in the provision of basic and environmental sanitation services in the São Paulo State, as well as it supplies treated water and sewage services on a wholesale basis.

In addition to providing basic sanitation services in the São Paulo State, SABESP may perform activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. SABESP aims to be a world reference in the provision of sanitation services, in a sustainable, competitive and innovative manner, with a focus on customers.

As of December 31, 2020, the Company operated water and sewage services in 375 municipalities of the São Paulo State, 342 have already signed contracts, pursuant to Law 11,445/2007. Most of these municipalities’ operations are based on 30-year concession, program and service contracts, except for the municipalities of Guarulhos, Mauá, Mogi das Cruzes, Santo André, São Bernardo do Campo, São João da Boa Vista and Tejupá, which have a 40-year term.

The table below shows a summary of the contractual situation of the municipalities served:

	December 31, 2020	December 31, 2019

Total municipalities that have already signed contracts	342	325
Balance – intangible and contract assets	39,440,568	35,990,087
Percentage of intangible and contract assets	93.08%	90.10%
Revenue from sanitation services (excluding construction revenue)	14,406,803	13,700,777
Percentage of revenue from sanitation services (excluding construction revenue)	95.05%	84.92%

Municipalities with expired contracts:	8	21
Balance – intangible and contract assets	264,931	1,637,878
Percentage of intangible and contract assets	0.63%	4.10%
Revenue from sanitation services (excluding construction revenue)	39,088	451,603
Percentage of revenue from sanitation services (excluding construction revenue)	0.26%	2.80%

Municipalities with concession agreements due by 2030:	25	27
Balance – intangible and contract assets	1,436,529	1,181,172
Percentage of intangible and contract assets	3.39%	2.96%
Revenue from sanitation services (excluding construction revenue)	597,483	588,628
Percentage of revenue from sanitation services (excluding construction revenue)	3.94%	3.65%
Municipality of São Paulo:
Percentage of intangible and contract assets	37.94%	43.37%
Percentage of revenue from sanitation services (excluding construction revenue)	44.58%	44.48%

F- 84

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

The Company operates in the municipality of Juquitiba under authorization by public deed, which are valid and governed by the Brazilian Civil Code. Revenue from sanitation services (excluding construction revenue) of this municipality totaled R$ 6,056 as of December 31, 2020 (R$ 5,616 as of December 2019) and the total amount of intangible and contract assets for this municipality was R$ 77,014 as of December 31, 2020 (R$ 80,563 as of December 31, 2019).

The Company's shares have been listed in the “Novo Mercado” segment of B3 under ticker SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as American Depositary Receipts (“ADRs”) Level III, under ticker SBS, since May 2002.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho, Attend Ambiental and Paulista Geradora de Energia. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting vote in certain issues jointly with associates, indicating the shared control in the management of investees, except for Saneaqua Mairinque, which, as of August 2020, no longer has a shared control.

Economic instability worsened by COVID-19

The global economic instability worsened with the outbreak of a new coronavirus in early 2020, which was considered pandemic by the World Health Organization (WHO). Accordingly, SABESP has been taking several measures to ensure the continuity and quality of the services provided to the population, which have become even more essential. It is worth noting that any interruption in water supply by a basic sanitation company may compromise compliance with WHO’s recommendations for everyone to keep good hygiene habits, such as washing hands correctly and more frequently.

The Company implemented a number of preventive measures so that its employees are not exposed to situations of risks, such as: (i) employees from the administrative sectors (especially) and those with more than 60 years of age are working under a remote system; (ii) restriction of domestic and international trips; (iii) anticipation of the influenza and pneumonia vaccination campaign; (iv) closing of all branches that assist the public, concentrating services in the digital channels in order to protect customers and employees; among others.

F- 85

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

Some of the economic and financial consequences arising from the COVID-19 pandemic include the following adverse effects:

(i)	high exchange volatility and increase in new funding costs;
(ii)	change in the mix of billed volume due to the increase in the residential category and decrease in the public, commercial and industrial categories, which have higher average tariffs, leading to a reduction in the total average tariff and, consequently, in revenues from customers in the commercial, industrial and public categories, of approximately R$ 804.5 million from January to December 2020 (R$ 215.0 million from October to December 2020);
(iii)	postponement of the tariff adjustment from May 11 to August 15, 2020, with an estimate net impact of R$ 37.6 million from May to December 2020;
(iv)	increase in default and in the expectation of higher future losses, due to the decrease in the municipalities’ revenue and the increase in bankruptcy petitions, which negatively impacted estimated losses by R$ 316.7 million from January to December 2020 compared to January to December 2019 (R$ 17.8 million from October to December 2020 compared to October to December 2019); and
(v)	payment exemption of water and sewage bills for consumers in the Residential Social and Residential Favela categories in all operated municipalities from April 1 to September 15, 2020, reducing revenue by R$ 116.9 million from January to September 2020 and compared to the same periods in 2019.

Opposed to the adverse effects, there were positive effects, such as the increase in revenues from residential customers (except for the social and favela categories), in the amount of R$ 840.3 million from January to December 2020 (R$ 249.3 million from October to December 2020), and the postponement of the payment of 50% of the Regulation, Control and Inspection Fee (TRCF) from May to December 2020, for settlement in 24 installments as from January 2021, with effect of R$ 24.0 million from May to December 2020.

Because of the adverse effects, in order to preserve the economic and financial sustainability, the Company adjusted budget by reducing expenses and, on April 27, 2020, July 10 and December 15, 2020, held the 25th, 26th and 27th issue debentures in the amounts of R$ 1.45 billion, R$ 1.05 billion and R$ 1.00 billion, respectively. Also on December 7, 2020, it raised R$ 0.95 billion with BID INVEST. As of April 28, 2020, the Company concluded the translation of a debt contracted with the Inter-American Development Bank (IDB), from US$ 494.6 million to R$ 2,810.9 million, reducing its exposure to the variation of the US dollar. In addition, as of September 30, 2020, the Company early amortized Eurobonds in the amount of R$ 1,910.1 million (US$ 357.8 million) to further reduce currency exposure and in November 2020, it signed a contract of R$ 950 million with BID INVEST.

F- 86

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

Management expects that the initiatives implemented because of the above-mentioned impacts, in addition to the inclusion of retail services to municipalities previously served on a wholesale basis (Guarulhos, Santo André and Mauá), improved water security, due to the works carried out, and the credit lines contracted for purposes of investments, will be sufficient to meet its commitments and not compromise the Company’s operating and financial continuity.

New Legal Sanitation Framework

On July 15, 2020, the Brazilian President sanctioned Federal Law 14,026/2020, known as New Legal Framework for Basic Sanitation, with 18 vetoes. These vetoes were analyzed on March 17, 2021. The new law expands competition in the sector, by extinguishing program contracts.

Additionally, the New Legal Framework imposes performance goals to reach 99% of the population served with drinking water and 90% with sewage collection and treatment by December 31, 2033, encouraging operators to increase efficiency. It also granted the National Water and Basic Sanitation Agency (ANA) with authority to edit reference rules to regulate sanitation with a view to minimize regulatory uncertainties, thus creating a more stable and attractive environment for investments in the sector.

In this new context, the Company understands it has some competitive advantages: i) it has contracts that already include goals that meet or even anticipate those defined by the New Legal Framework; ii) it has access to public capital and major exposure to the private capital market, favoring the maintenance and/or expansion of the operated base; iii) it has high governance level; and iv) it has contracts signed with the granting authority that ensure 95% of revenue.

Approvals

The financial statements were approved by the Board of Directors on March 25, 2021.

2	Basis of preparation and presentation of the financial statements

The Company’s financial statements have been prepared pursuant to the International Financial Reporting Standards – IFRS, issued by the International Accounting Standards Board – IASB and pursuant to the accounting practices adopted in Brazil, which observe the pronouncements issued by the Brazilian Accounting Pronouncements Committee – CPC. All material information related to the financial statements, and this information alone, is being disclosed and corresponds to the information used by the Company’s Management in its administration.

The financial statements have been prepared under the historical cost except for certain financial instruments measured at fair value when required by the standards.

The preparation of financial statements in conformity with IFRS and CPCs requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the Company's

F- 87

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

accounting policies. The areas involving a higher degree to judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are described in Note 6.

3	Summary of significant accounting policies

The main accounting policies applied in the preparation of these financial statements are defined below. These policies have been applied consistently in all years presented.

3.1 Cash and cash equivalents

Cash and cash equivalents include cash in hand, bank deposits, overdraft accounts and other short-term highly liquid investments with maturities and intention of use by the Company’s Management in a period lower than three months.

3.2 Financial assets and liabilities

Financial assets - Classification

The Company classified its financial assets according to the following categories: measured at amortized cost, measured at fair value through other comprehensive income and measured at fair value through profit or loss. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of the financial assets at inception. As of December 31, 2020 and 2019, the Company did not have financial assets classified as fair value through other comprehensive income and fair value through profit or loss.

•	Amortized cost

This comprises financial assets that meet the following conditions: (i) it is held within the business model whose objective is to hold financial assets to collect contractual cash flows; and (ii) the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

Presented as current assets, except for those with maturity of more than 12 months after the reporting date, which are classified as noncurrent assets. The Company's financial assets measured at amortized cost include cash and cash equivalents, financial investments, restricted cash, balances of trade receivables, accounts receivable from related parties, other assets and receivables from the Water and Basic Sanitation National Agency (ANA). Financial assets measured at amortized cost are recorded at fair value and subsequently at amortized cost, under the effective interest rate method, except for trade receivables, which is initially measured at transaction price, as it contains no financing items, and is subsequently measured at amortized cost.

Financial liabilities - Classification

The Company classifies its financial liabilities measured at amortized cost. The classification depends on the purpose to which the financial liabilities were assumed. This category includes balances payable to contractors and suppliers, borrowings and financing, services payable, balances payable from Public-Private Partnerships (PPP) and program contract commitments.

The effective interest rate method is adopted to calculate the amortized cost of a financial liability and allocate its interest expense under the respective period. The effective interest rate exactly deducts the estimated future cash flows (including fees, transaction costs and other issue costs) over the estimated life of the financial liability or, when appropriate, during a shorter period, for initial recognition of the net carrying amount.

Impairment of financial assets

Trade receivables

Due to the characteristics of the Company’s accounts receivable, such as: (i) insignificant financial component; (ii) non-complex receivables portfolio; and (iii) low credit risk, the simplified approach of expected credit loss was adopted - it consists in recognizing the expected credit loss based on the asset’s useful life.

The methodology to calculate allowance for doubtful accounts consisted of using an estimate calculated based on the average default observed in the last 36 months, per maturity range, in addition to estimating the recovery of credits overdue for more than 360 days, based on the track record of the last three years. For estimate purposes, it also considered the category of private and public customers, and segregated accounts receivable among the regular consumption accounts and agreements. The Company also concluded that the estimates of the macroeconomic indicators Gross Domestic Product (GDP), Unemployment Rate and the Extended Consumer Price Index (IPCA) were not impacted, given that it carried out correlation analyses of these indicators and its default history, which did not result in a correlation between them.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

Deposit transactions and financial investments measured at amortized cost

The Company analyzes changes in the rates of investments in bank deposit certificates and information obtained from regulatory agencies about the financial institutions. The likelihood of delinquency over 12 months was based on historical data provided by credit rating agencies for each credit level and analyzed in terms of sensitivity based on current returns.

These deposits and financial investments are subject to an insignificant risk of change in value.

3.3 Operating income

(a) Revenue from sanitation services

Revenue from water supply and sanitation services are recognized as water is consumed and services are provided. Revenues, including unbilled revenues, are recognized at the fair value of the consideration received or receivable for the rendering of those services. Revenue is shown net of value-added tax, rebates and discounts. Unbilled revenues represent incurred revenues in which the services were provided but not yet billed until the end of each period, and are recorded as trade receivables based on monthly estimates of the completed services.

Revenues are recognized based on CPC 47 / IFRS 15 – Revenue from Contracts with Customers, which establishes a five-step model applicable over revenue from a contract with a customer. Revenues are recognized when: i) it identifies contracts with customers; ii) it identifies the different contract obligations; iii) it determines the transaction price; iv) it allocates the transaction price to the performance obligations in the contracts; and (v) it satisfies all performance obligations. Disputed amounts are recognized as revenue when collected.

(b) Construction revenue

Revenue from construction is recognized in accordance with ICPC 01 (R1) / IFRIC 12 (Service Concession Arrengements) and CPC 47/IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are satisfied over time. During the construction of the contract, an asset is classified as contract asset, in which the Company estimates that the fair value of its consideration is equivalent to expected construction costs plus margin. The fee represents the additional margin related to the work performed by the Company in relation to such construction contracts and it is added to construction costs, resulting in the construction revenue.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

3.4 Trade receivables and allowance for doubtful accounts

Trade receivables are amounts due from customers for services performed in the ordinary course of business. These are classified as current assets, except when maturity exceeds 12 months after the end of the reporting date, when they are presented as noncurrent assets.

The Company establishes an allowance for doubtful accounts for receivable balances at an amount that Management considers to be sufficient to cover eventual losses, as described in Note 3.2.

3.5 Inventories

Inventories comprise supplies for consumption and maintenance of the water and sewage systems and are stated at the lower of average cost of acquisition or realizable value and are classified in current assets.

3.6 Investment properties

Investment properties are recorded at the acquisition or construction cost, less accumulated depreciation, except for the land group, calculated by the straight-line method at rates that consider the estimated useful life of the assets. Expenditures related to repairs and maintenance are recorded in the income statement when incurred.

The Company also maintains some assets for undetermined use in the future, i.e. it is not defined if the Company will use these assets in the operation or sold in the short term during the ordinary course of business.

3.7 Property, plant and equipment

Property, plant and equipment comprise mainly administrative facilities not composing the assets subject of the concession agreements. Those assets are stated at historical acquisition or construction cost less depreciation and impairment losses, as applicable. Interest, other finance charges and inflationary effects resulting from financing effectively applied to construction in progress are recorded as cost of the respective property, plant and equipment for the qualifying assets, as applicable. Qualifying assets are assets that, necessarily, required a substantial period to get ready for its intended use or sale. The Company defined that this period is higher than 12 months, based on the completion period of the works, given that most of them take in average more than 12 months to be completed, which corresponds to one fiscal year of the Company.

Subsequent costs included in the existing asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that the future economic benefit associated with the item will flow to the Company and the cost of the item can be reliably measured. Repairs and maintenance are charged to the income statement of the year, as incurred.

Depreciation is calculated using the straight-line method and is described in Note 16 (a). Land is not depreciated.

The residual values and the useful life of assets are revised and adjusted, where applicable, at the end of each year.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

Gain and losses on disposals are determined by the difference between the proceeds with the carrying amount and are recognized in other operating income (expenses) in the income statement.

3.8 Intangible assets

Intangible assets are stated at acquisition and/or construction cost, including construction margin, interest and other financial charges capitalized during the construction period, in this case, for qualifying assets, as applicable. Qualifying assets are assets that, necessarily, required a substantial period to get ready for its intended use or sale. The Company defined that this period is higher than 12 months, based on the completion period of the works, given that most of them take in average more than 12 months to be completed, which corresponds to one fiscal year of the Company.

The amortization of an intangible asset begins when it becomes available for use, in its location and necessary condition, when this asset becomes operational.

The amortization of intangible assets reflects the period in which it is expected that the asset’ future economic benefits are consumed by the Company, which may be the final term of the concession or the useful life of the asset.

The amortization of intangible assets ends when the asset is totally consumed or written-off, whatever occurs first.

Donations in assets received from third parties and government entities to allow the Company to render water supply and sewage services are not recorded in the Company’s financial statements, since these assets are owned by the granting authority.

Financial resources received as donations for infrastructure construction are recorded under “Other operating income”.

(a)        Concession agreements/program contracts/service contracts

The Company operates concession agreements including the rendering of basic sanitation, environmental, water supply and sewage services, signed with the concession grantor. The infrastructure used by SABESP related to service concession agreements is considered to be controlled by the granting authority when:

(i)	The grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price; and

(ii)	The grantor controls the infrastructure, i.e. retains the right to take back the infrastructure at the end of the concession.

The rights over the infrastructure operated under the concession agreements are accounted for as an intangible asset as the Company has the right to charge for the use of the infrastructure assets, and the users (consumers) have the primary responsibility to pay for the services.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

The fair value of construction and other works on the infrastructure is recognized as revenue, as its fair value, when the infrastructure is built, provided that this work generates future economic benefits. The accounting policy to recognize construction revenue is described in Note 3.3 (b).

Intangible assets related to the concessions, when there is no right to receive the residual balance of the assets at the end of the contract, are amortized on a straight-line basis over the contract period or useful life of the underlying asset, whichever occurs first.

Investments made and not recovered through the rendering of services, in cases where there is the right to receive the asset’s residual value at the end of the contract, must be indemnified by the concession grantor, with cash or cash equivalents, or also, in general, by extending the contract. These investments are amortized by the useful life of the asset.

The details referring to the amortization of intangible assets are described in Note 15 (c).

Law 11,445/2007 indicates that public sanitation services will be ensured economic and financial sustainability, whenever possible, by means of remuneration for the collection of services, preferably as tariffs and other public prices, which may be defined for each service or both jointly. Accordingly, investments made and not recovered through services rendered, within original term of the contract, are maintained as intangible assets and amortized by the useful life of the asset, taking into consideration a solid track record of concession renewal and, therefore, the continuity of services. Although Law 14,026/2020, new legal sanitation framework, has been approved by the Brazilian President with a veto on the renewal of program contracts, such vetoes had not been voted until December 31, 2020; for this reason, the Company maintained the investments made in the concessions recorded under intangible assets.

(b)       Software license of use

Software licensing is capitalized based on the acquisition costs and other implementation costs. Amortizations are recorded according to the useful life and the expenses associated with maintaining them are recognized as expenses when incurred.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

3.9 Impairment of non-financial assets

Property, plant and equipment, intangible assets and other noncurrent assets with defined useful lives are reviewed for impairment on an annual basis, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company does not have assets with indefinite useful life and assessed that there are no indications of impairment losses, mainly supported by Law 14,026/2020, which ensures economic and financial sustainability to public sanitation services through tariffs or indemnity.

3.10 Trade payables and contractors

Trade payables and contractors are obligations to pay for goods or services acquired from suppliers in the ordinary course of business and are initially measured at fair value, which generally correspond to the bill and subsequently at amortized cost, being classified as current liabilities, except when the maturity exceeds 12 months after the reporting date, being presented as noncurrent liabilities.

3.11 Borrowings and financing

Borrowings and financing are initially recognized at fair value, upon receipt of funds, net of transaction costs, and stated at amortized cost. See Note 17. Borrowings and financing are classified as current liabilities, unless the Company has an unconditional right to defer the settlement of the liability for at least 12 months after the reporting date.

The bonds issued by the Company are not convertible into share and recorded similarly to borrowings.

3.12 Borrowing costs

Borrowing costs attributable to acquisition, construction or production of an asset, which, necessarily, requires a substantial period of time to be ready for use or sale are capitalized as part of the cost of these assets. Other borrowing costs are recognized as expenses in the period they are incurred. Borrowing costs are interest rates and other charges incurred by the Company and arise from borrowing agreements, including exchange variation.

The capitalization occurs during the construction period of the asset, considering the weighted average rate of borrowings effective on the capitalization date.

The Company analyses foreign currency-denominated borrowings or financing as if they were contracted in local currency, restricting the capitalization of interest and/or exchange variation by the amount that would be capitalized if they were contracted in the domestic market in similar lines of credit and loans.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

3.13 Salaries, payroll charges and social contributions

Salaries, vacations, Christmas bonus, profit sharing and additional payments negotiated in collective labor agreements plus related charges and contributions are recorded on the accrual basis.

The profit-sharing plan for employees is based on operational and financial targets, and a provision is created when it is contractually required or when there is a past practice that created a constructive obligation, and is recorded as operating cost, selling and administrative expenses or capitalized in assets.

3.14 Provisions, legal obligations, escrow deposits and contingent assets

Provisions related to claims are recognized when: i) the Company has a present (legal or constructive) obligation resulting from a past event; ii) it is probable that an outflow of resources that comprise economic benefits will be required to settle the obligation; and iii) the amount can be reliably estimated. Where there are a number of similar obligations, the likelihood that an outflow of resources will be required to settle an obligation is determined by considering the nature of the obligations as a whole.

Provisions are measured at the present value of the disbursements expected to be required to settle an obligation using a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. The increase in the obligation due to the passage of time is recognized as financial expense.

For financial statement presentation purposes, the provision is stated net of escrow deposits, based on the legal offset right. Escrow deposits not linked to the related obligations are recorded in noncurrent assets. Escrow deposits are adjusted by the indexes defined by the competent authorities.

The Company does not recognize contingent liabilities in the financial statements since it either does not expect outflows to be required or the amount of the obligation cannot be reliably measured.

Contingent assets are not recognized in the statements of financial position.

3.15 Environmental costs

Costs related to ongoing environmental programs are expensed in the income statement, when there is any indication of an event. Ongoing programs are designed to minimize the environmental impact of the operations and to manage the environmental risks inherent to the Company's activities.

F- 95

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

3.16 Income taxes – current and deferred

Income taxes expenses comprise current and deferred income tax and social contributions.

Current taxes

The provision for income tax and social contribution is based on the taxable income for the year. The income tax was accrued at rate of 15%, plus 10% surtax on taxable income exceeding R$ 240. The social contribution was accrued at rate of 9% over the adjusted profit. Taxable income differs from net income (profit presented in the income statement), because it excludes income or expenses taxable or deductible in other years, and excludes items not permanently taxable or not deductible. Income tax and social contribution are accrued based on legislation in place in the end of the year. The Company periodically evaluates the positions taken in the income tax return regarding situations in which the applicable tax regulations are subject to interpretation. It establishes provisions, where appropriate, based on amounts expected to be paid to the tax authorities.

Deferred taxes

Deferred taxes are fully recognized on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. However, deferred taxes are not accounted for if they arise from initial recognition of an asset or liability in a transaction that does not affect the tax basis, except in business combinations. Deferred taxes are determined using tax rates (and laws) effective at the end of the reporting period and expected to be applied when the related income tax and social contribution are realized.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available for which temporary differences can be used and tax losses can be offset.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when deferred income tax assets and liabilities are related to income taxes levied by same tax authority over the tax entity.

3.17 Taxes on revenues

Revenues from sanitation services are subject to Pasep (Public Servant Fund) and Cofins (Contribution for Social Security Financing) rates of 1.65% and 7.60%, respectively.

In addition, revenues from sanitation services are also subject to the Regulatory, Control and Oversight Fee (TRCF), whose taxable event is the performance of regulatory, control and monitoring activities by ARSESP, calculated at 0.50% of the annual revenue directly generated by the service provided less taxes levied on the service.

Pasep and Cofins taxes incident on billed amounts to public entities are due when the bills are received.

F- 96

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

These taxes are calculated by the regime of noncumulative taxation and presented net of the corresponding credits, such as deductions from gross revenues. Debts calculated over “other operating income” and “financial revenue” are presented net on the income statement accounts.

3.18 Pension obligations

(a)       Defined benefit

The Company makes contributions to defined benefit plans sponsored by it on a contractual basis. Regular contributions comprise the net administrative expenses and are recognized in the result of the period in which they are due.

Pension plan liabilities correspond to the present value of the obligation on the reporting date, less the fair value of the plan’s assets. The defined benefit obligations (G1), as well as the additional retirement and pension plan (G0) are calculated on an annual basis by independent actuaries, using the projected unit credit method. The estimated future cash outflow is discounted to its present value, using the interest rates of Government bonds with maturities that approximate those of the related liability.

Regarding actuarial gains and losses arising from adjustments based on the experience and changes in actuarial assumptions are directly recorded under equity, as other comprehensive income (OCI), so that the plan's net asset or liability is recognized in the statement of financial position in order to reflect the full amount of plan’s deficit or surplus.

In an event of curtailment or settlement of the plan, related to only some of the employees covered by the plan, or where only part of an obligation is settled, the gain or loss includes a proportional share of the past service cost and actuarial gains and losses. The proportional share is determined based on the present value of the obligations before and after the curtailment or settlement.

(b)        Defined contribution

The Company makes contributions to defined benefit plans sponsored by it on a contractual basis, which provides post-employment benefits to its employees, in which the Company makes equal contributions to employees, within the limits set by regulation. In this model, the benefits paid are directly related to the amount contributed, with no deficits to be covered by the Company.

3.19 Financial income (expenses)

Financial income is primarily comprised of interest and inflation adjustments resulting from financial investments, escrow deposits and negotiations with customer to pay by installments, calculated using the effective interest rate method.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

Financial expenses refer to interest, inflation adjustments and exchange variation mainly on borrowings and financing, provisions, public-private partnership and program contract commitments, and are calculated using the effective interest rate method.

Inflation adjustments gains and losses arise from the collection or payment to third parties, as contractually required by law or court decision, recognized on an accrual basis pro rata temporis. Inflation adjustments included in the agreements are not considered embedded derivatives, since they are deemed as inflation indexes for the Company’s economic scenario.

3.20 Leases

Leases are recognized at the present value of the contractual obligations, presented in assets as Right of Use (Note 15 (j)) and in liabilities as Leases (Note 17 (b)), except for short-term contracts (12 months or less) and/or low value contracts (below US$ 5), which are recorded as expenses when incurred.

3.21 Other current and noncurrent assets and liabilities

Other assets are recorded at acquisition cost, net of any impairment loss, where applicable. Other liabilities are recorded at known or estimated amounts, including, where applicable, related financial charges.

3.22 Dividends and interest on capital

The Company uses the tax benefit of distributing dividends as interest on capital, as permitted by law and based on the Bylaws. Interests are accounted for in accordance with Law 9,249/1995 for tax deductibility purposes, limited to the daily pro rata variation of the long-term interest rate (TJLP). The benefit attributed to shareholders is recognized in current liability against Equity. Any amount over the minimum mandatory is recognized when approved by shareholders in the General Meeting, except for taxes incurring in the distribution of interest on capital. The tax benefit of interest on capital is accrued in the profit/loss of the year, under the same recognition basis of expenses.

3.23 Present value adjustment

Current and noncurrent financial assets and liabilities arising from long- or short-term transactions are adjusted to present value based on market discount rates as of the transaction date, when the effects are significant.

3.24 Statements of Value Added (DVA)

The purpose of the statement of value added is to present the wealth generated and distributed by the Company, as required by the accounting practices adopted in Brazil, as supplementary information to the financial statements for the purposes of IFRS.

The DVA was prepared based on information obtained in the accounting books that are the base for preparing the financial statements. The first part presents the wealth generated by the Company, represented by revenues, inputs acquired from third party and retentions, and the wealth received in transfer, represented by the equity result and

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

financial income. The second part present the distribution of wealth segregated in employees, taxes, fees and contributions, value distributed to providers of capital and value distributed to shareholders.

3.25 Segment information

Operating segments are determined in a manner consistent with the internal reporting to the Company’s chief operating decision maker (“CODM”), which, in the case of SABESP, is comprised of the Board of Directors and Board of Executive Officers, to make strategic decisions, allocate resources and evaluate performance.

Consequently, the Company determined that it has one operating segment: sanitation services.

The accounting policies used to determine segment information are the same as those used to prepare the Company’s financial statements.

The measure of the segment’s profit or loss is operating income before other operating expenses, net and equity accounting, which excludes construction revenue and related costs.

The CODM analyzes asset and liabilitity information on a consolidated basis. Consequently, the Company does not disclose segment information on assets and liabilities.

Substantially all of the Company’s noncurrent assets and revenue generated from customers are located in São Paulo State. Consequently, financial information is not disclosed by geographic area.

3.26 Foreign currency translation

(a)       Functional and reporting currency

Items included in the financial statements are measured using the currency of the main economic environment in which the company operates ("the functional currency"). The financial statements are presented in Brazilian reais (R$), which is also the Company's functional currency. All financial information has been presented in Brazilian reais and rounded to the next thousand, except where otherwise indicated.

(b)       Foreign currency translation

Foreign currency-denominated transactions are translated into Brazilian reais using the exchange rates prevailing on the transaction dates. Statement of financial position balances are translated by the exchange rate prevailing on the reporting date.

Exchange gains and losses resulting from the settlement of these transactions and the translation of foreign currency-denominated monetary assets and liabilities are recognized in the income statement, except for borrowings and financing referring to property, plant and equipment or intangible assets in progress, where exchange losses are recognized as corresponding entry to the asset while construction is in progress, as described in Note 3.12.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

4	Changes in accounting practices and disclosures

4.1	New standards, amendments and interpretations effective for periods beginning on or after January 1, 2020

New standards and revisions

Standard	Description	Impact

Amendments to CPC 15 (R1) / IFRS 3 –Definition of a Business

Clarifies that even though businesses usually have outputs (“products”), products are not required for an integrated set of activities and assets in order to qualify as business. In order to qualify as business, an acquired set of activities and assets must include at least one input and a substantive process that together contribute significantly to the capacity of creating products.

The application of this amendment did not impact the disclosures or amounts recognized in the annual financial statements.
Amendments to CPC 26 (R1) / IAS1 and CPC 23 / IAS 8 – Definition of Material

The purpose of the amendments is to facilitate the understanding of the definition of material in CPC 26 / IAS 1, and not to change the underlying concept of materiality in the IFRS Standards. The concept of “hidden” material information with immaterial information was included as part of the new definition.

The application of these amendments did not impact the disclosures or amounts recognized in the annual financial statements.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

4.2	New standards, amendments and interpretations to existing standards that are not yet effective

The Company did not early adopt these standards and is assessing the impacts of the new and revised IFRS below on the disclosures or amounts recognized in the financial statements:

Standard	Description	Impact

IFRS 17 – Insurance Contracts[2]	Establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 will supersede CPC 11 / IFRS 4 Insurance Contracts.	The Company does not expect effects from adopting this standard.
Amendments to CPC 36 (R3) / IFRS 10 – Consolidated Statements and CPC 18 (R2) / IAS 28 – Sales or Contributions of Assets between an Investor and its Associate or Joint Venture[3]	Clarify situations that involve the sale or contribution of assets between an investor and its associate or joint venture.	The Company is assessing the impacts and effects of the amendments; however, it does not expect any effects from the amendments.
Amendments to CPC 26 (R1) / IAS 1 – Classification of Liabilities as Current or Non-Current[2]

These amendments to CPC 26 (R1) / IAS 1 only affect the presentation of liabilities as current or non-current in the statement of financial position and not the amount or time of recognition of any asset, liability, income or expense, or information disclosed on such items. In addition, they clarify that the classification of liabilities as current or non-current is based on rights existing on the reporting date, specify that classification is not affected by the expectations on whether an entity will exercise its right to defer the settlement of the liability, and introduce the definition of ‘settlement’ to clarify that settlement refers to the transfer, to a counterparty, of cash, equity instruments, other assets or services.

The Company does not expect any impacts from this standard.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

Amendments to CPC 15 (R1) / IFRS 3 – Reference to the Conceptual Framework[1]

The amendments update CPC 15 (R1) / IFRS 3 so that it refers to the 2018 Conceptual Framework, not to the 1989 Framework. They also include in CPC 15 (R1) / IFRS 3 the requirement that, for obligations under CPC 25 / IAS 37, the acquirer applies this standard to identify whether there is an obligation at the acquisition date arising from past events. For a tax within the scope of ICPC 19 / IFRIC 21 – Taxes, the acquirer applies ICPC 19 to determine whether the event that resulted in the obligation to pay the tax occurred up to the acquisition date. Finally, the amendments add an explicit statement that the acquirer does not recognize contingent assets acquired in a business combination.

The Company does not expect any impacts from this standard.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

Amendments to CPC 27 / IAS 16 – Proceeds before Intended Use[1]

The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from the sale of items produced before the asset is available for use, i.e. proceeds to bring the asset to the location and condition necessary for it to be able to operate as intended by the Company. Consequently, the entity recognizes the sales proceeds and corresponding costs in profit or loss and measures the costs of these items according to CPC 16 (R1) / IAS 2 - Inventories.

The amendments also clarify the meaning of “testing whether an asset is working properly”. Currently, CPC 27 / IAS 16 defines this as assessing the technical and physical performance of the asset in order for it to be used in the production or supply of goods or services, for rental to third parties, or for administrative purposes. If not presented separately in the statement of comprehensive income, the financial statements must disclose the proceeds and costs included in the income corresponding to the items produced that are not a product of the entity’s regular activities, and which lines in the statement of comprehensive income include such proceeds and costs.

The Company does not expect any impacts from this standard.
Amendments to CPC 25 (R1) / IAS 37 – Onerous Contracts – Cost of Fulfilling a Contract[1]

The amendments specify that the “cost of fulfilling” a contract comprises costs directly related to the contract, which are the incremental costs of fulfilling such contract (such as employees or materials) and the allocation of other costs directly related to the fulfilling of contracts (such as allocation of depreciation expenses for an item of property, plant and equipment used in fulfilling the contract).

These amendments apply to contracts for which the entity has not yet fulfilled all of its obligations at the beginning of the annual period in which the entity applies the amendments for the first time. Comparative figures are not restated. Instead, the entity must recognize the cumulative effect of the first-time adoption of the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as applicable) at the date of first adoption.

The Company does not expect any impacts from this standard.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

Annual improvements to IFRSs: 2018-2020 cycle incudes amendments to four standards: CPC 37 (R1) / IFRS 1 – First-Time Adoption of International Financial Reporting Standards[1], CPC 48 / IFRS 9 – Financial Instruments[1], CPC 06 (R2) / IFRS 16 – Leases and CPC 29 / IAS 41 – Biological Asset and Agriculture[1]

•  CPC 37 (R1) / IFRS 1 – First-Time Adoption of International Financial Reporting Standards - provides for an additional measure for a subsidiary that adopts the financial standards for the first time after its parent company with respect to the accounting of cumulative translation differences.

•  CPC 48 / IFRS 9 – Financial Instruments - clarifies that when applying the “10%” test to assess whether the financial liability should be written off, the entity includes only the fees paid or received between the entity (debtor) and the creditor, including fees paid or received by the entity or creditor on behalf of the other party.

•  CPC 06 (R2) / IFRS 16 – Leases – this amendment excludes the example of reimbursement of improvements to third-party properties. Since the amendment is an illustrative example only, no effective date is defined.

•  CPC 29 / IAS 41 – Biological Assets and Agriculture – the amendment excludes the requirement for entities to exclude cash flows for taxation when measuring fair value.

The Company does not expect any impacts from these changes.

1 Effective for annual periods beginning on or after January 1, 2022.

2 Effective for annual periods beginning on or after January 1, 2023.

3 The effective date of the amendments has not yet been defined by IASB.

There are no other standards and interpretations not yet adopted that may, in the opinion of Management, have a significant impact on the result for the year of equity disclosed by the Company in its financial statements.

5	Risk management

5.1	Financial Risk Management

Financial risk factors

The Company's activities are affected by the Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk and liquidity risk. The financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance.

The Company has not utilized derivative instruments in any of the reported periods.

(a)  Market risk

Foreign currency risk

Foreign exchange exposure implies market risks associated with currency fluctuations, since the Company has foreign currency-denominated liabilities, arising from long-term funding, in development institutions, at lower interest rates, in US dollar and yen.

F- 104

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

The management of currency exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur in losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing and related financial expenses. The Company does not maintain hedge or swap contracts or any derivative financial instrument to hedge against this risk.

A significant portion of financial debt is indexed to the US dollar and Yen, in the total amount of R$ 3,563,170 as of December 31, 2020 (R$ 6,382,009 as of December 31, 2019). The exposure to exchange risk is as follows:

	December 31, 2020		December 31, 2019
	Foreign currency	R$	Foreign currency	R$

Borrowings and financing – US$	167,479	870,338	1,051,881	4,239,817
Borrowings and financing – Yen	52,969,560	2,671,255	56,452,885	2,097,225
Interest and charges from borrowings and financing – US$		5,540		32,242
Interest and charges from borrowings and financing – Yen		16,037		12,725
Total exposure		3,563,170		6,382,009
Borrowing cost – US$		(12,342)		(20,173)
Borrowing cost – Yen		(2,966)		(3,038)
Total foreign currency-denominated borrowings (Note 17)		3,547,862		6,358,798

The 44.2% decrease in the balance of the foreign-currency denominated debt from December 31, 2019 to December 31, 2020 results from the exchange risk management carried out by the Company in 2020, in view of the uncertain scenario, and was mainly impacted by:

•	Exchange of foreign currency to local currency of the BID 2202 contract, in the amount of R$ 2,810,907 (US$ 494,617 thousand);
•	Final amortization of Eurobonds, in the amount of R$ 1,910,124 (US$ 357,763 thousand), corresponding to principal plus interest and charges.

F- 105

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

The decrease was partially offset by the appreciation of the US dollar and Yen against the Real, as shown below:

	December 31, 2020	December 31, 2019	Variation
US$	R$ 5.1967	R$ 4.0307	28.9%
Yen	R$ 0.05043	R$ 0.03715	35.7%

In the year ended December 31, 2020, the Company recorded R$ 2,247,544 (R$ 288,678 on December 31, 2019) in liabilities from the exchange variation of the borrowings and financing agreements. As of December 31, 2020, if the Brazilian real had depreciated or appreciated by 10 percentage points, in addition to the impacts already mentioned above, against the US dollar and Yen with all other variables held constant, the effects on results before taxes on the year would have been R$ 356,317 (R$ 638,201 for the year ended December 31, 2019), lower or higher, mainly as a result of exchange losses or gains on the translation of foreign currency-denominated borrowings and financing.

Scenario I below presents the effect in income statements for the next 12 months, considering the projected rates of the US dollar and the Yen. Considering the other variables as remaining constant, the impacts for the next 12 months are shown in scenarios II and III with possible depreciations of 25% and 50%, respectively, in the Brazilian real.

The Company understands that scenarios 25% and 50% are reasonable, given the instability of the real against the U.S. dollar and the Yen. Depreciation came to 28.9% and 35.7%, respectively, in 2020.

F- 106

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

	Scenario I (Probable)	Scenario II (+25%)	Scenario III (+50%)
	(*)
Net currency exposure as of December 31, 2020 in US$ - Liabilities	167,479	167,479	167,479

US$ rate as of December 31, 2020	5.1967	5.1967	5.1967
Exchange rate estimated according to the scenario	5.0000	6.2500	7.5000
Differences between the rates	0.1967	(1.0533)	(2.3033)

Effect on net financial result R$ - gain/(loss)	32,943	(176,406)	(385,754)

Net currency exposure as of December 31, 2020 in Yen - Liabilities	52,969,560	52,969,560	52,969,560

Yen rate as of December 31, 2020	0.05043	0.05043	0.05043
Exchange rate estimated according to the scenario	0.05125	0.06406	0.07687
Differences between the rates	(0.00082)	(0.01363)	(0.02644)

Effect on net financial result R$ - gain/(loss)	(43,435)	(721,975)	(1,400,515)

Total effect on net financial result in R$ - gain/(loss)	(10,492)	(898,381)	(1,786,269)

(*) For the probable scenario in US dollar, the exchange rate estimated for December 31, 2021 was used, pursuant to the BACEN Focus Report of December 31, 2020. For the Yen, the exchange estimated for December 31, 2021 was used, according to B3’s Reference Rates report of December 31, 2020.

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to borrowings and financing.

F- 107

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

The Company has not entered into any derivative contract to hedge against this risk; however, it continually monitors market interest rates, in order to evaluate the possible need to replace its debt.

The table below provides the borrowings and financing subject to variable interest rate:

	December 31, 2020	December 31, 2019
CDI (i)	7,836,988	1,866,755
TR (ii)	1,619,416	1,675,203
IPCA (iii)	2,176,547	1,366,134
TJLP (iv)	1,517,657	1,381,342
LIBOR (v)	870,337	2,829,073
Interest and charges	164,439	105,667
Total	14,185,384	9,224,174

(i)       CDI - (Certificado de Depósito Interbancário), an interbank deposit certificate

(ii)       TR – Interest Benchmark Rate

(iii)       IPCA - (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index

(iv)       TJLP - (Taxa de Juros a Longo Prazo), a long-term interest rate index

(v)       LIBOR - London Interbank Offered Rate

Another risk to which the Company is exposed is the mismatch of monetary restatement indices of its debts with those of its service revenues. Tariff adjustments of services provided do not necessarily follow the increases in the inflation indexes to adjust borrowings, financing and interest rates affecting indebtedness.

As of December 31, 2020, if interest rates on borrowings and financing had been 1 percentage point higher or lower with all other variables held constant, the effects on profit before taxes for the year would have been R$ 141,854 (R$ 92,242 for the year ended December 31, 2019), lower or higher, mainly as a result of lower or higher interest expense on floating rate borrowings and financing.

(b)       Credit risk

Credit risk is related to cash and cash equivalents, financial investments, as well as credit exposures to wholesale basis and retail customers, including accounts receivable, restricted cash and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

The maximum exposure to credit risk as of December 31, 2020 are the carrying amounts of instruments classified cash and cash equivalents, financial investments, restricted cash, trade receivables and accounts receivable from related parties in the balance sheet date. See additional information in Notes 7, 8, 9, 10 and 11.

F- 108

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

Regarding the financial assets held with financial institutions, the credit quality was assessed by reference to external credit ratings (if available) or to historical information about the bank’s default rates. For the credit quality of the banks, such as deposits and financial investments, the Company assesses the rating published by three main international agencies (Fitch, Moody's and S&P), as follows:

Banks	Fitch	Moody's	Standard Poor's
Banco do Brasil S/A	AA(bra)	Aa1.br	-
Banco Santander Brasil S/A	-	Aaa.br	brAAA
Brazilian Federal Savings Bank	AA(bra)	Aa1.br	brAAA
Banco Bradesco S/A	AAA(bra)	Aa1.br	brAAA
Banco Itaú Unibanco S/A	AAA(bra)	Aa1.br	brAAA
Banco BV	-	Aa3.br	brAAA
Banco BTG Pactual S/A	AA(bra)	Aa2.br	brAA+

The rating assessment disclosed by Fitch for deposit transactions and financial investments in local currency (R$ - domestic rating) is as follows:

	December 31, 2020	December 31, 2019
Cash and cash equivalents and financial investments
AA(bra)	2,662,685	2,193,725
AAA(bra)	891,243	41,992
Others (*)	253,619	17,493
	3,807,547	2,253,210

(*) This category includes current accounts and investment funds in banks whose balances were not significant in 2019. The amount of R$ 253,066 referring to Banco BV (no classification) was recorded in 2020.

(c)       Liquidity risk

Liquidity is primarily reliant upon cash provided by operating activities and borrowings and financing obtained in the local and international capital markets, as well as the payment of debts. The management of this risk considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its operating and capital expenditures needs.

F- 109

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

The funds held are invested in interest-bearing current accounts, time deposits and securities, selecting instruments with appropriate maturity or liquidity sufficient to provide margin as determined by projections mentioned above.

The table below shows the financial liabilities, per relevant maturities, including the installments of principal and future interest to be paid according to the agreement. For agreements with floating interest rate, the interest rates used correspond to the base date of December 31, 2020.

	2021	2022	2023	2024	2025	2026 onwards	Total
December 31, 2020

Liabilities
Borrowings and financing	3,439,199	1,994,506	2,019,520	2,177,923	1,672,201	9,828,487	21,131,836
Accounts payables to suppliers and contractors	263,741	-	-	-	-	-	263,741
Services payable	453,750	-	-	-	-	-	453,750
Public-Private Partnership - PPP	404,800	405,132	405,444	350,342	333,148	4,256,084	6,154,950
Program Contract Commitments	163,798	33,287	33,287	1,045	1,045	13,133	245,595

Cross default

The Company has borrowings and financing agreements including cross default clauses, i.e. the early maturity of any debt may imply the early maturity of these agreements. The indicators are continuously monitored in order to avoid the execution of these clauses, and the most restrictive are shown in Note 17 (c).

(d)       Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared in accordance with CPC 40, in order to evidence the balances of main financial assets and liabilities, calculated at a rate projected for the twelve-month period after December 31, 2020, or until the final settlement of each contract, whichever is shorter, considering a probable scenario (Scenario I), appreciation of 25% (Scenario II) and 50% (Scenario III).

The purpose of the sensitivity analysis is to measure the impact of changes in the market over the financial instruments, considering constant all other variables. In the time of settlement the amounts can be different from those presented, due to the estimates used in the measurement.

F- 110

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

December 31, 2020
Indicators	Exposure	Scenario I (Probable) (i)	Scenario II 25%	Scenario III 50%

Assets
CDI	3,778,252	3.0000%(*)	3.7500%	4.5000%
Financial income		113,348	141,684	170,021

Liabilities
CDI	(7,836,988)	3.0000%(*)	3.7500%	4.5000%
Interest to be incurred		(235,110)	(293,887)	(352,664)

CDI net exposure	(4,058,736)	(121,762)	(152,203)	(182,643)

Liabilities
TR	(1,619,416)	0.0001%(***)	0.0001%	0.0002%
Expenses to be incurred		(2)	(2)	(3)

IPCA	(2,176,547)	3.3200%(*)	4.1500%	4.9800%
Expenses to be incurred		(72,261)	(90,327)	(108,392)

TJLP	(1,517,657)	4.5500%(*)	5.6875%	6.8250%
Interest to be incurred		(69,053)	(86,317)	(103,580)

LIBOR	(870,337)	0.1900%(**)	0.2375%	0.2850%
Interest to be incurred		(1,654)	(2,067)	(2,480)

Total expenses to be incurred, net		(264,732)	(330,916)	(397,098)

(*) Source: CDI and IPCA (BACEN Focus Report, December 31, 2020) and long-term interest rate as of December 31, 2020 (BACEN).
(**) Source: Bloomberg.
(***) Source: B3.

(i)        Refers to the scenario of interest to be incurred for the 12 months as of December 31, 2020 or until the maturity of the agreements, whichever is shorter.

F- 111

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

5.2	Capital management

The objectives when managing capital are ensure its ability to increase investments in infrastructure, provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

Capital is monitored based on the leverage ratio, which corresponds to net debt divided by total capital (shareholders and providers of capital). Net debt corresponds to total borrowings and financing less cash and cash equivalents and financial investments. Total capital is calculated as total equity plus net debt, as shown in the statement of financial position.

	December 31, 2020	December 31, 2019

Total borrowings and financing (Note 17)	17,258,624	13,244,709
(-) Cash and cash equivalents (Note 7)	(396,401)	(2,253,210)
(-) Financial investments (Note 8)	(3,411,146)	-

Net debt	13,451,077	10,991,499
Total equity	22,793,704	21,635,783

Total (shareholders plus providers of capital)	36,244,781	32,627,282

Leverage rate	37%	34%

As of December 31, 2020, the leverage rate reached 37% compared to the 34% recorded as of December 31, 2019, mainly because of the increase in net debt arising from new borrowings and financing, as well as for the depreciation of the real against the Yen and the U.S. dollar, which impacted borrowings and financing in foreign currency.

5.3	Fair value estimates

The Company considers that balances from trade receivables (current) and accounts payables by carrying amount less impairment approximate their fair values, considering the short maturity. Long-term trade receivables also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

F- 112

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

5.4	Financial instruments

The Company did not have financial assets classified as fair value through other comprehensive income and fair value through profit or loss. The financial instruments included in the amortized cost category comprise cash and cash equivalents, financial investments, restricted cash, trade receivables, balances with related parties, other assets and balances receivable from the Water National Agency (ANA), accounts payable to contractors and suppliers, borrowings and financing, services payable, balances payable deriving from the Public Private Partnership (PPP) and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market, except for cash equivalents and financial investments.

The estimated fair values of financial instruments are as follows:

Financial Assets

	December 31, 2020		December 31, 2019
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	396,401	396,401	2,253,210	2,253,210
Financial investments	3,411,146	3,411,146	-	-
Restricted cash	35,742	35,742	26,018	26,018
Trade receivables	2,450,986	2,450,986	2,353,027	2,353,027
ANA	26,463	26,463	32,466	32,466
Other receivables	246,110	246,110	194,178	194,178

Additionally, SABESP has financial assets receivable from related parties, totaling R$ 806,645 as of December 31, 2020 (R$ 850,896 as of December 31, 2019), which were calculated in accordance with the conditions negotiated between the related parties. The conditions and additional information related to these financial instruments are disclosed in Note 11. Part of this balance, totaling R$ 732,391 (R$ 747,579 as of December 31, 2019), refers to reimbursement of additional retirement and pension plan - G0, indexed by IPCA plus simple interest of 0.5% p.m. On the transaction date, this interest rate approximated that of National Treasury Notes (NTN-b), with a term similar to the terms of related-party transactions.

The agreement signed with the municipality of Mauá was classified based on the Level 3 fair value category, given that this transaction is not observable in market conditions, i.e. the inputs were not based on market data. All recurring and non-recurring transactions made by the Company, whenever classified in Level 3, are assessed by its Controllership in order to assess non-observable data and any valuation adjustments.

F- 113

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

Financial Liabilities

	December 31, 2020		December 31, 2019
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	17,258,624	17,702,649	13,244,709	13,937,611
Accounts payables to suppliers and contractors	263,741	263,741	369,631	369,631
Services payable	453,750	453,750	474,078	474,078
Program Contract Commitment	231,480	231,480	377,253	377,253
Public-Private Partnership - PPP	3,175,273	3,175,273	3,293,980	3,293,980

The criteria adopted to obtain the fair values of borrowings and financing are as follows:

(i)	Agreements with CEF (Brazilian Federal Savings Bank) were projected until their final maturities, at the average interest rate plus TR x DI and the average contractual term, were adjusted to present value by a funding rate specific for the Company in similar contracts, plus TR x DI, on the end of the reporting period. TR x DI rates were obtained with B3.

(ii)	The debentures were projected up to the final maturity date according to contractual rates (IPCA, DI, TJLP or TR), and adjusted to present value considering the future interest rate published by ANBIMA in the secondary market, or by equivalent market rates, or the Company’s shares traded in the Brazilian market.

(iii)	Financing – BNDES corresponds to instruments valued at their carrying amount restated until the maturity date, and are indexed by the long-term interest rate (TJLP).

These financing have specific characteristics and conditions defined in the financing agreements with BNDES, between independent parties, and reflect the conditions for those types of financing. Brazil does not have a consolidated market of long-term debts with the same characteristics of BNDES financing; thus, the offering of credit to the entities in general, with such long-term characteristic, is usually restricted to BNDES.

(iv)	Other financing in local currency are considered by carrying amount restated until the maturity date, adjusted to present value at future market interest rates. The future rates used were obtained on the website of B3.

F- 114

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

(v)	Agreements with IDB and IBRD were projected until final maturity in origin currency, using the contracted interest rates + Libor’s future rate, adjusted to present value using the exchange coupon curve obtained with B3, plus future LFT, disclosed by ANBIMA in the secondary market. All the amounts obtained were translated into Brazilian reais at the exchange rate of December 31, 2020.

(vi)	Agreements with JICA were projected until final maturity in origin currency, using the contracted interest rates, translated to the U.S. dollar and adjusted to present value using the exchange coupon curve obtained with B3, plus future LFT, disclosed by ANBIMA in the secondary market. The amounts obtained were translated into Brazilian reais at the exchange rate of December 31, 2020.

(vii)	Lease and finance lease based on IFRS 16 correspond to instruments valued at their carrying amount restated until the maturity date, and are indexed by a fixed contractual rate. Thus, the Company discloses the amount recorded as of December 31, 2020 as market value.

Financial instruments referring to financial investments and borrowings and financing are classified as Level 2 in the fair value hierarchy.

Considering the nature of other financial instruments, assets and liabilities, the balances recognized in the statement of financial position approximate the fair values, except for borrowings and financing, considering the maturities close to the end of the reporting date, comparison of contractual interest rates with market rates in similar operations at the end of the reporting period, their nature and maturity terms.

6	Key accounting estimates and judgments

The preparation of the financial statements requires Management to make judgements (except for those that involve estimated) that have a significant impact on the amounts recognized based on experience and other factors deemed as relevant, which affect the values of assets and liabilities and present results that may differ from the actual results.

The Company establishes estimates and assumptions regarding the future, which are reviewed on a timely basis. Such accounting estimates, by definition, may differ from actual results. The effects arising from the reviews of the accounting estimates are recognized in the period in which the estimates are reviewed.

6.1 Main judgments in applying the accounting policies

The Company assessed the main accounting policies that involve judgments, except for those that involve estimates, and concluded that none of them have a significant effect.

F- 115

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

6.2 Main sources of uncertainties in the estimates

The areas that require a higher level of judgment and greater complexity, as well as those in which assumptions and estimates are significant for the financial statements are disclosed as follows:

(a)            Allowance for doubtful accounts

The Company establishes allowance for doubtful accounts in an amount that Management considers sufficient to cover expected losses (see Note 10 (c)), based on an analysis of trade receivables, in accordance with the accounting policy stated in Notes 3.2 and 3.4.

The methodology for determining such losses requires significant estimates, considering several factors, among which an evaluation of receipts history, current economic trends, aging of the accounts receivable portfolio and expectation of future losses. Although the Company believes that the assumptions used are reasonable, actual results may be different.

(b)           Intangible assets arising from concession agreements and program contracts

The Company recognizes as intangible assets those arising from concession agreements and estimates the fair value of constructions and other infrastructure works to record the cost of intangible assets, which are recognized upon the construction of the infrastructure, and it is likely that such asset will generate future economic benefits. Most of the service agreements executed with the granting authority is regulated by service agreements in which the Company has the right to receive, at the end of the contract, a payment equivalent to the residual balance of the concession intangible assets, which, in this case, is amortized over the useful life of the respective physical assets.

Intangible assets under Concession Agreements, Service Agreements and Program Contracts, when there is no right to receive the residual balance of the asset at the end of the contract, are amortized on a straight-line basis according to the useful life of the asset or contract period, which occurs first. Additional information on the accounting for intangible assets arising from concession agreements is described in Notes 3.8 and 15.

The recognition of the fair value of the intangible assets arising on concession agreements is subject to assumptions and estimates, and the use of different assumptions may affect the accounting records. Different assumptions and future changes in the useful life of these intangible assets may have significant impacts on the result of the operations.

(c)            Pension Plan Obligations – Pension Plans

The Company sponsors a defined benefit plan and defined contribution plan, as described in Notes 3.18 and 21.

Defined pension plan obligations recognized in the statement of financial position consist of the present value of the defined benefit obligation on the reporting date less the fair value of the plan’s assets. The obligation of such

F- 116

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

benefit is calculated on an annual basis by independent actuaries, using the projected credit unit method. The present value of the defined benefit obligation is determined by discounting estimated future cash outflows, using interest rates compatible with market returns, which are denominated in the currency in which benefits will be paid and with maturity terms close to those of corresponding pension plan obligation.

(d)           Deferred income tax and social contribution

The Company recognizes and settles taxes on income based on the results of operations calculated according to Brazilian Corporation Law, taking into consideration the provisions of the tax laws. Deferred tax assets and liabilities are recorded based on the differences between the accounting balances and the tax bases of the assets and liabilities.

The Company regularly reviews the recoverability of deferred tax assets and recognizes a provision for impairment if it is probable that these assets will not be realized, based on the historic taxable income, on the projection of future taxable income and on the estimated period for reversing the temporary differences. These calculations require the use of estimates and assumptions. The use of different estimates and assumptions could result in a provision for impairment of all or a significant part of the deferred tax asset. Additional information on deferred taxes is described in Notes3.16 and 19.

(e)            Provisions

The provisions for civil, labor, environmental and tax risks are created based on Notes 3.14 and 20. Judgments regarding future events may significantly differ from actual estimates and exceed the amounts provisioned. The provisions are revised and adjusted to take into consideration changes in the circumstances involved.

(f)             Unbilled revenue

The recognition of unbilled revenue correspond to services rendered for which readings have not been made yet. They are recognized based on monthly estimates calculated according to average billing. Additional information on revenue and accounts receivable are described in Notes 3.3 and 10.

F- 117

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

7	Cash and cash equivalents

	December 31, 2020	December 31, 2019

Cash and banks	74,033	176,497
Cash equivalents	322,368	2,076,713
Total	396,401	2,253,210

Cash and cash equivalents include cash, bank deposits and high-liquidity short-term financial investments, mainly represented by repurchase agreements, fund shares (accruing CDI interest rates) and CDBs, whose original maturities or intention of realization are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

As of December 31, 2020, the average yield of cash equivalents corresponded to 95.82% of CDI (98.02% as of December 31, 2019).

8	Financial investments

The Company has financial investments in CDB, with daily liquidity, which it does not intend to use in the next three months, as shown below:

December 31, 2020
Banco BV	253,066
Banco Itaú S/A	354,296
Banco Bradesco S/A	506,136
Banco BTG Pactual S/A	354,299
Banco do Brasil S/A	1,943,349
3,411,146

As of December 31, 2020, the average yield of cash equivalents corresponded to 98.95% of CDI.

F- 118

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

9	Restricted cash

	December 31, 2020	December 31, 2019

Agreement with the São Paulo municipal government (i)	29,599	17,068
Brazilian Federal Savings Bank – escrow deposits (ii)	272	2,245
Other	5,871	6,705
	35,742	26,018

(i)	Refers to the amount deducted from the 7.5% of municipal revenue transferred to the Municipal Fund for Environmental Sanitation and Infrastructure, corresponding to eventual amounts unpaid by direct management bodies, foundations and government agencies, as established in the agreement entered into with São Paulo municipal government; and

(ii)	Refers to savings account for receiving escrow deposits regarding lawsuits with final and unappealable decisions in favor of the Company, which are blocked as per contractual clause.

F- 119

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

10	Trade receivables

(a)       Statement of financial position details

	December 31, 2020	December 31, 2019
Private sector:
General (i) and special customers (ii)	1,663,738	1,505,150
Agreements (iii)	398,367	378,341

	2,062,105	1,883,491
Government entities:
Municipal	473,201	472,666
Federal	3,859	2,805
Agreements (iii)	333,740	277,047

	810,800	752,518
Wholesale customers – Municipal governments: (iv)
Mogi das Cruzes	3,582	3,278
São Caetano do Sul	18,808	9,871

Total wholesale customers – Municipal governments	22,390	13,149

Unbilled supply	713,310	745,884

Subtotal	3,608,605	3,395,042
Allowance for doubtful accounts	(1,157,619)	(1,042,015)

Total	2,450,986	2,353,027

Current	2,204,029	2,137,752
Noncurrent	246,957	215,275

	2,450,986	2,353,027

(i)	General customers - residential and small and mid-sized companies;
(ii)	Special customers – large consumers, commercial industries, condominiums and special billing customers (fixed demand agreements, industrial waste, wells, among others);

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

(iii) Agreements - installment payments of past-due receivables, plus monetary restatement and interest, according to the agreements; and

(iv) Wholesale basis customers - municipal governments. This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing and charging final customers.

Agreement with the municipality of Mauá

On June 16, 2020, the Company entered into a debt payment and receipt Consent Decree with the Municipality of Mauá (“Mauá”) and the Mauá Basic Sanitation (SAMA), aiming to settle SAMA’s existing debt upon the transfer of sanitation services to SABESP for 40 years.

On the same date, the São Paulo State, Mauá and SABESP, entered into an Agreement for the Provision of Water Supply in the Municipality of Mauá, through which the São Paulo State and Mauá ensured SABESP the right to explore the provision of the Services for a 40-year period.

As a result of the signature of the service provision agreement , the amounts owed by Mauá and SAMA, in the historical totals of R$ 725,533 related to accounts receivable for the provision of water supply on a wholesale basis and R$ 85,918 related to the indemnity for assets due to the resumption of water supply and sewage services by the municipality in 1996, were given in exchange for the transfer of water supply services for a 40-year period, the fair value of which being estimated at R$ 280,774. As a result of this transaction, the corresponding intangible asset was recognized against profit (loss) for the year at the fair value of the asset received, since the assets given in the exchange had not been recognized for not meeting the criteria for revenue recognition.

In view of the service transfer, the Company contributed R$ 2,500 against current liabilities to settle administrative costs arising from the end of SAMA’s activities, which was recorded in intangible assets, given that it is a necessary cost for the acquisition of the concession.

The contract provides for a quarterly transfer of four percent (4%) of the amount collected in the municipality by SABESP, less Cofins/Pasep, ARSESP’s Regulatory, Control and Oversight Fee (TRCF) and any charges levied on revenue, to be paid in up to 30 days after the publication of SABEP’s quarterly financial results. These transfers will start with the beginning of operations.

Credits in court, in the form of registered warrants, will be maintained as performance bond of the Consent Decree and will be reduced based on the term of the Contract.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

The measurement of the fair value of the transaction with the municipality of Mauá was classified as level 3 fair value in its initial recognition, using the discounted cash flow technique considering the present value of such net cash flows expected from water supply services for a period of 40 years, taking into consideration the following main assumptions:

•	Average tariff and average volume of water and sewage per unit based on SAMA’s consumption histogram, from January to December 2018;

•	Indirect revenue based on the historical data of the municipalities operated by SABESP in the Metropolitan Region of São Paulo;

•	Average unit cost of the Metropolitan Region of São Paulo with synergy, due to economies of scale and better use of existing structures in SABESP (administrative and operational);

•	Personnel costs – included the payment of employees assigned by SAMA in the first two years;

•	Costs and Investments in the integrated metropolitan supply system prorated based on the volume of water supplied to the municipality;

•	Exclusive investments in the municipality based on the Municipal Sanitation Plan;

•	Additional investments to be made by the municipality and paid by SABESP, accounting for 4% of net revenue as from the first year; and

•	Projected cash flow discount rate – 8.11% p.a. (WACC).

The Company started operating in Mauá in November 2020.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

(b)       The aging of trade receivables is as follows:

	December 31, 2020	December 31, 2019

Current	1,793,104	1,762,606
Past-due:
Up to 30 days	340,760	330,488
From 31 to 60 days	177,103	164,913
From 61 to 90 days	120,488	86,765
From 91 to 120 days	88,323	58,971
From 121 to 180 days	113,060	81,003
From 181 to 360 days	82,365	33,206
Over 360 days	893,402	877,090

Total past-due	1,815,501	1,632,436

Total	3,608,605	3,395,042

The increase in the past-due balance was mainly due to higher default of the private sector.

(c)       Allowance for doubtful accounts

	December 31, 2020	December 31, 2019

Balance at the beginning of the year	1,042,015	1,099,442
Additions	176,776	54,064
Recoveries	(61,172)	(111,491)

Balance at the end of the year	1,157,619	1,042,015

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

Reconciliation of estimated / historical / losses at the result	December 31, 2020	December 31, 2019

Write-offs	(329,512)	(179,929)
(Losses)/reversal with state entities – related parties	290	(5,597)
(Losses) with private sector/government entities	(176,776)	(54,064)
Recoveries	61,172	111,491

Amount recorded as expense (Note 29)	(444,826)	(128,099)

Expenses with estimated losses increased from R$ 128,099 in 2019 to R$ 444,826 in 2020, due to higher default arising from Brazil’s economic instability, worsened by COVID 19.

The Company does not have customers representing 10% or more of its total revenues.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

11	Related-party balances and transactions

(a)       Accounts receivable, interest on capital, revenue and expenses with the São Paulo State

	December 31, 2020	December 31, 2019
Accounts receivable
Current:
Sanitation services (i)	109,078	131,851
Allowance for losses (i)	(39,127)	(39,417)
Reimbursement of additional retirement and pension benefits paid (G0):
- Monthly flow (payments) (ii) and (vi)	22,726	31,584
- GESP Agreement – 2015 (iv)	75,377	68,888

Total current	168,054	192,906

Noncurrent:
Agreement for the installment payment of sanitation services	4,303	10,883
Reimbursement of additional retirement and pension benefits paid (G0):
- GESP Agreement – 2015 (iv)	634,288	647,107

Total noncurrent	638,591	657,990

Total receivables from shareholders	806,645	850,896

Assets:
Sanitation services	74,254	103,317
Reimbursement of additional retirement and pension benefits paid (G0)	732,391	747,579

Total	806,645	850,896

Liabilities:
Interest on capital payable to related parties	116,180	401,963

F- 125

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

	2020	2019

Revenue from sanitation services	501,756	556,574
Payments from related parties	(520,881)	(546,365)

Receipt of reimbursement referring to Law 4,819/1958	(173,874)	(152,112)

(i)               Sanitation services

The Company provides water supply and sewage services to the São Paulo State Government and other companies related to it, in terms and conditions deemed by Management as usual market terms and conditions, except for the settlement of credits, which may be made according to item (iii) of this Note.

As of December 31, 2020, R$ 39,127 was recorded as estimated losses (R$ 39,417 as of December 31, 2019).

(ii)             Reimbursement of additional retirement and pension benefits paid

Refers to amounts of supplementary retirement and pension benefits provided for in State Law 4,819/1958 ("Benefits") paid by the Company to former employees or pensioners, referred to as G0.

Under the Agreement referred on item (iii), the São Paulo State acknowledges being responsible for the charges arising from the Benefits, provided that the payment criteria established by the State Personnel Expenses Department (DDPE) be met, based on legal guidance of the Legal Counsel of the Treasury Department and the State Attorney General Office (PGE).

As explained on item (vi), the São Paulo State’s validation of the amounts due to the Company because of the Benefits found divergences regarding the calculation and eligibility criteria of the Benefits applied by the Company.

See additional information about the Go plan in Note 21 (b) (ii).

As a result of a court decision, SABESP is responsible for the payments.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

(iii)	GESP Agreement

On December 11, 2001, the Company, the São Paulo State (through the State Department of Finance Affairs, currently Treasury and Planning Department) and the Water and Electricity Department (DAEE), with intermediation of the Department of Infrastructure and Environment (former Department of Water Resources, Sanitation and Construction Works), entered into an Instrument of Acknowledgement and Consolidation of Obligations, Payment Commitment and Other Covenants ("GESP Agreement") for the settlement of outstanding debts between the São Paulo State and the Company related to sanitation services and retirement benefits.

In view of the strategic importance of the Taiaçupeba, Jundiaí, Biritiba Mirim, Paraitinga and Ponte Nova reservoirs (Reservoirs), in order to ensure the maintenance of the Alto Tietê water volume, the Company agreed to receive them as partial refund referring to the benefits. The reservoirs would be transferred to the Company, which, in turn would be subrogated to a credit of the same amount with the São Paulo State. However, the São Paulo State Prosecution Office challenges the legal validity of this agreement, and its main arguments are the lack of a bidding process and the lack of a specific legislative authorization to dispose of DAEE's assets. There is an unfavorable decision to SABESP not yet final and unappealable. See additional information in item (iv) below.

On March 22, 2004, the first amendment to the GESP Agreement was signed, settling the amounts due by the São Paulo State for water supply and sewage services provided, adjusted for inflation through February 2004, and formally authorizing the offset of amounts due by the São Paulo State with interest on capital declared by the Company and any other debt owed to the São Paulo State as of December 31, 2003, adjusted for inflation through February 2004, and defining the payment conditions of the remaining obligations of the São Paulo State for the receipt of the water supply and sewage services provided.

On December 28, 2007, the Company and the São Paulo State, through the Treasury Department, signed the second amendment to the terms of the original GESP Agreement, agreeing with the payment in installments of the remaining balance of the First Amendment. In December 2012, the last installment was paid.

On November 17, 2008, the São Paulo State, SABESP and DAEE signed the Third Amendment to the GESP Agreement, through which the São Paulo State recognized a debt payable to SABESP of R$ 915,251, adjusted for inflation until September 2008 by the IPCA-IBGE, corresponding to the Undisputed Amount, calculated by FIPECAFI. SABESP accepted the reservoirs, on a provisional basis, as part of the payment of the Undisputed Amount and offered the São Paulo State a provisional settlement, recognizing a financial credit of R$ 696,283, corresponding to the value of the reservoirs in the Alto Tietê system. The remaining debit balance of R$ 218,967 was fully settled in 2018.

The Company had not recognized in its Financial Statements the amount receivable of R$ 696,283 related to the Reservoirs, as it is not virtually certain that they will be transferred by the São Paulo State. In March 2015, SABESP and the São Paulo State entered into an agreement to pay for the reservoirs, in the amount of R$ 696,283 (more information in item (iv) of this Note).

The third amendment also provides for the regularization of the monthly flow of benefits. While SABESP is responsible for the monthly payments, the São Paulo State shall reimburse the Company based on the criteria identical to those applied in the calculation of the Undisputed Amount. Should there be no preventive court decision, the State will directly assume the monthly payment flow of the portion deemed as undisputed.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

(iv)	GESP Agreement – 2015

On March 18, 2015, the Company, the São Paulo State and DAEE, through the Department of Sanitation and Water Resources, entered into an Agreement in the amount of R$ 1,012,310, R$ 696,283 of which referring to the principal of the Undisputed Amount mentioned in item (iii) and R$ 316,027 to the inflation adjustment of the principal until February 2015.

The Principal will be paid in 180 installments, as follows:

•	The first 24 installments were settled upon the transfer of 2,221,000 preferred shares issued by Companhia de Transmissão de Energia Elétrica Paulista (CTEEP), totaling R$ 87,174, based on the share closing price of March 17, 2015, which were sold on April 20, 2016; and

•	The amount of R$ 609,109 to be paid in 156 monthly installments, was adjusted by the IPCA until the initial payment date, i.e. April 5, 2017. As of this date, the installments are being adjusted by IPCA plus simple interest of 0.5% per month.

Considering that the lawsuit that challenges the possibility of transferring the reservoirs is pending final and unappealable decision, the agreement also provides for the following situations:

•	If the transfer is possible and the Reservoirs are actually transferred to SABESP and registered at the notary’s office, SABESP will reimburse to the São Paulo State the amounts paid in replacement of the Reservoirs (Principal) in 60 monthly installments adjusted by IPCA until the date of payment of each installment; and

•	If the transfer of the Reservoirs is not possible, the São Paulo State will pay to SABESP, in addition to the Principal, the inflation adjustment credit of R$ 316,027 in 60 installments, beginning after the Principal installments are finished. The amount will be adjusted by IPCA to the initial date of the payments and, as of this date, IPCA plus simple interest of 0.5% per month will be levied on the amount of each installment.

As of December 31, 2020, the balance receivable was R$ 75,377 in current assets (R$ 68,888 as of December 31, 2019) and R$ 634,288 in noncurrent assets (R$ 647,107 as of December 31, 2019).

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

(v)	Disputed Amounts

As already mentioned, on November 17, 2008, the Company and the São Paulo State signed the Third Amendment to the GESP Agreement, when the disputed and undisputed amounts were calculated. The amendment established the efforts to calculate the Disputed Amount of the Benefits. According to clause fourth of such instrument, the Disputed Amount consists of the difference between the Undisputed Amount and the amount actually paid by the Company as additional retirement and pension benefits provided for in Law 4,819/1958, for which the State was originally responsible for, but paid by SABESP because of a court decision.

By entering into the Third Amendment, the State Attorney General Office (PGE) agreed to reassess the differences that gave rise to the Disputed Amount of the benefits provided for in Law 4,819/1958. At the time, this expectation was based on the willingness of the PGE to reassess the matter and the implied right of the Company to the reimbursement, including based on opinions from external legal counsel.

However, the recent opinions issued by the PGE and received on September 4 and 22, 2009 and January 4, 2010, denied the reimbursement of the portion previously defined as Disputed Amount.

Even though the negotiations with the State are still in progress, it is not possible to assure that the Company will recover the Disputed Amount in a friendly way.

Continuing the actions that aim to recover the credit that Management understands to be owed by the São Paulo State, related to the divergences in the reimbursement of the additional retirement and pension benefits paid by the Company, SABESP: (i) on March 24, 2010, addressed a message to the Controlling Shareholder by sending a letter resolved by the Executive Board proposing that the matter be discussed at B3’s Arbitration Chamber; (ii) in June 2010, sent to the Treasury Department a proposal of an agreement to settle said pending matters. The proposal was not accepted; (iii) on November 9, 2010, filed a lawsuit against the São Paulo State seeking full reimbursement of the amounts paid as benefits provided for in Law 4,819/1958 to settle the Disputed Amount under discussion between the Company and the São Paulo State. Despite the lawsuit, the Company will insist on reaching an agreement during the course of the lawsuit, as it believes that a reasonable agreement is better for the Company and its shareholders than waiting for the end of the lawsuit.

As of December 31, 2020 and 2019, the disputed amounts between SABESP and the São Paulo State, referring to additional retirement and pension benefits paid (Law 4,819/1958), totaled R$ 1,281,409 and R$ 1,195,217, respectively, for which allowances for doubtful accounts were created for such amounts.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

(vi)	Actuarial liability

The Company recognized an actuarial liability corresponding to additional retirement and pension benefits paid to employees, retired employees and pensioners of the G0 Plan. As of December 31, 2020 and 2019, the amounts corresponding to such actuarial liability were R$ 2,549,541 and R$ 3,046,255, respectively. For detailed information on additional retirement and pension benefits, see Note 21 (b).

(b)       Use of reservoirs – EMAE

Empresa Metropolitana de Águas e Energia S.A. (EMAE) planned to receive for the credit and obtain financial compensation for alleged past and future losses in electricity generation, due to water collection, and compensation for costs already incurred and to be incurred with the operation, maintenance and inspection of the Guarapiranga and Billings reservoirs used by SABESP in its operations.

On October 28, 2016, the Company entered into an agreement based on a Private Transaction Agreement and Other Adjustments aimed to settle the disputes fully and completely and SABESP will continue using the reservoirs.

As of December 31, 2020, the balance of the agreement totaled R$ 17,255 and R$ 73,660 (R$ 16,653 and R$ 87,231 as of December 31, 2019), recorded in Other liabilities, under current and noncurrent liabilities, respectively. R$ 17,813 was paid in 2020.

(c)       Agreements with reduced tariffs with State and Municipal Government Entities that joined the Rational Water Use Program (PURA)

The Company has signed agreements with government entities related to the São Paulo State where it operates that benefit from a reduction of 25% in the tariff of water supply and sewage services when they are not in default. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in water consumption.

(d)       Guarantees

The São Paulo State provides guarantees for some of the Company’s borrowings and financing and does not charge any fee for such guarantees.

(e)       Personnel assignment agreement among entities related to the São Paulo State Government

The Company has personnel assignment agreements with entities related to the São Paulo State Government, whose expenses are fully charged. In 2020, expenses with employees assigned by SABESP to other state entities totaled R$ 2,108 (R$ 4,881 in 2019).

Expenses with employees from other entities assigned to the Company totaled R$ 13 and R$ 139, respectively, in 2019.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

(f) Non-operating assets

As of December 31, 2020 and 2019, the Company had land and lent structures amounted to R$ 3,613.

(g)       SABESPREV

The Company sponsors a private defined benefit pension plan (G1 Plan), which is operated and administered by SABESPREV. The net actuarial liability recognized as of December 31, 2020, amounted to R$ 319,053 (R$ 314,677 as of December 31, 2019), according to Note 21 (b).

(h)       Compensation of Management Key Personnel and Fiscal Council

The compensation of the Executive Officers, members of the Audit Committee and Boards of Directors and Fiscal Councils of the Companies controlled by the São Paulo State complies with the guidelines of the State Capital Defense Council (CODEC) and is defined at the Annual Shareholders’ Meeting, as per article 152 of Brazilian Corporation Law.

CODEC defines that the proposal for global and individual compensation of the statutory bodies for publicly held companies listed in B3’s Novo Mercado segment, controlled by the State, must be prepared by the Board of Directors under the Company’s Bylaws, within the scope of the Institutional Compensation Policy and submitted for approval of the Annual Shareholders’ Meeting.

In addition to the monthly compensation, the members of the Board of Directors, Fiscal Council and Executive Board receive annual reward equivalent to a monthly fee, calculated on a prorated basis in December of each year. The purpose of this reward is to define a compensation similar to the Christmas bonus paid to the Company’s registered employees, given that the relationship of Management with the Company has a statutory nature.

Benefits paid to Executive Officers only - meal vouchers, food vouchers, healthcare, private pension, annual rest (with the characteristic of paid leave of thirty (30) calendar days, with additional payment corresponding to one third of the monthly fees for such rest), and FGTS.

SABESP pays bonuses for purposes of compensation of its Executive Officers, in accordance with the guidelines of the São Paulo State, such as a motivation policy, provided that the Company actually calculates quarterly, semi-annual and annual profits, and distributes mandatory dividends to shareholders, even if in the form of interest on capital. Annual bonuses cannot exceed six times Management’s monthly compensation or 10 % of the interest on capital paid by the Company, prevailing the shortest amount.

Expenses related to the compensation of the members of Management and Fiscal Council totaled R$ 6,426 and R$ 5,344 in 2020 and 2019, respectively.

Additional amounts of R$ 1,439 and R$ 1,348, referring to the executive officers’ bonus program, were paid in 2020 and 2019, respectively.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

(i) Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPEs), not holding the majority interest but with cast vote and power of veto in some issues, with no ability to use such power of veto in a way to affect returns over investments. Therefore, these SPEs are considered for accounting purposes as jointly arrangements.

The Company entered into a loan agreement through credit facility with the SPE Aquapolo Ambiental S/A to finance the operations of this company, until the borrowings and financing requested with financial institutions is granted.

As of December 31, 2020, the balance of principal and interest of this agreement totaled R$ 9,420 and R$ 23,866, recorded under current assets and noncurrent assets, respectively, in “Other assets” (R$ 34,992 in noncurrent assets on December 31, 2019), at CDI + 1.2% p.a. As of January 27, 2020, the Company received R$ 3,000, of which R$ 1,231 for amortization of principal and R$ 1,769 for amortization of interest.

The loan originally matured on April 30, 2015 but was extended to October 30, 2015. On November 25, 2015, a new amendment changed the payment schedule for three annual installments, the first of which maturing on December 30, 2021 and the last on December 30, 2023.

(j)       “Se Liga na Rede” (Connect to the Network Program)

The São Paulo State enacted the State Law 14,687/2012, creating the pro-connection program, destined to financially subsidize the execution of household branches necessary to connect to the sewage collecting networks, in low-income households, which agreed to adhere to the program. The program expenditures, except for indirect costs, construction margin and borrowing costs are financed with 80% of funds deriving from the São Paulo State and the remaining 20% invested by SABESP, which is also liable for the execution of works. Until December 31, 2020, the program total amount was R$ 130,436 (R$ 117,272 as of December 31, 2019); as of December 31, 2020 and 2019, there was no balance receivable from related parties. As of December 31, 2020, R$ 78,262 (R$ 65,099 as of December 31, 2019) was recorded under intangible assets. R$ 52,174 was reimbursed by the São Paulo State (R$ 52,174 as of December 31, 2019) from the beginning of the program until December 31, 2020.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

12	Investments

The Company holds interest in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management issues, however, with no ability to use such power of veto in a way to affect returns over investments, indicating participating shared control (joint venture – CPC 19 (R2)).

The Company holds equity interest valued by the equity accounting:

(a)	Sesamm

On August 15, 2008, Sesamm – Serviços de Saneamento de Mogi Mirim S/A was incorporated for a 30-year term as from the signature date of the concession agreement with the municipality, with the purpose of providing services to complement the implementation of the sewage removal system and the implementation of the operation of the sewage treatment system in the municipality of Mogi Mirim, including the disposal of solid waste.

On October 30, 2019, ECS shares were transferred to GS Inima Brasil. After the acquisition was completed, SABESP continues to hold 36% of the shares and GS Inima now holds 64%.

As of December 31, 2020, Sesamm’s share capital was R$ 19,532, divided into 19,532,409 registered common shares with no par value.

The operations initiated in June 2012.

(b)	Águas de Andradina

As of September 15, 2010, Águas de Andradina S/A was incorporated for an indefinite term, with the purpose of providing water supply and sewage services to the municipality of Andradina.

As of December 31, 2020, the company’s share capital was R$ 17,936, divided into 17,936,174 registered common shares with no par value, of which SABESP holds an interest of 30% and Iguá 70%.

The Company pledges 100% of the interest held in Águas de Andradina as guarantee for the issue of Letters of Guarantee with BNDES.

The operations initiated in October 2010.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

(c)	Águas de Castilho

As of October 29, 2010, Águas de Castilho was incorporated with the purpose of providing water supply and sewage services in the municipality of Castilho.

As of December 31, 2020, the company’s share capital was R$ 2,785, divided into 2,785,227 registered shares with no par value, of which SABESP holds an interest of 30% and Iguá 70%.

The Company pledges 100% of the interest held in Águas de Castilho as guarantee for the issue of Letters of Guarantee with BNDES.

The operations initiated in January 2011.

(d)	Attend Ambiental

As of August 23, 2020, Attend Ambiental S/A was incorporated with the purpose of implementing and operating a pre-treatment station of non-domestic effluents and sludge transportation in the metropolitan region of São Paulo, as well as the development of other related activities and the creation of similar infrastructures in other locations in Brazil and abroad.

As of December 31, 2020, the company’s share capital was R$ 37,677, divided into 37,677,245 registered common shares with no par value, of which SABESP holds an interest of 45% and Estre 55%.

The operations initiated in December 2014.

(e)	Aquapolo Ambiental

As of October 8, 2009, Aquapolo Ambiental was incorporated with the purpose of producing, providing and selling reuse water to Quattor Química S/A; Quattor Petroquímica S/A; Quattor Participações S/A and other companies that are part of the Petrochemical Center of Capuava and the São Paulo ABC region.

As of December 31, 2020, the company’s share capital was R$ 36,412, divided into 42,419,045 registered common shares with no par value, of which SABESP holds an interest of 49%.

The Company pledges 100% of the interest held in Aquapolo Ambiental S/A as guarantee for the borrowing obtained through debenture issue.

The operations initiated in October 2012.

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

(f)	Paulista Geradora de Energia

As of April 13, 2015, the Company acquired shares from Empresa Paulista Geradora de Energia S/A, jointly with Servtec Investimentos e Participações Ltda. (Servtec) and Tecniplan Engenharia e Comércio Ltda. (Tecniplan), whose purpose is the implementation and commercial exploration of hydraulic potentials in Small Hydroelectric Power Plants (SHPPs) located at the Guaraú and Vertedouro Cascata Water Treatment Stations.

As of December 31, 2020, the company’s share capital was R$ 8,679, divided into 8,679,040 registered common shares with no par value, of which SABESP holds an interest of 25%, Servtec 37.5% and Tecniplan 37.5%.

As of December 31, 2020, operations had not initiated yet.

Saneaqua Mairinque

As of June 14, 2010, Saneaqua Mairinque S/A was incorporated for an indefinite term with the purpose of exploring water supply and sewage services of the municipality of Mairinque.

On August 20, 2020, the investee Saneaqua Mairinque held an Extraordinary Shareholders' Meeting that approved a capital increase in the amount of R$ 21,944, through the issue of 17,178,988 shares. SABESP waived its preemptive right in the participation of such capital increase, and the shares then issued because of the capital increase were entirely subscribed by the shareholder BRK Ambiental, resulting in the dilution of SABESP’s interest in the investee. Accordingly, SABESP discontinued the equity accounting method and recorded this financial asset under the fair value on the transaction date, in the amount of R$ 5,734. The amounts corresponding to the equity result were recorded until July 2020.

As of December 31, 2020, the company’s share capital was R$ 26,127, divided into 20,320,227 registered common shares with no par value, of which SABESP holds an interest of 4.6% and BRK 95.4%.

The Company pledges 100% of the interest held in the above-mentioned company as guarantee for the financing obtained by Saneaqua Mairinque.

The operations started in October 2010.

Below is a summary of the investees’ financial statements in which SABESP holds equity interest valued by the equity interest:

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

	Equity		Dividends distributed	Profit (loss) for the year
	December 31, 2020	December 31, 2019	2020	2020	(*)	2019

Sesamm	51,514	45,923	(1,741)	7,332	-	4,418
Águas de Andradina	29,576	30,065	(1,267)	3,403	(2,625)	7,271
Águas de Castilho	8,533	7,242	(322)	1,600	13	1,767
Saneaqua Mairinque¹	4,013	4,783	-	(770)	-	(871)
Attend Ambiental	11,409	7,486	-	3,958	(35)	(18,217)
Aquapolo Ambiental	41,903	37,772	(15,000)	19,131	-	16,283
Paulista Geradora de Energia	6,692	7,144	-	(452)	-	(481)

	Investments		Dividends distributed	Other comprehensive income	Reclassification	Equity result			Interest percentage
	December 31, 2020	December 31, 2019	2020	2020	2020	2020	(*)	2019	December 31, 2020	December 31, 2019

Sesamm	18,546	16,533	(627)	-	-	2,640	-	1,591	36%	36%
Águas de Andradina	8,873	9,020	(380)	-	-	1,020	(787)	2,181	30%	30%
Águas de Castilho	2,560	2,172	(97)	-	-	481	4	529	30%	30%
Saneaqua Mairinque²	-	1,434	-	17	(1,203)	(248)	-	(262)	4.6%	30%
Attend Ambiental	5,134	3,369	-	-	-	1,781	(16)	(8,198)	45%	45%
Aquapolo Ambiental	20,532	18,508	(7,350)	-	-	9,374	-	7,979	49%	49%
Paulista Geradora de Energia	1,673	1,786	-	-	-	(113)	-	(119)	25%	25%
Total	57,318	52,822	(8,454)	17	(1,203)	14,935	(799)	3,701
Other investments	6,099	365
Overall total	63,417	53,187

F- 136

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

(*) Refer to changes in the equity of investees, as their financial statements for the year ended December 31, 2019 were issued after disclosure of SABESP’s financial statements.

(¹) Data presented related to 2020 refer to July 31, 2020.

(²) On August 20, 2020, the investee Saneaqua Mairinque held an Extraordinary Shareholders' Meeting that approved a capital increase in the amount of R$ 21,944, through the issue of 17,178,988 shares. SABESP waived its preemptive right in the participation of such capital increase, and the shares then issued because of the capital increase were entirely subscribed by the shareholder BRK Ambiental, resulting in the dilution of SABESP’s interest in the investee. Accordingly, SABESP discontinued the equity accounting method and recorded this financial asset under the fair value on the transaction date, in the amount of R$ 5,734 recorded under “Other investments”. The amounts corresponding to the equity result were recorded until July 2020.

13	Investment properties

	December 31, 2019	Transfer	Depreciation	December 31, 2020

Investment properties	47,562	(1,240)	(48)	46,274

	December 31, 2018	Transfer	Depreciation	December 31, 2019

Investment properties	47,620	(9)	(49)	47,562

As of December 31, 2020 and 2019, the market values of these properties were approximately R$ 383,000 and R$ 386,000, respectively.

14	Contract asset

Contract Asset (works in progress) is the right to consideration in exchange for goods or services transferred to customers. As established by CPC 47 – Revenue from Contracts with Customers, assets conditioned to the concession under construction, recorded under the scope of ICPC 01 (R1) – Concession Agreements, must be classified as Contract Asset during the construction period and transferred to Intangible Assets only after the conclusion of the works.

F- 137

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

A contract asset is initially designated at fair value and includes borrowing costs capitalized during the period when the asset is under construction, based on the weighted average rate of borrowings in effect on the capitalization date. For further information on the capitalization of interest and construction margin, recorded during the construction period, see Note 15.

	December 31, 2019	Additions (i)	Transfers	Transfers of works to intangible assets (ii)	December 31, 2020 (iii)

Total contract asset	7,617,714	3,984,158	55,706	(3,688,414)	7,969,164

	December 31, 2018	Additions	Write-offs	Transfers	Transfers of works to intangible assets	December 31, 2019

Total contract asset	7,407,948	3,532,283	(4,910)	10,710	(3,328,317)	7,617,714

(i)	The largest additions of the period are located in the municipalities of São Paulo, Praia Grande and São Bernardo do Campo, in the amounts of R$ 1,676 million, R$ 284 million and R$ 228 million, respectively.
(ii)	The largest transfers of the period are located in the municipalities of São Paulo, Guarulhos, Cotia and Praia Grande, in the amounts of R$ 1,414 million, R$ 173 million and R$ 117 million, respectively.
(iii)	The largest works are located in the municipalities of São Paulo, Praia Grande and São Bernardo do Campo, in the amounts of R$ 3,727 million, R$ 527 million and R$ 496 million, respectively.

As of December 31, 2020, the contract asset included R$ 276,893, recorded as lease (R$ 276,893 as of December 31, 2019). Leases are part of construction costs; however, constructions are still in progress.

F- 138

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

15	Intangible assets

(a)       Statement of financial position details

	December 31, 2020			December 31, 2019
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible right arising from:
Concession agreements – equity value	671,904	(188,129)	483,775	2,066,459	(571,606)	1,494,853
Concession agreements – economic value	1,446,261	(711,596)	734,665	1,334,531	(621,679)	712,852
Program contracts	23,160,119	(6,799,812)	16,360,307	19,413,768	(5,594,068)	13,819,700
Program contracts – commitments	1,709,757	338,834	1,370,923	1,651,434	286,559	1,364,875
Service contracts – São Paulo	20,579,676	(5,707,072)	14,872,604	19,217,091	(4,826,328)	14,390,763
Software license of use	978,085	(437,460)	540,625	829,739	(358,033)	471,706
Right of use – Other assets	141,782	(99,106)	42,676	113,233	(42,535)	70,698
Total	48,687,584	(14,282,009)	34,405,575	44,626,255	(12,300,808)	32,325,447

(b)       Changes

	December 31, 2019	Additions	Contract renewal	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	December 31, 2020
Intangible right arising from:
Concession agreements - equity value (*)	1,494,853	1	(1,031,830)	47,154	1,440	(858)	(26,985)	483,775
Concession agreements – economic value	712,852	-	-	113,320	(1,403)	(42)	(90,062)	734,665
Program contracts (*)	13,819,700	303,472	1,031,830	2,075,268	(51,570)	(5,423)	(812,970)	16,360,307
Program contracts – commitments	1,364,875	58,323	-	-	-	-	(52,275)	1,370,923
Service contracts – São Paulo	14,390,763	20,940	-	1,382,656	(23,645)	(9,990)	(888,120)	14,872,604
Software license of use	471,706	-	-	70,016	78,169	-	(79,266)	540,625
Right of use – Other assets	70,698	28,549	-	-	-	-	(56,571)	42,676
Total	32,325,447	411,285	-	3,688,414	2,991	(16,313)	(2,006,249)	34,405,575

(*) As of December 31, 2020, Concession agreements – equity value and Program contracts included leases in the amounts of R$ 76,454 and R$ 193,107, respectively.

F- 139

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

	December 31, 2018	First-time adoption IFRS 16	Additions	Contract renewal	Transfer to indemnities receivable	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	December 31, 2019
Intangible right arising from:
Concession agreements – equity value (*)	4,073,344	-	2	(2,690,660)	(4,345)	131,809	76,804	(8,311)	(83,790)	1,494,853
Concession agreements – economic value	1,232,009	-	2,034	(532,173)	-	89,041	1,956	(569)	(79,446)	712,852
Program contracts (*)	8,777,929	-	1,338,443	3,223,773	-	970,534	137,283	(10,312)	(617,950)	13,819,700
Program contracts – commitments	1,079,551	-	331,328	-	-	-	-	-	(46,004)	1,364,875
Service contracts – São Paulo	13,391,452	-	3,867	(940)	-	2,054,940	(228,583)	(20,739)	(809,234)	14,390,763
Software license of use	458,175	-	-	-	-	81,993	(991)	-	(67,471)	471,706
Right of use – Other assets	-	64,955	48,278	-	-	-	-	-	(42,535)	70,698
Total	29,012,460	64,955	1,723,952	-	(4,345)	3,328,317	(13,531)	(39,931)	(1,746,430)	32,325,447

(*) As of December 31, 2019, Concession agreements – equity value and Program contracts included leases in the amounts of R$ 87,266 and R$ 205,558, respectively.

In 2020, the Company renewed program contracts with the municipalities of Bragança Paulista, Cubatão, Ilhabela, Jandira, Joanópolis, Lupércio, Meridiano, Paulínia, Pinhalzinho, Piracaia, Pirapora do Bom Jesus, Santana de Parnaíba, Ubatuba, Vargem Grande Paulista and Pedrinhas Paulista, all of them for 30 years.

The Company signed contracts with the municipalities of Tapiratiba and Tejupá in October 2019 and March 2020, and started operations in April and September 2020, for 30 and 40 years, respectively.

In addition to the municipalities above, SABESP signed contract with the municipality of Mauá in June 2020, for 40 years, and started operations in November 2020.

As of June 30, 2020, a contract was signed for the provision of treatment services and final disposal of solid waste and collection of garbage tax in the Municipality of Diadema for 40 years. Garbage collection fees started to be charged on water and sewage consumption bills as of January 1, 2021. In order to reach the best operationalization format, treatment services and final disposal of solid waste are in the study phase and, based on contractual provision, are subject to a partnership between SABESP and a private party, which will occur by means of a public call.

(c)       Intangible arising from concession agreements

The Company operates concession agreements for water supply and sewage services mostly based on agreements that define rights and obligations regarding the exploration of assets related to the provision of public services (See Note 3.8 (a)). The agreements provide for the return of the assets to the concession grantor at the end of the concession period.

As of December 31, 2020, the Company operated in 375 municipalities in the São Paulo State (372 as of December 31, 2019). Most of these agreements are valid for 30 years, except for contracts entered into with the municipalities of Guarulhos, Mauá, Mogi das Cruzes, Santo André, São Bernardo do Campo, São João da Boa Vista and Tejupá, which have a 40-year term.

F- 140

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

The provision of services is remunerated in the form of tariffs, regulated by the São Paulo State Sanitation and Energy Regulatory Agency (ARSESP).

Intangible rights arising from concession agreements include:

(i) Concession agreements – equity value

Refer to municipalities assumed until 2006, except for the municipalities assumed by the economic value through an asset valuation report prepared by independent experts. The amortization of the assets is calculated on a straight-line basis, which considers the assets’ useful life.

(ii)	Concession agreements – economic value

From 1999 to 2006, negotiations related to new concessions were conducted based on the economic and financial result of the transaction, defined in a valuation report issued by independent experts.

The amount defined in the respective contract, after the transaction is closed with the municipality, realized upon subscription of the Company's shares or in cash, is recorded in this line and amortized over the period of the respective concession (usually 30 years). As of December 31, 2020 and 2019 there were no pending amounts related to these payments to the municipalities.

Intangible assets are amortized on a straight-line basis over the term of the contracts or the useful life of the underlying assets, whichever is shorter.

(iii) Program contracts

Refer to the renewal of contracts previously referred to as concession agreements, whose purpose is to provide sanitation services. The amortization of the assets acquired up to the signature dates of program contracts is calculated on a straight-line basis, which considers the assets’ useful life. Assets acquired or built after the signature dates of program contracts are amortized over the contracted period (most of which for 30 years) or during the useful life of the underlying assets, whichever is shorter.

F- 141

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

(iv) Program contracts – Commitments

After the enactment of the regulatory framework in 2007, renewals of concessions started to be made through of program contracts. In some of these program contracts, the Company undertook to financially participate in social and environmental initiatives. The assets built and the financial commitments assumed in the program contracts are recorded as intangible assets and amortized on a straight-line basis in accordance with the term of the program contract (mostly, 30 years).

As of December 31, 2020 and 2019, amounts not yet disbursed were recorded in “Program contract commitments”, in current liabilities, in the amounts of R$ 162,541 and R$ 273,932, respectively, and in noncurrent liabilities in the amounts of R$ 68,939 and R$ 103,321, respectively. A rate of 8.11% p.a. (WACC) was used to calculate the present value adjustment of the contracts executed in 2020.

(v) Service contracts – Municipality of São Paulo

On June 23, 2010, the Company entered into an agreement with the São Paulo State and the Municipality of São Paulo to provide water supply and sewage services in the municipality of São Paulo for a 30-year period, extendable for another 30-year period.

Also on June 23, 2010, the State and the Municipality signed an Agreement, with SABESP as intervening party and the São Paulo State Sanitation and Energy Regulatory Agency (“ARSESP”) as consenting party, whose main aspects are:

1. The State and the Municipality grant SABESP the right to explore sanitation services in the capital of the São Paulo State, which includes the obligation to provide such services and the right to charge the respective tariff for this service;

2. The state and the Municipality define ARSESP as the agency responsible for regulating (including the tariff), controlling and monitoring the services;

3. The evaluation model used was the discounted cash flow, which considered the financial and economic sustainability of SABESP’s operations in the metropolitan region of São Paulo;

4. All operating costs, taxes, investments and the opportunity cost of SABESP’s investors and creditors were considered in the cash flow analysis;

5. The agreement provides for investments corresponding to 13% of gross revenue from services provided in the Municipality of São Paulo, net of Cofins and Pasep taxes. Investment plans referring to SABESP’s execution shall be compatible with the activities and programs provided for in the State and Municipal sanitation plans, as well as in the Metropolitan sanitation plan, where applicable. The Investment Plan will be revised by the Managing Committee every four years, especially regarding investments to be made in the subsequent period.

F- 142

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

6. The amount transferred to the Municipal Fund for Environmental Sanitation and Infrastructure to be invested in sanitation services in the municipality must be recovered through tariff charges, as agreed upon in the contract. This amount accounts for 7.5% of the total revenue from services provided in the Municipality of São Paulo, net of Cofins and Pasep, and delinquency in the period, recognized in profit or loss as operating cost.

7. The opportunity cost of SABESP’s creditors and investors was based on the Weighted Average Cost of Capital (WACC) methodology. This cost was used as discount rate of the cash flow; and

8. The agreement provides for the remuneration of net assets in operation, preferably calculated through equity valuation or carrying amount adjusted for inflation, as defined by ARSESP. In addition, it provides for the remuneration of investments to be made by SABESP, so that there is no residual value at the end of the Agreement.

Regarding the recovery of the amount transferred to the Municipal Fund for Environmental Sanitation and Infrastructure through tariff charges, mentioned in item 6 above, in April 2013, ARSESP issued Resolution 413, postponing the application of Resolution 407 and suspending, until the conclusion of the tariff review process, the transfer of services corresponding to municipal charges to consumers, as established in Resolution 407. The postponement of Resolution 407 was due to a request by the São Paulo State to analyze, among other things, methods to reduce the impact on consumers.

On April 18, 2014, ARSESP published Resolution 484 with the final result of SABESP’s Tariff Revision. However, both the São Paulo Municipal Government, through Official Letter 1,309/2014-SGM/GAB, and the São Paulo State, through a petition filed by the São Paulo State Office, by means of Official Letter ATG/Official Letter 092/2014-CC, requested a postponement of the effects of ARSESP Resolution 413, published in the São Paulo State Official Gazette on March 20, 2013, until the conclusion of the revision of the Agreement entered into between the São Paulo Municipal Government, the São Paulo State and SABESP.

By means of Resolution 488 of May 7, 2014, ARSESP maintained the suspension of the effectiveness of ARSESP Resolution 407, published on March 22, 2013, until the results obtained in the revision of the Agreement entered into between the São Paulo Municipal Government, the São Paulo State and SABESP, thus postponing the authorization to transfer to consumers the amounts related to the legally established municipal fees that, by force of the Program Agreements and the Water Supply and Sewage Services Agreements, should be included in the Tariff Revision.

The agreement entered into with the Municipality of São Paulo accounts for 44.58% of the Company’s sanitation revenue as of December 31, 2020 (44.48% as of December 31, 2019), and ensures legal and property security to SABESP.

The Municipality of São Paulo and the Company did not conclude an agreement to settle the pending financial issues existing until the execution of the Agreement, related to the rendering of water supply and sewage services to the properties of the Municipality, and for that reason, the Company filed a suit to collect these accounts, which are recorded under allowance for doubtful accounts.

F- 143

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

(d)       Capitalization of interest and other finance charges

In 2020, the Company capitalized interest and inflation adjustment, including related foreign currency exchange effects in concession intangible assets, totaling R$ 238,330 (R$ 233,251 in 2019) during the construction period.

(e)       Construction margin

The Company is primarily responsible for the construction and installation of the concession infrastructure, either by using its own employees or contracting third parties, and is significantly exposed to its risks and benefits. Accordingly, the Company recognizes revenue from construction services corresponding to construction costs increased by gross margin.

Generally, constructions related to the concessions are performed by third parties. In such case, the margin is lower to cover administration costs and the assumption of responsibility for primary risks is lower. In 2020 and 2019, the margin was 2.3%.

The construction margin in 2020 and 2019 R$ 86,477 and R$ 65,172, respectively.

(f) Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate third-parties' properties, whose owners will be compensated either amicably or through courts.

Expropriation costs are recorded as concession intangible assets after the transaction is concluded. In 2020, expropriations totaled R$ 33,136 (R$ 34,681 in 2019).

(g)       Public-Private Partnership - PPP

SABESP carries out operations related to the PPPs mentioned below. These operations and their respective obligations and guarantees are supported by agreements executed according to Law 11,079/2004.

Alto Tietê Production System

In June 2008, SABESP and the special purpose entity CAB-Sistema Produtor Alto Tietê S/A (currently SPAT Saneamento S/A), formed by Galvão Engenharia S.A. and Companhia Águas do Brasil – Cab Ambiental, signed the contract of the Public-Private Partnership of the Alto Tietê production system.

The service contract is valid for 15 years and has the purpose of expanding the capacity of the Taiaçupeba Water Treatment Station, from 10 thousand to 15 thousand of liters per second. The operation started in October 2011.

As of December 31, 2020 and 2019, the carrying amounts related to this PPP recorded in intangible assets were R$ 287,645 and R$ 348,586, respectively. In 2020 and 2019, a discount rate of 8.20% p.a. was used to calculate the present value adjustment of this contract.

F- 144

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

SABESP monthly transfers funds from tariffs collected for services provided to the SPE CAB Sistema Produtor Alto Tietê S/A, in the amount of R$ 12,064, corresponding to monthly remuneration. This amount is annually adjusted by the IPC – FIPE and is monthly recorded in a restricted account, as established in the contracts. If SABESP complies with its monthly obligations with the SPE, the funds from the restricted account will be released.

The guarantee has been effective since the beginning of the operation and will be valid until the end, termination, intervention, annulment or caducity of the Administrative Concession, or other events of extinction provided for in the Concession Agreement or in the legislation applicable to administrative concessions, including in the event of bankruptcy or dissolution of the SPE.

São Lourenço Production System

In August 2013, the Company and the special purpose entity Sistema Produtor São Lourenço S/A, formed by Construções e Comércio Camargo Corrêa S/A and Construtora Andrade Gutierrez S/A, signed the Public-Private Partnership contracts of the São Lourenço Production System.

In May 2018, the control of SPE Sistema Produtor São Lourenço S/A was transferred to CGGC Construtora do Brasil Ltda, previously formed by Construções e Comércio Camargo Corrêa S/A and Construtora Andrade Gutierrez S/A.

The objective of the contract is: (i) the construction of a water production system, mainly consisting of a water pipeline connecting Ibiúna to Barueri, a water collection station in Ibiúna, a water treatment station in Vargem Grande Paulista and water reservoirs; and (ii) the provision of services for 25 years, for operation of the system to dewater, dry and provide final disposal of sludge, maintenance and works of the São Lourenço Production System project.

The works started in April 2014 and the São Lourenço Production System (SPSL) PPP started operating on July 10, 2018.

Since the beginning of operations, the Company monthly transfers funds from tariffs collected for services provided to the SPE Sistema Produtor São Lourenço S/A, in the amount of R$ 34,380, corresponding to monthly remuneration plus any interests and charges. This amount is annually adjusted by the IPC – FIPE and is monthly recorded in a restricted account, as established in the contracts. If the Company complies with its monthly obligations with the SPE, the funds from the restricted account will be released.

F- 145

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

The guarantee will become effective as of the beginning of the system’s appropriate operation, with the due acceptance by SABESP, and will be valid until the occurrence of any of the following events, whichever occurs first: (i) original payment date of the last installment of interest/amortization of the main financing that the SPE may contract for performance of the works; (ii) end, termination, intervention, annulment or caducity of the Administrative Concession, or other events of extinction provided for in the Concession Agreement or in the legislation applicable to administrative concessions, including in the event of bankruptcy or dissolution of the SPE..

As of December 31, 2020 and 2019, the carrying amounts related to this PPP recorded in intangible assets were R$ 3,065,445 and R$ 3,235,008, respectively. Intangible assets were accounted for based on the physical evolution of the works, with a corresponding entry in the Public-Private Partnership (PPP) line, in liabilities. In 2020, a discount rate of 7.80% p.a. was used to calculate the present value adjustment of this contract.

The obligations assumed by the Company as of December 31, 2020, and 2019, are shown in the table below:

	December 31, 2020			December 31, 2019
	Current liabilities	Noncurrent liabilities	Total liabilities	Current liabilities	Noncurrent liabilities	Total liabilities

Alto Tietê	59,429	149,726	209,155	44,003	208,217	252,220
São Lourenço	70,778	2,895,340	2,966,118	66,288	2,975,472	3,041,760
Total	130,207	3,045,066	3,175,273	110,291	3,183,689	3,293,980

(h)       Amortization of Intangible Assets

The average amortization rate totaled 4.7% and 4.2% as of December 31, 2020 and 2019, respectively.

(i) Software license of use

The software license of use is capitalized based on the costs incurred to acquire software and ensure that they are ready for use. As of April 10, 2017, the Integrated Business Management System (Enterprise Resource Planning – SAP ERP) was implemented. This system includes the administrative/financial module. The implementation of the commercial module is in progress.

The implementation of the commercial module Net@Suíte system began in August 2019 and is being carried out in different phases. As of December 31, 2020, it had already been implemented in 17 municipalities. The implementation is expected to be concluded in December 2021.

F- 146

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

(j) Right of use

The statement of financial position account Right of Use, created by the Company on January 1, 2019, reflects the amendment introduced by IFRS 16 / CPC 06 (R2), which requires lessees to record the right-of-use asset and the lease liability, which may not be applied to short-term leases and assets of low-value. For these cases, from January to December 2020, SABESP maintained the amounts of R$ 3,157, R$ 8,736 and R$ 1,950 in its results, allocated to operating costs, selling expenses and administrative expenses, respectively.

Nature	December 31, 2020	December 31, 2019

Leases - Contract asset	276,893	276,893

Leases - Concession and Program Contract
Cost	405,426	405,426
Accumulated amortization	(135,865)	(112,602)
(=) Net	269,561	292,824

Other assets
Vehicles	115,208	91,709
Properties	15,508	13,309
Equipment	4,541	3,801
Other assets	6,525	4,414
Accumulated amortization	(99,106)	(42,535)
(=) Net	42,676	70,698

Right of use	589,130	640,415

Lease liability corresponds to total future fixed lease payments, adjusted to present value, considering an incremental rate on borrowings. For further information, see Note 17.

F- 147

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

The table below shows the impact on the Company’s result:

Impact on the result
	December 31, 2020	December 31, 2019

Right of use amortization	(79,834)	(42,535)
Financial result – interest expense and inflation adjustment	(62,956)	(6,967)
Expenses of short-term leases with low value	(13,845)	(51,855)
Reduction of profit for the year	(156,635)	(101,357)

(k)       Performance Agreements

SABESP has performance agreements for the construction of assets, in which the contractor is paid for the delivery of results, not only for the execution of the construction works.

The performance agreements have basically three phases: (i) implementation of the scope - construction of the asset; (ii) calculation of the performance of the asset built; and (iii) payment of fixed installments.

SABESP monitors the performance of the agreement and recognizes the assets when future economic benefits are generated for the Company so that costs can be reliably measured. The performance value is part of the asset’s cost, as it has better performance and, consequently, generates additional future economic benefits for the Company.

The limit to be paid to the supplier corresponds to 120% of the base value of the agreement. In most agreements, when the minimum performance percentage is not reached, the amount to be paid to the supplier will be the cost of the materials used in the construction of the assets only.

As of December 31, 2020 and 2019, the accounting balances of these agreements recorded in contract asset were R$ 306,738 and R$ 51,650, and in intangible assets they totaled R$ 265,940 and R$ 127,410, respectively.

F- 148

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

16	Property, plant and equipment

(a)       Statement of financial position details

	December 31, 2020				December 31, 2019
	Cost	Accumulated depreciation	Net	Depreciation average rate	Cost	Accumulated depreciation	Net	Depreciation average rate
Land	94,213	-	94,213	-	92,962	-	92,962	-
Buildings	86,860	(41,513)	45,347	2.1%	82,143	(40,438)	41,705	2.1%
Equipment	372,103	(271,087)	101,016	14.8%	402,850	(250,577)	152,273	16.3%
Transportation equipment	10,319	(7,350)	2,969	9.9%	8,946	(6,962)	1,984	9.9%
Furniture and fixtures	31,232	(13,813)	17,419	6.7%	31,365	(13,146)	18,219	6.7%
Other	7,618	(331)	7,287	4.9%	7,559	(309)	7,250	5.0%
Total	602,345	(334,094)	268,251	11.2%	625,825	(311,432)	314,393	12.5%

(b)       Changes

	December 31, 2019	Additions	Transfers	Write-offs and disposals	Depreciation	December 31, 2020
Land	92,962	-	1,251	-	-	94,213
Buildings	41,705	5,430	(713)	-	(1,075)	45,347
Equipment	152,273	26,055	(49,188)	(174)	(27,950)	101,016
Transportation equipment	1,984	298	1,351	-	(664)	2,969
Furniture and fixtures	18,219	4,087	(3,712)	(103)	(1,072)	17,419
Other	7,250	6,537	(6,446)	-	(54)	7,287
Total	314,393	42,407	(57,457)	(277)	(30,815)	268,251

F- 149

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

	December 31, 2018	Additions	Transfers	Write-offs and disposals	Depreciation	December 31, 2019
Land	92,979	-	(17)	-	-	92,962
Buildings	40,125	3,497	15	-	(1,932)	41,705
Equipment	116,086	63,216	3,149	(429)	(29,749)	152,273
Transportation equipment	3,473	308	(1,117)	(2)	(678)	1,984
Furniture and fixtures	13,578	5,266	734	(162)	(1,197)	18,219
Other	1,371	5,872	66	-	(59)	7,250
Total	267,612	78,159	2,830	(593)	(33,615)	314,393

F- 150

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

17	Borrowings and financing

Borrowings and financing outstanding balance	December 31, 2020			December 31, 2019
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Local currency
10th issue debentures	-	-	-	41,021	-	41,021
12nd issue debentures	45,450	158,425	203,875	45,450	203,829	249,279
14th issue debentures	51,873	24,205	76,078	41,940	63,012	104,952
17th issue debentures	91,850	183,335	275,185	289,211	263,226	552,437
18th issue debentures	45,918	135,105	181,023	34,239	133,679	167,918
21st issue debentures	175,000	174,769	349,769	150,000	349,660	499,660
22nd issue debentures	99,969	678,149	778,118	-	765,689	765,689
23rd issue debentures	-	864,678	864,678	-	864,603	864,603
24th issue debentures	-	414,994	414,994	-	395,855	395,855
25th issue debentures	1,442,610	-	1,442,610	-	-	-
26th issue debentures	-	1,047,767	1,047,767	-	-	-
27th issue debentures	-	997,000	997,000	-	-	-
Brazilian Federal Savings Bank	90,382	1,324,459	1,414,841	83,519	1,341,660	1,425,179
Brazilian Development Bank - BNDES PAC	13,185	20,247	33,432	11,184	27,854	39,038
Brazilian Development Bank - BNDES PAC II 9751	7,159	37,447	44,606	6,990	40,685	47,675
Brazilian Development Bank - BNDES PAC II 9752	4,851	25,470	30,321	3,913	24,457	28,370
Brazilian Development Bank - BNDES ONDA LIMPA	26,751	86,809	113,560	23,704	100,582	124,286
Brazilian Development Bank – BNDES TIETÊ III	86,823	542,519	629,342	52,874	383,191	436,065
Brazilian Development Bank - BNDES 2015	33,558	454,126	487,684	31,712	460,646	492,358
Brazilian Development Bank - BNDES 2014	5,143	23,017	28,160	4,659	25,411	30,070
Inter-American Development Bank – IDB 2202	181,349	2,524,798	2,706,147	-	-	-
Inter-American Development Bank – IDB INVEST	44,815	898,060	942,875	-	-	-
Leases (Concession Agreements, Program Contracts and Contract Assets)	28,847	399,896	428,743	27,314	432,357	459,671
Leases (others)	36,576	9,300	45,876	51,088	23,365	74,453
Other	3,778	11,382	15,160	1,665	8,207	9,872
Interest and charges	158,918	-	158,918	77,460	-	77,460
Total in local currency	2,674,805	11,035,957	13,710,762	977,943	5,907,968	6,885,911

F- 151

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

Borrowings and financing outstanding balance	December 31, 2020			December 31, 2019
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Foreign currency
Inter-American Development Bank - IDB 1212 – US$ 51,390 thousand (US$ 61,668 thousand in December 2019)	53,412	213,649	267,061	41,428	207,140	248,568
Inter-American Development Bank – IDB 2202 – (US$ 510,573 thousand in December 2019)	-	-	-	128,623	1,914,298	2,042,921
Inter-American Development Bank - IDB 4623 – US$ 10,220 thousand	-	46,474	46,474	-	-	-
International Bank for Reconstruction and Development (IBRD) – US$ 82,792 thousand (US$ 88,871 thousand in December 2019)	31,594	393,949	425,543	24,505	330,898	355,403
Eurobonds – (US$ 350,000 thousand in December 2019)	-	-	-	1,409,921	-	1,409,921
JICA 15 – ¥ 10,371,870 thousand (¥ 11,524,300 thousand in December 2019)	58,117	464,936	523,053	42,813	385,315	428,128
JICA 18 – ¥ 9,325,440 thousand (¥ 10,361,600 thousand in December 2019)	52,253	417,846	470,099	38,493	346,237	384,730
JICA 17 – ¥ 3,349,203 thousand (¥ 2,830,420 thousand in December 2019)	11,260	156,738	167,998	12,466	91,845	104,311
JICA 19 – ¥ 29,923,047 thousand (¥ 31,736,565 thousand in December 2019)	91,456	1,415,683	1,507,139	67,372	1,109,644	1,177,016
IDB 1983AB – US$ 23,077 thousand (US$ 40,769 thousand in December 2019)	39,975	78,943	118,918	71,312	91,521	162,833
Interest and charges	21,577	-	21,577	44,967	-	44,967
Total in foreign currency	359,644	3,188,218	3,547,862	1,881,900	4,476,898	6,358,798

Total borrowings and financing	3,034,449	14,224,175	17,258,624	2,859,843	10,384,866	13,244,709

Exchange rate as of December 31, 2020: US$ 5.1967; ¥ 0.05043 (as of December 31, 2019: US$ 4.0307; ¥ 0.03715).

As of December 31, 2020, the Company did not have balances of borrowings and financing raised during the year, maturing within 12 months.

F- 152

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

Local currency	Guarantees	Maturity	Annual interest rate	Inflation adjustment

10th issue debentures	Own funds	2020	TJLP + 1.92% (series 1 and 3) and 9.53% (series 2)	IPCA (series 2)
12nd issue debentures	Own funds	2025	TR + 9.5%
14th issue debentures	Own funds	2022	TJLP + 1.92% (series 1 and 3) and 9.19% (series 2)	IPCA (series 2)
17th issue debentures	Own funds	2023	CDI + 0.75% (series 1) and 4.5% (series 2) and 4.75% (series 3)	IPCA (series 2 and 3)
18th issue debentures	Own funds	2024	TJLP + 1.92% (series 1 and 3) and 8.25% (series 2)	IPCA (series 2)
21st issue debentures	Own funds	2022	CDI + 0.60% (series 1) and CDI+ 0.90% (series 2)
22nd issue debentures	Own funds	2025	CDI + 0.58% (series 1) and CDI+ 0.90% (series 2)	and 6.0% (series 3
23rd issue debentures	Own funds	2027	CDI + 0.49% (series 1) and CDI+ 0.63% (series 2)
24th issue debentures	Own funds	2029	Own funds	IPCA (series 1 and 2)
25th issue debentures	Own funds	2021	CDI + 3.30%
26th issue debentures	Own funds	2030	4.65 (series 1) and 4.95% (series 2)	IPCA (series 1 and 2)
27th issue debentures	Own funds	2027	CDI + 1.60% (series 1) and CDI+ 1.80% (series 2) and 2.25% (series 3)
Brazilian Federal Savings Bank	Own funds	2021/2042	5% to 9.5%	5% to 9.5%
Brazilian Development Bank - BNDES PAC	Own funds	2023	TJLP + 1.82%
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	TJLP + 1.92%
Brazilian Development Bank – BNDES TIETÊ III	Own funds	2028	TJLP + 1.66%
Brazilian Development Bank - BNDES 2015	Own funds	2035	TJLP + 2.18%
Brazilian Development Bank - BNDES 2014	Own funds	2026	TJLP + 1.76%
Inter-American Development Bank – IDB 2202	Government	2035	CDI + 0.86%
Inter-American Development Bank – IDB INVEST	Own funds	2034	CDI+ 1.90% and CDI 2.70%
Leases (Concession Agreements, Program Contracts and Contract Asset)		2035	7.73% to 10.12%	IPC
Leases (others)		2023	4.24% to 9.29%
Other	Own funds	2025	3% (FEHIDRO) TJLP + 1.5% (FINEP)

F- 153

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

Foreign currency	Guarantees	Maturity	Annual interest rate	Exchange variation

Inter-American Development Bank – IDB 1212 – US$ 51,390 thousand	Government	2025	3.31% (*)	US$
Inter-American Development Bank – IDB 4623 – US$ 10,220 thousand	Government	2044	1.12% (*)	US$
International Bank for Reconstruction and Development - BIRDs 7662 and 8906 – US$ 82,792 thousand	Government	2034	2.85% (*)	US$
JICA 15 – ¥ 10,371,870 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 18 – ¥ 9,325,440 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 17 – ¥ 3,349,203 thousand	Government	2035	1.2% and 0.01%	Yen
JICA 19 – ¥ 29,923,047 thousand	Government	2037	1.7% and 0.01%	Yen
IDB 1983AB – US$ 23,077 thousand	-	2023	2.08% to 2.38% (*)	US$

(*) Rates comprising LIBOR + contractually defined spread.

F- 154

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

(i) Payment schedule – book value as of December 31, 2020

	2021	2022	2023	2024	2025	2026	2027 to 2044	TOTAL
LOCAL CURRENCY
Debentures	1,952,670	582,192	681,272	918,988	485,012	378,849	1,632,114	6,631,097
Brazilian Federal Savings Bank	90,382	95,391	88,779	87,749	93,243	99,082	860,215	1,414,841
BNDES	177,470	177,472	171,350	164,288	144,093	134,841	397,591	1,367,105
IDB 2202	181,349	181,349	181,349	181,349	181,349	181,349	1,618,053	2,706,147
BID INVEST	44,815	89,630	89,630	89,630	89,630	89,630	449,910	942,875
Leases (Concession Agreements, Program Contracts and Contract Assets)	28,847	32,663	35,004	38,017	41,387	36,536	216,289	428,743
Leases (others)	36,576	8,892	408	-	-	-	-	45,876
Other	3,778	4,038	3,977	1,757	1,610	-	-	15,160
Interest and charges	158,918	-	-	-	-	-	-	158,918
TOTAL IN LOCAL CURRENCY	2,674,805	1,171,627	1,251,769	1,481,778	1,036,324	920,287	5,174,172	13,710,762
FOREIGN CURRENCY
IDB	53,412	53,412	53,412	53,412	54,810	2,795	42,282	313,535
IBRD	31,594	31,594	31,594	31,594	31,594	31,594	235,979	425,543
JICA	213,086	213,086	213,086	213,086	213,086	213,086	1,389,773	2,668,289
IDB 1983AB	39,975	39,975	38,968	-	-	-	-	118,918
Interest and charges	21,577	-	-	-	-	-	-	21,577
TOTAL IN FOREIGN CURRENCY	359,644	338,067	337,060	298,092	299,490	247,475	1,668,034	3,547,862
Total	3,034,449	1,509,694	1,588,829	1,779,870	1,335,814	1,167,762	6,842,206	17,258,624

F- 155

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

(II)       Changes

	December 31, 2019	Foreign/local currency translation	Addition (lease)	Funding	Borrowing costs	Monetary and exchange variation	Inflation adjustment / exchange variation and incorporated interest- Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Expenses with borrowing costs	December 31, 2020

LOCAL CURRENCY
Debentures	3,711,228	-	-	3,507,640	(52,328)	86,939	-	(161,494)	(572,871)	201,150	26,073	10,167	6,756,504
Brazilian Federal Savings Bank	1,429,250	-	-	74,485	-	-	-	(111,601)	(84,821)	73,067	38,452	-	1,418,832
BNDES	1,201,411	-	-	213,514	-	-	-	(47,164)	(81,213)	47,668	36,427	259	1,370,902
IDB 2202	-	2,807,371	-	-	-	-	-	(37,613)	(90,674)	22,668	27,886	557	2,730,195
BID INVEST	-	-	-	950,000	(7,125)	-	-	-	-	1,638	-	-	944,513
Leases (Concession Agreements, Program Contracts and Contract Asset)	459,671	-	-	-	-	-	-	(51,431)	(30,928)	51,431	-	-	428,743
Leases (others)	74,453	-	28,549	-	-	-	-	(9,108)	(56,571)	8,553	-	-	45,876
Other	9,898	-	-	7,250	-	-	-	(671)	(1,962)	651	31	-	15,197
TOTAL IN LOCAL CURRENCY	6,885,911	2,807,371	28,549	4,752,889	(59,453)	86,939	-	(419,082)	(919,040)	406,826	128,869	10,983	13,710,762

FOREIGN CURRENCY
IDB	2,316,190	2,807,371	-	52,141	(6,635)	845,246	48,246	(45,010)	(121,088)	10,490	24,695	398	317,302
IBRD	357,880	-	-	-	(2,029)	102,029	1,217	(7,572)	(31,216)	5,659	752	140	426,860
Eurobonds	1,413,956	-	-	-	-	457,931	-	(104,170)	(1,868,676)	90,941	9,195	823	-
JICA	2,106,908	-	-	40,830	(117)	715,956	17,841	(43,758)	(200,597)	40,172	6,897	189	2,684,321
IDB 1983AB	163,864	-	-	-	(152)	59,078	-	(7,033)	(103,482)	5,843	618	643	119,379
TOTAL IN FOREIGN CURRENCY	6,358,798	2,807,371	-	92,971	(8,933)	2,180,240	67,304	(207,543)	(2,325,059)	153,105	42,157	2,193	3,547,862
Total	13,244,709	-	28,549	4,845,860	(68,386)	2,267,179	67,304	(626,625)	(3,244,099)	559,931	171,026	13,176	17,258,624

F- 156

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

	December 31, 2018	Addition as per IFRS 16	Funding	Borrowing costs	Monetary and exchange variation	Inflation adjustment / exchange variation and incorporated interest- Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Expenses with borrowing costs	December 31, 2019

LOCAL CURRENCY
Debentures	3,486,861	-	1,266,755	(11,814)	42,692	-	(234,307)	(1,055,623)	195,586	17,233	3,845	3,711,228
Brazilian Federal Savings Bank	1,345,684	-	162,767	-	-	-	(109,128)	(79,404)	74,421	34,910	-	1,429,250
BNDES	1,072,605	-	256,981	(628)	2,082	826	(83,419)	(131,026)	60,644	23,112	234	1,201,411
Leases (Concession Agreements, Program Contracts and Contract Asset)	568,666	-	-	-	1,765	3,761	(47,663)	(123,880)	49,160	7,862	-	459,671
Leases (others) (*)	-	113,233	-	-	-	-	(1,141)	(42,646)	5,007	-	-	74,453
Other	9,571	-	1,683	-	28	-	(655)	(1,383)	652	2	-	9,898
TOTAL IN LOCAL CURRENCY	6,483,387	113,233	1,688,186	(12,442)	46,567	4,587	(476,313)	(1,433,962)	385,470	83,119	4,079	6,885,911

FOREIGN CURRENCY
IDB	2,399,985	-	-	-	40,594	49,387	(83,602)	(171,892)	26,332	54,431	955	2,316,190
IBRD	356,420	-	2,540	(2,540)	12,575	1,657	(10,627)	(12,273)	8,548	1,561	19	357,880
Deutsche Bank	292,872	-	-	-	13,255	-	(18,562)	(303,866)	12,929	1,240	2,132	-
Eurobonds	1,358,412	-	-	-	54,565	-	(102,883)	-	94,095	8,943	824	1,413,956
JICA	2,036,128	-	117,861	(112)	104,027	3,675	(35,001)	(155,064)	32,194	3,013	187	2,106,908
IDB 1983AB	225,592	-	-	(105)	8,943	-	(10,338)	(71,141)	9,111	870	932	163,864
TOTAL IN FOREIGN CURRENCY	6,669,409	-	120,401	(2,757)	233,959	54,719	(261,013)	(714,236)	183,209	70,058	5,049	6,358,798
Total	13,152,796	113,233	1,808,587	(15,199)	280,526	59,306	(737,326)	(2,148,198)	568,679	153,177	9,128	13,244,709

(*)       Funding of leases (IFRS 16) include R$ 64,955, corresponding to the first-time adoption of the standard on January 1, 2019. See Note 4.1.

F- 157

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

(a)       Main events in 2020

(i)             Debentures

On January 2020, the Company amortized the last installment of series 2 of the 17th issue debentures, totaling R$ 291.8 million.

On April 2020, the 25th issue debentures was carried out, in the amount of R$ 1,450,000, as follows:

	Value	Maturity	Remuneration
Single series	R$ 1,450,000	10/2021	CDI + 3.3% p.a.

On July 2020, the 26th issue debentures was carried out, in the amount of R$ 1,045,000, as follows:

	Value	Maturity	Remuneration
Series 1	R$ 600,000	07/2027	IPCA+ 4.65% p.a.
Series 2	R$ 445,000	07/2030	IPCA+ 4.95% p.a.

On December 2020, the 27th issue debentures was carried out, in the amount of R$ 1,000,000, as follows:

	Value	Maturity	Remuneration
Series 1	R$ 300,000	12/2023	CDI+ 1.60% p.a.
Series 2	R$ 400,000	12/2025	CDI+ 1.80% p.a.
Series 3	R$ 300,000	12/2027	CDI+ 2.25% p.a.

•	The covenants agreed for the 25th, 26th and 27th issue debentures are:

Calculated on a quarterly basis, when disclosing the interim financial information or annual financial statements:

- Net debt/adjusted EBITDA lower than or equal to 3.50;

- Adjusted EBITDA/paid financial expenses equal to or higher than 1.5;

- Disposal of operating assets, termination of license, loss of concession or loss of the Issuer’s capacity to execute and operate public sanitation services in areas of the São Paulo State which, individually or jointly during the term of the agreement, result in a reduction of the Issuer’s net sales and/or service revenue of more than twenty- five percent (25%). The above limit will be calculated on a quarterly basis, taking into consideration the Issuer’s net operating revenues during the twelve (12) months prior to the end of each quarter and using the financial information disclosed by the Issuer.

The failure to comply with the covenants for at least two consecutive quarters, or for two non-consecutive quarters within a twelve-month period, will cause the early termination of the agreement (in which case the 30-day cure period does not apply).

F- 158

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

The contracts have a cross acceleration clause, i.e. the early maturity of any of the Company’s debts, in and individual or aggregate amount equal to or higher than R$ 155 million for the 25th and 26th issues and R$ 160 million for the 27th issue, adjusted by the IPCA inflation index as of the issue date, constitutes a default event and may result in the early maturity of the obligations arising from the Debentures.

(ii)           IDB

On May 2020, the company exchanged foreign currency for local currency related to BID 2202 contract, in the amount of R$ 2,810,907 (US$ 494,617 thousand) using the exchange rate of R$ 5.683 to compose the debt balance. The interest rate is CDI + 0.86% p.a., with semi-annual payment of principal and interest, beginning on September 3, 2020.

On December 2020, the R$ 950,000 raised with IDB INVEST was as follows:

	Value	Maturity	Remuneration
Tranche - Average Term	R$ 442,000	08/2029	CDI + 1.90% p.a.
Tranche - Long Term	R$ 508,000	08/2034	CDI + 2.70% p.a.

•	The covenants agreed upon for IDB INVEST are:

- Net debt/adjusted EBITDA lower than or equal to 3.50;

- Adjusted EBITDA/paid financial expenses equal to or higher than 2.35;

The Company should maintain for two (2) consecutive quarters or not, for any four (4) consecutive quarters.

(iii)         Eurobonds

As of September 30, 2020, the early full amortization of the loan, in the amount of R$ 1,910,124 (US$ 357,763 thousand), referring to principal plus charges, initially maturing in December 2020, was carried out.

(d)       Lease

The Company has lease agreements signed as Assets Lease. During the construction period, work costs are capitalized to contract asset and the lease amount is recorded at the same proportion.

After startup, the lease payment period starts (240 monthly installments), whose amount is periodically restated by contracted price index.

The amounts payable for the right of use of assets are also recorded in this line (Note 15 (j))

F- 159

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

(c)       Covenants

The table below shows the most restrictive covenants as of December 31, 2020.

Covenants
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Adjusted Total Debt / Adjusted EBITDA	Lower than 3.65
Other Onerous Debt (1) / Adjusted EBITDA	Equal to or lower than 1.30
Adjusted Current Ratio	Higher than 1.00
EBITDA / Paid Financial Expenses	Equal to or higher than 2.35
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
(1) “Other Onerous Debts” correspond to the sum of pension obligations and healthcare plan, installment payment of tax debts and installment payment of debts with the electricity supplier.

As of December 31, 2020 and 2019, the Company met the requirements set forth by its borrowings and financing agreements.

(d)       Borrowings and financing – Credit Limits

Agent	December 31, 2020
(in millions of reais (*))
Brazilian Federal Savings Bank	1,485
Brazilian Development Bank (BNDES)	708
Japan International Cooperation Agency (JICA)	85
Inter-American Development Bank (IDB)	1,506
International Bank for Reconstruction and Development (IBRD)	1,296
Other	51
TOTAL	5,131

(*) Brazilian Central Bank’s exchange rate as of December 31, 2020 (US$ 1.00 = R$ 5.1967; ¥ 1.00 = R$ 0.05043).

Financing resources contracted have specific purposes, which have been released for the execution of their respective investments, according to the progress of the works.

F- 160

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

18	Taxes recoverable/payable

(a)        Current assets

	December 31, 2020	December 31, 2019
Recoverable taxes
Income tax and social contribution	-	136,436
Withholding income tax (IRRF) on financial investments	4,391	1,359
Other federal taxes	18,281	3,471
Total	22,672	141,266

(b)       Current liabilities

	December 31, 2020	December 31, 2019
Taxes and contributions payable
Income tax and social contribution	69,041	-
Cofins and Pasep	93,601	94,027
INSS (social security contribution)	37,599	39,404
IRRF (withholding income tax)	21,287	69,932
Other	45,291	46,955
Total	266,819	250,318

19	Deferred taxes and contributions

(a)	Statement of financial position details

	December 31, 2020	December 31, 2019
Deferred income tax assets
Provisions	436,445	366,673
Pension obligations - G1	154,498	157,998
Donations of underlying asset on concession agreements	50,142	51,818
Credit losses	155,719	145,622
Other	134,932	183,147
Total deferred tax assets	931,736	905,258

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(388,675)	(408,732)
Capitalization of borrowing costs	(390,211)	(409,236)
Profit on supply to government entities	(356,513)	(372,289)
Actuarial gain – G1 Plan	(48,979)	(54,222)
Construction margin	(48,843)	(83,399)
Borrowing costs	(19,231)	(11,376)
Total deferred tax liabilities	(1,252,452)	(1,339,254)

Deferred tax assets (liabilities), net	(320,716)	(433,996)

F- 161

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

(b)       Realization

	December 31, 2020	December 31, 2019
Deferred income tax assets
to be realized within 12 months	263,580	189,740
to be realized after one year	668,156	715,518
Total deferred tax asset	931,736	905,258
Deferred income tax liabilities
to be realized within 12 months	(31,388)	(35,954)
to be realized after one year	(1,221,064)	(1,303,300)
Total deferred tax liabilities	(1,252,452)	(1,339,254)
Deferred tax liability	(320,716)	(433,996)

F- 162

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

(c)       Changes

Deferred income tax assets	December 31, 2019	Variation net	December 31, 2020
Provisions	366,673	69,772	436,445
Pension obligations - G1	157,998	(3,500)	154,498
Donations of underlying asset on concession agreements	51,818	(1,676)	50,142
Credit losses	145,622	10,097	155,719
Other	183,147	(48,215)	134,932
Total	905,258	26,478	931,736

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(408,732)	20,057	(388,675)
Capitalization of borrowing costs	(409,236)	19,025	(390,211)
Profit on supply to governmental entities	(372,289)	15,776	(356,513)
Actuarial gain – G1	(54,222)	5,243	(48,979)
Construction margin	(83,399)	34,556	(48,843)
Borrowing costs	(11,376)	(7,855)	(19,231)
Total	(1,339,254)	86,802	(1,252,452)

Deferred tax liabilities, net	(433,996)	113,280	(320,716)

F- 163

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

Deferred income tax assets	December 31, 2018	Variation net	December 31, 2019
Provisions	337,833	28,840	366,673
Pension obligations - G1	157,044	954	157,998
Donations of underlying asset on concession agreements	54,131	(2,313)	51,818
Credit losses	197,920	(52,298)	145,622
Other	186,887	(3,740)	183,147
Total	933,815	(28,557)	905,258

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(433,842)	25,110	(408,732)
Capitalization of borrowing costs	(420,978)	11,742	(409,236)
Profit on supply to governmental entities	(206,978)	(165,311)	(372,289)
Actuarial gain – G1	(36,430)	(17,792)	(54,222)
Construction margin	(86,164)	2,765	(83,399)
Borrowing costs	(10,665)	(711)	(11,376)
Total	(1,195,057)	(144,197)	(1,339,254)

Deferred tax liability, net	(261,242)	(172,754)	(433,996)

	December 31, 2020	December 31, 2019

Opening balance	(433,996)	(261,242)
Net change in the year:
- corresponding entry in the statement of income	108,037	(154,962)
- corresponding entry in the equity valuation adjustments to equity (Note 21 (b))	5,243	(17,792)

Total net change	113,280	(172,754)
Closing balance	(320,716)	(433,996)

F- 164

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

(d)       Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled to the statutory rates, as shown below:

	December 31, 2020	December 31, 2019

Profit before income taxes	1,326,002	4,677,942
Statutory rate	34%	34%

Estimated expense at statutory rate	(450,841)	(1,590,500)
Tax benefit of interest on equity	126,604	312,339
Permanent differences
Provision Law 4,819/1958 – G0 (i)	(37,675)	(44,426)
Donations	(8,672)	(19,888)
Other differences	17,900	32,050

Income tax and social contribution	(352,684)	(1,310,425)

Current income tax and social contribution	(460,721)	(1,155,463)
Deferred income tax and social contribution	108,037	(154,962)
Effective rate	27%	28%

(i)       Permanent difference related to the provision for actuarial liability (Note 21 (b) (ii)).

20	Provisions

(a)       Lawsuits and proceedings that resulted in provisions

(I) Statement of financial position details

The Company is a party to a number of legal claims and administrative proceedings arising from the normal course of business, including civil, tax, labor and environmental matters. Management recognizes provisions consistently with the recognition and measurement criteria established in Note 3.14. The ultimate timing and amounts of the payments depends on the outcome of the court cases.

F- 165

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

	December 31, 2020			December 31, 2019
	Provisions	Escrow deposits	Provisions net of deposits	Provisions	Escrow deposits	Provisions net of deposits
Customer claims (i)	160,705	(10,553)	150,152	253,665	(9,973)	243,692
Supplier claims (ii)	410,734	(358)	410,376	153,654	(298)	153,356
Other civil claims (iii)	86,083	(2,505)	83,578	93,910	(16,496)	77,414
Tax claims (iv)	59,678	(2,410)	57,268	59,143	(3,518)	55,625
Labor claims (v)	316,880	(15,503)	301,377	325,129	(12,329)	312,800
Environmental claims (vi)	249,582	(31)	249,551	192,950	(29)	192,921
Total	1,283,662	(31,360)	1,252,302	1,078,451	(42,643)	1,035,808

Current	760,209	-	760,209	550,247	-	550,247
Noncurrent	523,453	(31,360)	492,093	528,204	(42,643)	485,561

(II) Changes

	December 31, 2019	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	December 31, 2020
Customer claims (i)	253,665	16,465	19,638	(78,640)	(50,423)	160,705
Supplier claims (ii)	153,654	149,566	201,259	(68,801)	(24,944)	410,734
Other civil claims (iii)	93,910	15,944	11,109	(23,009)	(11,871)	86,083
Tax claims (iv)	59,143	4,333	2,737	(1,875)	(4,660)	59,678
Labor claims (v)	325,129	61,782	35,541	(61,039)	(44,533)	316,880
Environmental claims (vi)	192,950	35,392	27,718	-	(6,478)	249,582
Subtotal	1,078,451	283,482	298,002	(233,364)	(142,909)	1,283,662
Escrow deposits	(42,643)	(12,907)	(2,225)	18,675	7,740	(31,360)
Total	1,035,808	270,575	295,777	(214,689)	(135,169)	1,252,302

F- 166

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

	December 31, 2018	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	December 31, 2019
Customer claims (i)	290,649	57,314	53,929	(99,379)	(48,848)	253,665
Supplier claims (ii)	67,985	54,223	102,686	(42,948)	(28,292)	153,654
Other civil claims (iii)	98,302	28,888	18,713	(9,766)	(42,227)	93,910
Tax claims (iv)	63,335	11,821	2,918	(4,982)	(13,949)	59,143
Labor claims (v)	302,935	167,995	61,483	(112,084)	(95,200)	325,129
Environmental claims (vi)	170,419	42,198	24,358	(312)	(43,713)	192,950
Subtotal	993,625	362,439	264,087	(269,471)	(272,229)	1,078,451
Escrow deposits	(100,763)	(14,051)	(11,844)	19,191	64,824	(42,643)
Total	892,862	348,388	252,243	(250,280)	(207,405)	1,035,808

(b)       Lawsuits deemed as contingent liabilities

The Company is party to lawsuits and administrative proceedings relating to environmental, tax, civil and labor claims, which are assessed as contingent liabilities in the financial statements, since it either does not expect outflows to be required or the amount of the obligations cannot be reliably measured. Contingent liabilities, net of deposits, are represented as follows:

	December 31, 2020	December 31, 2019
Customer claims (i)	110,508	86,061
Supplier claims (ii)	1,350,308	1,986,736
Other civil claims (iii)	758,800	679,623
Tax claims (iv)	1,253,636	1,184,811
Labor claims (v)	1,005,648	631,364
Environmental claims (vi)	5,981,837	4,864,894
Total	10,460,737	9,433,489

F- 167

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

(c)       Explanation on the nature of main classes of lawsuits

(i)	Customer claims

Approximately 690 lawsuits (680 as of December 31, 2019) were filed by commercial customers, who claim that their tariffs should correspond to other customer categories, and 310 lawsuits (320 as of December 31, 2019) in which customers claimed a reduction in the sewage tariff due to losses in the system, consequently requesting the refund of amounts charged by the Company, and 30 lawsuits (30 as of December 31, 2019 ) in which customers plead the reduction in tariff under the category “Social Welfare Entity”. The R$ 93,540 decrease in the lawsuits deemed as contingent liabilities was mainly due to the revisions of expectations arising from court decisions in the period.

(ii)	Supplier claims

These lawsuits include lawsuits filed by some suppliers alleging underpayment of monetary restatements and the economic and financial imbalance of the agreements, and are in progress at different courts. The R$ 257,020 increase in accrued lawsuits was mainly due to revisions of expectations arising from court decisions in the period. The R$ 636,428 decrease in lawsuits deemed as contingent liabilities is mainly due to updates and revisions of expectations arising on lawsuits in progress.

(iii)	Other civil claims

These mainly refer to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, such as vehicle accidents, claims, challenges on the methodology to collect tariffs, among others, filed at different court levels.

(iv)	Tax claims

Tax claims refer mainly to tax collections and fines in general challenged due to disagreements regarding notification or differences in the interpretation of legislation by the Company's Management. The R$ 68,825 increase in lawsuits deemed as contingent liabilities is mainly related to updates and revisions of estimates of ongoing lawsuits.

The Municipality of São Paulo, by means of a law, revoked the exemption of the service tax held by the Company until then and issued tax deficiency notices related to sewage services and to ancillary activities, in the adjusted amount of R$ 731,809 (R$ 664,669 as of December 31, 2019), which are currently subject to three tax foreclosures. SABESP filed for a writ of mandamus against the revocation, which was denied. It also filed for provisional measures and actions for annulment, aiming at the suspension of enforceability of the credits and annulment of the tax deficiency notices, as it understands that notwithstanding the revocation of the exemption, sewage activities and ancillary activities are not in the list of activities that may be taxed by the municipality. The decision of the appeal filed was favorable to the Company. Special and extraordinary appeals of the Municipality are pending decision. The Company deemed the lawsuit as contingent liability.

(v)	Labor claims

The Company is a party to several labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing and other, which are at various court levels. The R$ 374,284 increase in lawsuits deemed as contingent liabilities is mainly related to updates and revisions of estimates of ongoing lawsuits.

F- 168

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

(vi)	Environmental claims

These refer to several administrative proceedings and lawsuits filed by government entities, including Companhia Ambiental do Estado de São Paulo (CETESB) and the Public Prosecution Office of the São Paulo State, that aim affirmative and negative covenants and penalty is estimated due to failure to comply in addition to the imposition of indemnity due to environmental damages allegedly caused by the Company. The R$ 56,630 increase in the lawsuits provisioned is mainly related to the revisions of expectations resulting from court decisions occurred in the period. The R$ 1,116,943 increase in lawsuits deemed as contingent liabilities is mainly related to updates and revisions of estimates of ongoing lawsuits.

The main objects in which the Company is involved are: a) discharge or release sewage not properly treated; b) invest in the water and sewage treatment system of the municipality, under penalty of paying a fine; c) pay compensation for environmental damages; amongst others.

(d) Other concession-related legal proceedings

The Company is a party to concessions-related legal proceedings, where it challenges compensatory issues for the resumption of sanitation services by some municipalities or the right to continue operating such services.

The amount recognized in noncurrent assets as indemnities receivable, referring to the municipalities of Cajobi, Macatuba, Álvares Florence, Embaúba, Araçoiaba da Serra and Itapira totaled R$ 27,539 as of December 31, 2020 (R$ 114,335 as of December 31, 2019), with allowance for doubtful accounts in the full amount recorded. None of the above-mentioned municipalities are operated by the Company. When a final judgment grants a municipality the right to repossess and operate sanitation services, the Brazilian legislation provides for the payment of compensation for the investments made by the Company.

(e)       Environmental lawsuits with settlements

In 2020, the Company executed a consent decree in the amount of R$ 272,055. Of this amount, R$ 270,505 corresponds to the performance of works and R$ 1,550 to environmental compensations, the latter being recorded as “other liabilities”.

F- 169

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

(f) Guarantee insurance

On May 25, 2020, the Company renewed the insurance for policy issuance, thus contracting guarantee insurance for escrow deposit, in the amount of R$ 500.000, for one year. Such insurance will be used to settle legal claims instead of having immediate cash disbursement by the Company, such insurance is used until the conclusion of these proceedings limited to up to five years.

In 2020, the Company used R$ 121,469 (R$ 126,385 in 2019).

Of the amount used in 2020, R$ 81,635 refers to the contract in effect, thus remaining R$ 418,365.

21	Employees benefits

(a)       Health plan – Medical Assistance

Since August 1, 2019, the health plans managed by Fundação CESP (VIVEST), which replaced the previous health plans managed by SABESPREV, have been in effect.

Benefits are now paid after the event, free of choice, sponsored by contributions of SABESP and the employees. In 2020, the Company contributed 7.79%, on average, of gross payroll, totaling R$ 212,681 (9.3% in 2019, totaling R$ 237,898).

(b)       Pension plan liabilities

The Company has Post-Employment Benefit Plans in the following modalities: Defined Benefit (BD) – G1 (i) and G0 (ii); and Defined Contribution (CD) – Sabesprev Mais (iii) and VIVEST (iv). See the reconciliation of costs and expenses with such plans in item (v).

Statement of defined benefit plans

Summary of pension plan – Liabilities

	December 31, 2020			December 31, 2019
	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total
Present value of the defined benefit obligations	(3,112,980)	(2,549,541)	(5,662,521)	(3,067,094)	(3,046,255)	(6,113,349)
Fair value of the plan’s assets	2,793,927	-	2,793,927	2,752,417	-	2,752,417

Total pension plan liabilities (deficit)	(319,053)	(2,549,541)	(2,868,594)	(314,677)	(3,046,255)	(3,360,932)

F- 170

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

Changes in Liabilities

	December 31, 2020			December 31, 2019
	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total
Plan’s liabilities
Defined benefit obligation, beginning of the year	(3,067,094)	(3,046,255)	(6,113,349)	(2,532,338)	(2,606,107)	(5,138,445)
Cost of the current service	(40,404)	-	(40,404)	(47,001)	(227,367)	(274,368)
Interest costs	(208,485)	(206,262)	(414,747)	(224,429)	-	(224,429)
Actuarial gains/(losses) recorded as other comprehensive income	64,637	521,331	585,968	(392,876)	(397,597)	(790,473)
Benefits paid	138,366	181,645	320,011	129,550	184,816	314,366
Defined benefit obligation, end of the year	(3,112,980)	(2,549,541)	(5,662,521)	(3,067,094)	(3,046,255)	(6,113,349)

Plan’s assets
Fair value of the plan’s assets, beginning of the year	2,752,417	-	2,752,417	2,168,436	-	2,168,436
Expected return of the plan’s assets	187,317	-	187,317	192,965	-	192,965
Company’s contributions	36,010	-	36,010	36,968	-	36,968
Participants’ contributions	36,608	-	36,608	38,391	-	38,391
Benefits paid	(138,366)	-	(138,366)	(129,549)	-	(129,549)
Actuarial gains/(losses) recorded as other comprehensive income	(80,059)	-	(80,059)	445,206	-	445,206
Fair value of the plan’s assets, end of the year	2,793,927	-	2,793,927	2,752,417	-	2,752,417

Total pension plan liabilities (deficit)	(319,053)	(2,549,541)	(2,868,594)	(314,677)	(3,046,255)	(3,360,932)

Changes in equity - Other comprehensive income

Pursuant to CPC33 (R1) and IAS19, the Company recognizes gains/(losses) from changes in actuarial assumptions in equity, such as equity valuation adjustments, as shown below:

F- 171

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

	December 31, 2020			December 31, 2019
	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total

Actuarial gains/(losses) on the obligations	64,637	521,331	585,968	(392,876)	(397,597)	(790,473)
Gain/(losses) on financial assets	(80,059)	-	(80,059)	445,206	-	445,206
Total gains/(losses)	(15,422)	521,331	505,909	52,330	(397,597)	(345,267)
Deferred income tax and social contribution	5,243	-	5,243	(17,792)	-	(17,792)
Equity valuation adjustments	(10,179)	521,331	511,152	34,538	(397,597)	(363,059)

Changes in profit (loss) for the year

	December 31, 2020			December 31, 2019
	G1 Plan	G0 Plan	Total	G1 Plan	G0 Plan	Total
Cost of services, net	4,608	-	4,608	8,609	227,367	235,976
Interest costs	208,485	206,262	414,747	224,429	-	224,429
Expected return of the plan’s assets	(187,317)	-	(187,317)	(192,965)	-	(192,965)
Amount received from the São Paulo State (undisputed)	-	(95,452)	(95,452)	-	(97,300)	(97,300)
Total expenses	25,776	110,810	136,586	40,073	130,067	170,140

Maturity profile of the obligations

	December 31, 2020
	G1 Plan	G0 Plan
Payment of benefits expected in 2021	177,347	169,178
Payment of benefits expected in 2022	172,477	167,263
Payment of benefits expected in 2023	167,906	164,426
Payment of benefits expected in 2024	162,648	160,721
Payment of benefits expected in 2025 or subsequent years	2,432,602	1,887,953
Total	3,112,980	2,549,541
Duration	11.88 years	9.40 years

F- 172

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

Actuarial assumptions used

	December 31, 2020		December 31, 2019
	G1 Plan	G0 Plan	G1 Plan	G0 Plan
Actual discount rate (NTN-B)	3.44% p.a.	3.07% p.a.	3.37% p.a.	3.36% p.a.
Inflation rate	3.25% p.a.	3.25% p.a.	3.5% p.a.	3.5% p.a.
Nominal wage growth rate	5.32% p.a.	5.32% p.a.	5.57% p.a.	5.57% p.a.
Life table	AT-2000 (By gender)	AT-2000 (By gender)	AT-2000 (By gender)	AT-2000 (By gender)

Sensitivity analysis

The sensitivity analysis to changes in the main weighted assumptions of the total defined pension plan obligation as of December 31, 2020, is:

Impact on the present value of the defined benefit obligations
Assumptions	Change in the assumption	G1	G0
Discount rate	Increase of 1.0%	Decrease of R$ 322,111	Decrease of R$ 214,482
	Decrease of 1.0%	Increase of R$ 388,571	Increase of R$ 249,611
Life expectation	Increase of 1 year	Increase of R$ 83,576	Increase of R$ 135,263
	Decrease of 1 year	Decrease of R$ 75,824	Decrease of R$ 118,909
Wage growth rate	Increase of 1.0%	Increase of R$ 29,598	Increase of R$ 310,103
	Decrease of 1.0%	Decrease of R$ 25,173	Decrease of R$ 271,853

(i)	G1 Plan

Managed by SABESPREV, this financed defined benefit plan (“G1 Plan”), which has not been accepting any new adhesions since July 2010, receives similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows:

•	0.99% of the portion of the salary of participation up to 20 salaries; and
•	8.39% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

As of December 31, 2020, there were 3,512 active participants (R$ 3,758 as of December 31, 2019) and 7,580 inactive participants (7,399 as of December 31, 2019).

F- 173

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

The Company’s and the participants contributions to the G1 Plan totaled R$ 36,009 in 2020 (R$ 36,968 in 2019) and R$ 36,608 (R$ 38,391 in 2019), respectively. Of this amount, the Company and the participants made payments referring to the actuarial deficit of the G1 Plan in the amounts of R$ 26,326 and R$ 26,895, respectively.

Estimated expenditures for the coming year	2021
Cost of services, net	2,226
Interest costs	205,707
Net profitability on financial assets	(184,687)
Expenditures to be recognized by the employer	23,246

Plan’s assets

The investment policies and strategies of the plan aim at obtaining consistent returns and reducing the risks associated with the use of financial assets available in the Capital Markets through diversification, considering factors, such as liquidity needs and the long-term nature of the plan’s liability, types and availability of financial instruments in the local and international markets, general economic conditions and forecasts, as well as requirements of the legislation. The allocation of the plan’s assets and its management strategies are determined with the support of reports and analysis prepared by SABESPREV and independent financial advisors.

	December 31, 2020%		December 31, 2019%
Total fixed income	1,811,164	64,8	1,795,554	65,2
Total equities	311,958	11,2	301,707	11,0
Total structured investments	575,943	20,6	630,933	22,9
Other	94,862	3,4	24,223	0.9
Fair value of the plan’s assets	2,793,927	100	2,752,417	100

The restrictions on portfolio investments in the case of federal government bonds are:

i)	instruments securitized by the National Treasury;
ii)	derivative instruments should be used for hedge only.

F- 174

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

The restrictions on portfolio investments in the case of equities for internal management are:

i)	day-trade transactions;
ii)	short selling;
iii)	unsecured swap transactions;
iv)	leverage, derivative transactions that represent a leverage of the asset or short selling will not be allowed, such transactions cannot result in losses greater than the amounts invested.

As of December 31, 2019, SABESPREV had no financial assets issued by the Company in its own portfolio; however, such assets could be in the portfolio of investment funds invested by the Foundation. Properties held in the portfolio are not used by the Company.

(ii)	G0 Plan

Pursuant to State Law 4,819/1958, employees who started providing services prior to May 1974 and retired as an employee of the Company acquired a legal right to receive supplemental pension payments, which rights are referred as "G0 Plan". The Company pays supplemental retirement and pension amounts on behalf of the São Paulo State and seeks reimbursements of such amounts, which are recorded as accounts receivable from shareholders, limited to the amounts considered virtually certain to be reimbursed by the São Paulo State.

As of December 31, 2020 and 2019 there were 10 active participants and 1,862 beneficiaries and pensioners in the G0 Plan (1,960 as of December 31, 2019).

Estimated expenditures for the coming year

2021
Interest costs	158,214
Expenses to be recognized	158,214

(iii)	Sabesprev Mais Plan

As of December 31, 2020, this Defined Contribution Plan managed by SABESPREV had 9,587 active and assisted participants (9,774 as of December 31, 2019).

The sponsor's contributions correspond to the result obtained by applying a percentage of 100% on the basic contribution made by the participant.

F- 175

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

(iv)	VIVEST

Since December 31, 2019, the Sabesprev Mais Plan has not been accepting any new adhesions and, since January 1, 2020, new employees have the option to enroll in Fundação CESP’s Defined Contribution Plan (VIVEST), as well as those who did not enroll in the Sabesprev Mais Plan. As of December 31, 2020, it had 24 participants.

(v)	Reconciliation of expenditures with pension plan obligations

	December 31, 2020	December 31, 2019

G1 Plan	25,776	40,073
G0 Plan	110,810	130,067
Sabesprev Mais Plan	21,700	22,461
VIVEST Plan	58	-
Subtotal	158,344	192,601
Expenses capitalized in assets	(4,904)	(6,022)
Other	5,841	8,040
Pension plan obligations (Note 29)	159,281	194,619

(c)       Profit sharing

The profit sharing program was implemented in accordance with an agreement with the labor union. Payment corresponds to up to one-month salary for each employee, depending on performance of goals reached from January to December, and should be paid in April of the subsequent year. From January to December 2020 and 2019, R$ 90,980 and R$ 93,486, respectively, were accrued under “Salaries, payroll charges and social contributions”, in current liabilities.

22	Services payable

This line records the balances payable, mainly from services received from third parties, such as supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing and advertising and consulting services, among others. This line also includes the amounts payable related to the transfer of 7.5% of revenue from the São Paulo municipal government to the Municipal Fund for Environmental Sanitation and Infrastructure (Note 15 (c) (v) (6)). The balances as of December 31, 2020 and 2019 were R$ 453,750 and R$ 474,078, respectively.

F- 176

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

23	Knowledge Retention Program (PRC)

In June 2018, the Knowledge Retention Program (PRC) was implemented (and is expected to end in December 2020) with a view to provide personnel planning conditions and mitigate the impact of the exit of employees who possess strategic knowledge acquired throughout their career.

For those enrolled in the Program, the compliance with the agreements of the Collective Bargaining Agreement effective on the date of termination is thereby guaranteed. They will also receive a severance incentive proportional to the length of service at SABESP, corresponding to a percentage of the balance of the Guarantee Fund for Length of Service (FGTS), for termination purposes, on the date of termination.

As of December 31, 2020, the balance totaled R$ 3,975 (R$ 153,377 as of December 31, 2019), recorded under “Salaries, payroll charges and social contributions”, in current liabilities, referring to absent employees who will be dismissed in due course.

24	Equity

(a)        Share capital

As of December 31, 2020, and 2019, the authorized, subscribed and paid-in capital, in the amount of R$ 15,000.000, was composed of 683,509,869 registered, book-entry common shares with no par value, as follows:

	December 31, 2020		December 31, 2019
	Number of shares	%	Number of shares	%
São Paulo State (1)	343,507,729	50.3	343,524,285	50.3
Other shareholders
In Brazil(2)	254,868,646	37.3	236,161,929	34.5
Abroad(3) (4)	85,133,494	12.4	103,823,655	15.2

Total	683,509,869	100.0	683,509,869	100.0

(1)	There is a lawsuit with a mandatory injunction filed under number 1051534-40.2019.8.26.0053 pending at the 7th Tax Court of the City of São Paulo, pleading the unlawfulness of the disposal of shares owned by the Treasury Department of the São Paulo State to third parties, filed by Banco Bradesco S.A., the custodian and bookkeeping agent of the Company’s shares.
(2)	As of December 31, 2020, the common shares traded in Brazil were held by 40,399 shareholders. Includes six shares held by Cia Paulista de Parcerias – CPP, a company controlled by the São Paulo State.
(3)	Shares traded as American Depositary Receipts (ADR) on the New York Stock Exchange, by means of The Bank New York Mellon, the depositary bank of the Company’s ADRs.
(4)	Each ADR corresponds to 1 share.

F- 177

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

(b)       Distribution of earnings

Shareholders are entitled to minimum mandatory dividend of 25% of the profit, adjusted according to Brazilian Corporation Law. No interest is accrued on approved dividends, and the amounts not claimed within three years from the date of the General Meeting that approved them will mature in favor of the Company.

	2020	2019
Profit for the year	973,318	3,367,517
(-) Legal reserve - 5%	48,666	168,376

	924,652	3,199,141

Minimum mandatory dividend – 25%	231,163	799,785
Dividend per share	0,33820	1,17012

On April 28, 2020, the General Shareholders’ Meeting approved the distribution of additional dividends amounting to R$ 141,203, for 2019. Therefore, the amount of R$ 80,973 related to the surplus of the minimum mandatory dividends of 25%, defined in the Bylaws, recorded in the equity of 2019 under “Additional proposed dividends” was transferred to current liabilities. Payment started in May 2020.

The Company proposed, ad referendum of the 2021 Annual Shareholders’ Meeting, dividends as interest on capital in the amount of R$ 231,163 (R$ 799,785 in 2019) and additional proposed dividends in the amount of R$ 40,806 (R$ 141,203 in 2019), totaling R$ 271,969 (R$ 940,988 in 2019), corresponding to R$ 0.3979 per common share (R$ 1.3767 in 2019), to be resolved on the Shareholders’ Meeting to be held on April 29, 2021. The amount of R$ 40,806 (R$ 141,203 in 2019) was reclassified in Equity under “Additional proposed dividends”, which includes withholding income tax of R$ 14,430 (R$ 60,230 in 2019).

The Company charged interest on capital to minimum dividends by its net withholding income tax. The amount of R$ 14,430 (R$ 60,230 in 2019) referring to withholding income tax was recognized in current liabilities, in order to comply with tax liabilities related to the credit of interest on capital.

The balance payable of interest on capital as of December 31, 2020 of R$ 231,611 (R$ 800,352 in 2019) refers to the amount of R$ 231,163 (R$ 799,785 in 2019) declared in 2020, net of withholding income tax and R$ 448 declared in prior years (R$ 567 in 2019).

F- 178

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

(c)        Legal reserve

Earnings reserve - legal reserve: created by allocating 5% of the profit for the year up to the limit of 20% of the share capital. The Company may not create the legal reserve in the year in which the balance of this reserve, plus the amount of the capital reserves, exceeds 30% of the share capital. The purpose of the legal reserve is to ensure the integrity of the share capital. It can only be used to offset losses or increase capital, but not to pay dividends.

(d)       Investments reserve

Earnings reserve - investments reserve: specifically created from the portion corresponding to the own resources that will be allocated to the expansion of the water supply and sewage systems, based on a capital budget approved by Management.

As of December 31, 2020 and 2019, the balance of the investment reserve was R$ 6,751,258 and R$ 6,098,575, respectively.

As per paragraph four or article 49 of the Bylaws, the Board of Directors may propose to the Shareholders’ Meeting that the remaining balance of the profit for the year, net legal reserve and minimum mandatory dividend, be allocated to the creation of an investment reserve that will meet the following criteria:

I-	its balance, together with the balance of the other profit reserves, except for the reserves for contingency and unrealized profit, may not exceed the share capital;
II-	the purpose of the reserve is to ensure the investment plan, and its balance may be used:

a) in the absorption of losses, whenever necessary;

b) in the distribution of dividends, at any time;

c) in transactions for the redemption, reimbursement of purchase of shares, authorized by law; and

d) in the incorporation to the share capital.

(e)       Allocation of the profit for the year

		2020
Profit
(+)	Profit for the year	973,318
(-)	Legal reserve - 5%	48,666
(-)	Minimum mandatory dividends	231,163
(-)	Additional proposed dividends	40,806
Investment reserve		652,683

Management will send for approval by the Shareholders’ Meeting a proposal to transfer the retained earnings, in the amount of R$ 652,683 to the Investment Reserve account, in order to meet the investment needs provided for in the Capital Budget.

F- 179

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

(f) Retained earnings

The statutory balance of this account is zero, because all retained earnings must be allocated to a profit reserve.

(g)        Other comprehensive loss

Gains and losses arising from changes in actuarial assumptions are accounted for as equity valuation adjustments, net of the effects of income tax and social contribution. See Note 21 (b) the breakdown of the amounts recorded in 2020 and 2019.

	G1 Plan	G0 Plan	Total

Balance as of December 31, 2019	105,254	(1,017,408)	(912,154)
Actuarial gains/(losses) of the year (Note 21 (b))	(10,179)	521,331	511,152
Balance as of December 31, 2020	95,075	(496,077)	(401,002)

25	Earnings per share

Basic and diluted

Basic earnings per share is calculated by dividing the equity attributable to owners by the weighted average number of outstanding common shares during the year. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

	2020	2019

Earnings attributable to Company’s owners	973,318	3,367,517
Weighted average number of common shares issued	683,509,869	683,509,869

Basic and diluted earnings per share (reais per share)	1,42	4,93

F- 180

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

26	Operating segment information

Management, comprised of the Board of Directors and Board of Executive Officers, has determined the operating segment used to make strategic decisions, as sanitation services.

Result

	2020
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance as per financial statements
Gross operating revenue	15,157,780	3,716,616	18,874,396
Gross sales deductions	(1,076,855)	-	(1,076,855)
Net operating revenue	14,080,925	3,716,616	17,797,541
Costs, selling, general and administrative expenses	(9,796,821)	(3,630,139)	(13,426,960)
Income from operations before other operating expenses, net and equity accounting	4,284,104	86,477	4,370,581
Other operating income / (expenses), net			107,656
Equity accounting			14,136
Financial result, net			(3,166,371)
Income from operations before taxes			1,326,002
Depreciation and amortization	(2,037,112)		(2,037,112)

F- 181

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

	2019
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance as per financial statements
Gross operating revenue	16,134,032	2,946,566	19,080,598
Gross sales deductions	(1,096,944)	-	(1,096,944)
Net operating revenue	15,037,088	2,946,566	17,983,654
Costs, selling, general and administrative expenses	(9,375,590)	(2,881,394)	(12,256,984)
Income from operations before other operating expenses, net and equity accounting	5,661,498	65,172	5,726,670
Other operating income / (expenses), net			(18,748)
Equity accounting			3,701
Financial result, net			(1,033,681)
Income from operations before taxes			4,677,942
Depreciation and amortization	(1,780,094)		(1,780,094)

(i)	See Note 33 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additional information to long-lived asset.
(ii)	Construction revenue and related costs are not reported to the CODM. Revenue from construction is recognized in accordance with ICPC 01 (R1) / IFRIC 12 (Concession Agreements) and CPC 47/IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are satisfied over time. See Note 15 (e) for further information.

F- 182

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

27	Insurance

The Company has insurance that covers, among others, fire and other damage to its assets and office buildings, and liability insurance against third parties. It also has civil liability insurance for the members of the Board of Directors and Board of Executive Officers (“D&O insurance”) and guarantee insurance for escrow deposit (as described in Note 20 (f)) and traditional guarantee insurance. Insurance is contracted by means of bidding processes that count on the participation of the main Brazilian and international insurance companies operating in Brazil.

The risk assumptions adopted, given their nature, are not within the scope of a financial statement audit, and consequently have not been examined by our independent auditors.

As of December 31, 2020, the Company’s insurance was as follows:

Amount Insured

Specified risks – fire	2,185,827
Engineering risks	2,764,278
Guarantee insurance for escrow deposit	500,000
Traditional guarantee insurance	100,000
Civil liability – D&O (Directors and Officers)	100,000
Civil liability – construction works	136,010
Civil liability – operations	10,000
Other	15
Total	5,796,130

28	Operating revenue

(a) Revenue from sanitation services:

	2020	2019

Metropolitan Region of São Paulo	10,722,384	11,849,776
Regional Systems	4,435,396	4,284,256
Total	15,157,780	16,134,032

F- 183

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

(b) Reconciliation between gross operating income and net operating revenue:

	2020	2019

Revenue from sanitation services (i)	15,157,780	16,134,032
Construction revenue	3,716,616	2,946,566
Sales tax	(1,009,358)	(1,035,051)
Regulatory, Control and Oversight Fee (TRCF)	(67,497)	(61,893)
Net revenue	17,797,541	17,983,654

(i) Includes R$ 72,962 from the TRCF charged from customers in 2020 (R$ 70,122 in 2019), from the municipalities regulated by ARSESP.

29	Operating costs and expenses

	2020	2019
Operating costs
Salaries, payroll charges and benefits	(1,958,395)	(1,938,265)
Pension plan obligations	(37,281)	(49,564)
Construction costs (Note 26)	(3,630,139)	(2,881,394)
General supplies	(244,054)	(259,401)
Treatment supplies	(338,756)	(310,380)
Outsourced services	(1,251,839)	(1,250,890)
Electricity	(1,214,831)	(1,140,160)
General expenses	(622,113)	(647,804)
Depreciation and amortization	(1,882,259)	(1,659,779)
	(11,179,667)	(10,137,637)

Selling expenses
Salaries, payroll charges and benefits	(271,565)	(270,549)
Pension plan obligations	(5,059)	(6,848)
General supplies	(5,471)	(10,332)
Outsourced services	(290,512)	(360,190)
Electricity	(1,200)	(1,333)
General expenses	(118,278)	(122,503)
Depreciation and amortization	(59,201)	(31,649)
	(751,286)	(803,404)

F- 184

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

Bad debt expense, net of recoveries (Note 10 (c))	(444,826)	(128,099)

Administrative expenses
Salaries, payroll charges and benefits	(257,829)	(278,507)
Pension plan obligations	(116,941)	(138,207)
General supplies	(14,237)	(3,216)
Outsourced services	(230,054)	(197,357)
Electricity	(1,359)	(1,436)
General expenses	(257,693)	(407,250)
Depreciation and amortization	(95,652)	(88,666)
Tax expenses	(77,416)	(73,205)
	(1,051,181)	(1,187,844)

Operating costs and expenses
Salaries, payroll charges and benefits	(2,487,789)	(2,487,321)
Pension plan obligations	(159,281)	(194,619)
Construction costs (Note 26)	(3,630,139)	(2,881,394)
General supplies	(263,762)	(272,949)
Treatment supplies	(338,756)	(310,380)
Outsourced services	(1,772,405)	(1,808,437)
Electricity	(1,217,390)	(1,142,929)
General expenses	(998,084)	(1,177,557)
Depreciation and amortization	(2,037,112)	(1,780,094)
Tax expenses	(77,416)	(73,205)
Bad debt expense, net of recoveries (Note 10 (c))	(444,826)	(128,099)
	(13,426,960)	(12,256,984)

F- 185

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

30	Financial Income (Expenses)

	2020	2019
Financial expenses
Interest and charges on borrowings and financing – local currency	(348,050)	(331,367)
Interest and charges on borrowings and financing – foreign currency	(136,257)	(165,421)
Other financial expenses	(328,413)	(344,508)
Income tax over international remittance	(15,134)	(17,650)
Inflation adjustment on borrowings and financing	(86,938)	(44,802)
Other inflation adjustments	(142,313)	(107,584)
Interest and inflation adjustments on provisions (i)	(267,654)	(162,093)
Total financial expenses	(1,324,759)	(1,173,425)

Financial income
Inflation adjustment gains	120,957	91,180
Income on financial investments	75,522	151,622
Interest income	162,576	150,054
Cofins and Pasep	(22,328)	(20,028)
Other	4	14
Total financial income	336,731	372,842

Financial income (expenses), net of exchange variation	(988,028)	(800,583)

Exchange gains (losses)
Exchange rate changes on borrowings and financing (ii)	(2,180,241)	(233,960)
Exchange rate changes on assets	1,894	863
Other exchange rate changes	4	(1)
Exchange rate changes, net	(2,178,343)	(233,098)

Financial income (expenses), net	(3,166,371)	(1,033,681)

(i)	Increase of R$ 105.6 million, due to the increase in interest and monetary variations on lawsuits.
(ii)	Increase of R$ 1,946.3 million, due to higher depreciation of the U.S. dollar and Yen against the Brazilian real in 2020 (28.9% and 35.8%, respectively), compared to the appreciation recorded in 2019 (4.0% and 5.3%, respectively).

F- 186

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

31	Other operating income/(expenses), net

	2020	2019

Other operating income, net	70,288	75,667
Other operating expenses	37,368	(94,415)

Other operating income (expenses), net	107,656	(18,748)

Other operating income is comprised of sale of property, plant and equipment, sale of contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse water, PURA projects and services, net of Cofins and Pasep.

Other operating expenses consist mainly of derecognition of concessions assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment, and recognition and reversal of estimated losses with asset indemnification, the main impact in the year being the agreement signed with the municipality of Mauá.

32	Commitments

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. The main unrecognized committed amounts as of December 31, 2020 are as follows:

	1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual obligations – Expenses	1,301,725	633,296	142,484	684,761	2,762,266
Contractual obligations - Investments	2,211,198	1,642,792	2,103,935	174,115	6,132,040
Total	3,512,923	2,276,088	2,246,419	858,876	8,894,306

F- 187

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

33	Supplemental cash flow information

	2020	2019

Total additions to contract assets (Note 14)	3,984,158	3,532,283
Total additions to intangible assets (Note 15 (b))	411,285	1,788,907

Items not affecting cash (see breakdown below)	(1,095,786)	(2,125,943)

Total additions to intangible and contract assets as per statement of cash flows	3,299,657	3,195,247

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the year (Note 15 (d))	238,330	233,251
Contractors payable	142,514	252,675
Program contract commitments	4,422	35,817
Public-Private Partnership - São Lourenço PPP (Note 15 (g))	-	10,591
Performance agreements	314,720	78,296
Lease	28,549	113,233
Construction margin (Note 26)	86,477	65,172
Agreement with the municipality of Mauá (Note 10 (a))	280,774	-
Agreement with the municipality of Santo André	-	1,336,908
Total	1,095,786	2,125,943

34	Events after the reporting period

•	COVID-19 – suspension of cuts and renegotiation of debts

On February 3, 2021, the Company decided to: (i) suspend cuts and renegotiate debts of commercial and service customers residing in the operated municipalities that are in the orange and red phases of the São Paulo/COVID-19 Plan; (ii) the validity period will be from February 3, 2021 to March 31, 2021; (iii) the existing debts, including the agreements signed during the pandemic period, will be renegotiated without application of fines and interest, only inflation adjustment, according to the Company’s policy and procedure; (iv) debts may be paid in installments within 12 months, as from the date of renegotiation of the outstanding balances; (v) debtors will both be included in the credit protection register for debts until March 31, 2021; and (vi) debtors who may have been included in the credit protection register during the pandemic will withdraw immediately after the debt is renegotiated with SABESP.

As of March 16, 2021, the Company extended the measures to minimize the economic impacts of the pandemic on commercial and service businesses, as mentioned above, from March 31 to April 30, 2021.

F- 188

Companhia de Saneamento Básico do Estado de São Paulo - SABESP Notes to financial statements Years ended December 31, 2020 and 2019 In thousands of reais, unless otherwise stated.

•	New Legal Sanitation Framework – recognition of financial asset

The Company has been maintaining investments made and not recovered through the rendering of services, within the original term of the contract, as intangible assets, amortized by the useful life of the asset, taking into consideration the solid track record of concession renewal and, therefore, the continuity of service rendering, since, although Law 14,026/2020, New Legal Sanitation Framework, had been approved by the Brazilian President with vetoes, including on the extension of program contracts, such vetoes would still be voted in the Brazilian Congress, for this reason the Company maintained, for the reference date of December 31, 2020, the recognition of the investments made in the concessions as intangible assets.

However, on March 17, 2021, the House of Representative casted a vote to maintain the restriction regarding the extension of program contracts, i.e. the granting authorities will no longer be able to sign contracts directly and will have to hold bidding processes for the provision of services. Accordingly, SABESP is analyzing the possible impacts of recognizing a financial asset under intangible assets that may be reclassified, referring to the contractual rights to receive cash (indemnities) at the end of the contracts, corresponding to the investments made and not recovered over the provision of services.

F- 189

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Executive Officers’ Statement on the Financial Statements

STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) number 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, pursuant to paragraph 1 of article 25, item VI of CVM Instruction 480, of December 7, 2009, that:

They reviewed, discussed and agreed with the financial statements for the year ended December 31, 2020.

São Paulo, March 25, 2021.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

/s/ Benedito Pinto Ferreira Braga Junior

Chief Executive Officer

/s/ Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

/s/ Adriano Candido Stringhini

Corporate Management Officer

/s/ Alceu Segamarchi Junior

Technology, Project and Environment Officer

/s/ Ricardo Daruiz Borsari

Metropolitan Officer

/s/ Monica Ferreira do Amaral Porto

Regional Systems Officer

F- 190

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm

STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) number 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, pursuant to paragraph 1 of article 25, item V of CVM Instruction 480, of December 7, 2009, that:

They reviewed, discussed and agreed with the Report of Independent Registered Public Accounting Firm on the financial statements for the year ended December 31, 2020.

São Paulo, March 25, 2021.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

/s/ Benedito Pinto Ferreira Braga Junior

Chief Executive Officer

/s/ Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

/s/ Adriano Candido Stringhini

Corporate Management Officer

/s/ Alceu Segamarchi Junior

Technology, Project and Environment Officer

/s/ Ricardo Daruiz Borsari

Metropolitan Officer

/s/ Monica Ferreira do Amaral Porto

Regional Systems Officer

F- 191

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

FISCAL COUNCIL’S REPORT

All members of the Fiscal Council of COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP, undersigned hereinbelow, within their duties and legal responsibilities, analyzed the Financial Statements, the Annual Management Report and the Management Proposal for the Allocation of Income, for the fiscal year ended December 31, 2020 and, based on analysis conducted by Management and the Audit Committee, also considering the unqualified Report of Independent Registered Public Accounting Firm Grant Thornton Auditores Independentes dated March 25, 2021, declare that the aforementioned documents are in a condition to be analyzed by the Annual Shareholders’ Meeting.

São Paulo, March 25, 2021.

ÂNGELO LUIZ MOREIRA GROSSI	EDSON TOMAZ DE LIMA FILHO

ERNESTO MASCELLANI NETO	FÁBIO BERNACCHI MAIA

REGINALDO FERREIRA ALEXANDRE

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Companhia de Saneamento Básico do Estado de São Paulo - SABESP

SUMMARIZED ANNUAL REPORT OF THE STATUTORY AUDIT COMMITTEE - 2020

To the Board of Directors of

Companhia de Saneamento Básico do Estado de São Paulo

1.	PRESENTATION

The Statutory Audit Committee (Committee) of Companhia de Saneamento Básico do Estado de São Paulo – SABESP is a body created at the Board of Directors’ Meeting of June 26, 2006 and is composed of three independent members of the Board of Directors. Pursuant to the U.S. Securities and Exchange Commission (SEC), the Committee performs its duty as SABESP’s Audit Committee, in conformity with provisions of the Sarbanes-Oxley Act.

The Committee reports to the Board of Directors and acts independently in the performance of its duties, working as an auxiliary and advisory body, without decision-making power or executive responsibilities. The Committee’s duties and responsibilities are performed in compliance with the applicable legal, statutory duties and defined in its Charter. The Committee’s responsibility is related to the review and monitoring, within its capacity of supervising the preparation processes and the publication of financial and audit reports.

The Committee’s assessments are based on information received from Management, from independent auditors, internal audit, those in charge of risk management and internal controls and its own analyses deriving from its oversight and monitoring duties.

At the Annual and Extraordinary Shareholders’ Meeting of April 27, 2018, Messrs. Ernesto Rubens Gelbcke and Lucas Navarro Prado were elected as independent members of the Board of Directors and Mr. Luís Eduardo Alves de Assis was elected by minority shareholders, at a separate voting session, as independent member of the Board of Directors. At the Board of Directors’ Meeting of June 21, 2018 members of the Statutory Audit Committee were elected, and Mr. Ernesto Rubens Gelbcke was appointed as financial expert member and coordinator of the Committee. The term of office of the above-mentioned members ended on May 13, 2020.

At the Annual Shareholders’ Meeting of April 28, 2020, Messrs. Eduardo de Freitas Teixeira, Francisco Vidal Luna and Reinaldo Guerreiro were elected as independent members of the Board of Directors. At the Board of Directors’ Meeting of May 14, 2020 members of the Statutory Audit Committee were elected.

2.	ACTIVITIES PERFORMED IN THE PERIOD

In the period between March 27, 2020 and March 25, 2021, the Committee held 25 formal meetings with the executive officers, supervisors, managers, other employees, internal auditors, independent auditors and occasional guests. The main activities performed by the Committee were:

•	Review, approval and supervision of the Internal Audit’s work annual plan;
•	Monitoring of the provisions and legal contingencies;
•	Monitoring of corporate risk management;
•	Monitoring of compliance activities;

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•	Assessment and monitoring of Internal Controls efficacy;
•	Whistleblower Channel: Monitoring of verifications and complaints;
•	Oversight of the independent auditors’ performance;
•	Monitoring of the Ethics Committee’s activities;
•	Monitoring of implementation of action plans, deriving from recommendations of Internal Audit and Independent Auditors;
•	Identification and recommendation on processes improvement, during discussions with several areas involved, as well as the monitoring of these recommendations’ implementations;
•	Review of the Sustainability Report;
•	Monitoring of the preparation process of financial statements; and
•	Review of the Interim Financial Information (ITR), Annual Management Report, Financial Statements, Reference Form, 20-F Form and Report on the Brazilian Corporate Governance Code.
•	In addition, the Committee invited representatives from several areas to monitor the following items: (i) Accounts receivable (related parties); (ii) works of the Permanent Commission for the Evaluation of Amounts Involved in Environmental Contingencies; (iii) Sabesprev – Social Security Plans; (iv) Project SiiS – Sabesp’s Integrated Information System (Implantation of Net@ - Commercial System); (v) Information Security; (vi) Special Purpose Entities – SPEs (related parties); among others.

Additionally, the Committee members, the Company’s Management and the Internal and Independent Audit made conference calls or calls via other means of communication to discuss specific aspects related to the Committee’s responsibilities.

3.	RECOMMENDATIONS TO IMPROVE BUSINESS PROCESSES

At the meetings held in the aforementioned periods with managers of the Company’s areas, several recommendations were given for improvement actions in control processes and business management. The pending issues and related replies to the proposed actions are duly recorded in the minutes. The Committee periodically monitors the implementation of these improvements and the adjustments suggested.

4.	ASSESSMENT OF EFFECTIVE INTERNAL CONTROL SYSTEMS

The methodology adopted by SABESP to analyze the internal controls is in conformity with the Internal Control - Integrated Framework, defined by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) and the Sarbanes-Oxley Act.

SABESP’s Management is liable for designing and implementing internal control policies, processes and practices to enable the safeguarding of assets, the appropriate recognition of liabilities, the adhesion to the rules, integrity and accuracy of information.

The Internal Audit is liable for assessing the level of service or observance by all SABESP’s areas, internal control procedures and practices and if they have been effectively applied.

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5.	ASSESSMENT OF EFFECTIVE INDEPENDENT AND INTERNAL AUDITS

The Committee also maintains a regular channel of communication with internal and independent auditors, allowing a broad discussion on their work results, the accounting aspects and relevant internal controls, and as a result, it assesses as fully satisfactory the volume and the quality of information provided by these professionals, who support their opinion on the adequacy and integrity of internal controls systems and the financial statements. Furthermore, the Committee did not identify situations which could affect the objectivity and independence of independent auditors and/or the autonomy of internal auditors.

The contract for independent auditing services of the financial statements executed with KPMG Auditores Independentes ended with the audit of the interim financial information (ITR) for the second quarter of 2020. As from the third quarter of 2020, Grant Thornton Auditores Independentes is the audit firm in charge of analyzing the financial statements and issuing an opinion as to their preparation in conformity with the accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The Committee monitored the activities carried out by Internal and Independent Auditors, whether by means of periodic meetings, or review of reports issued. Accordingly, the Committee positively assesses the coverage and the quality of works performed by Internal and Independent Auditors, concerning the financial statements for the fiscal year ended December 31, 2020.

6.	INTERNAL AUDIT’S STRUCTURE ADEQUACY AND BUDGET

The Audit Committee assessed the structure and budget of the Internal Audit, which were considered sufficient the performance of its activities.

7.	EVALUATION AND QUALITY OF FINANCIAL STATEMENTS

Management is liable for defining and implementing the information systems which produce SABESP’s financial statements, in compliance with the Brazilian corporation law, the accounting practices, the standards issued by the Brazilian Securities Exchange Commission (CVM) and the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and as listed at the New York Stock Exchange (NYSE), the compliance with the standards issued by the U.S. Securities and Exchange Commission - SEC and the Sarbanes-Oxley Act.

The Committee held meetings in several occasions with those in charge of the accounting department to analyze the procedures, which involved the process of drawing up the financial statements for the fiscal year ended December 31, 2020.

Finally, it discussed with independent auditors the results of works and their conclusions on the auditing of referred financial statements, whose report is unqualified. The main issues discussed also referred to the accounting practices adopted in Brazil, as well as included recommendations and other notes to internal controls and presentation of the financial statements.

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The Committee verified that the financial statements are appropriate in relation to the accounting practices and the Brazilian Corporation laws, as well as in relation to the standards issued by the Brazilian Securities and Exchange Commission (CVM) and the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and the standards issued by SEC and the Sarbanes-Oxley Act.

8.	CONCLUSIONS AND RECOMMENDATIONS

During conduction of works, the Committee did not identify any situation that could affect the objectivity and independence of Grant Thornton in relation to SABESP. Therefore, pursuant to the Audit Committee’s charter, the Committee informs the Board of Directors and that it is not aware of any type of relationship between Grant Thornton and SABESP that may have affected its independence when executing the independent auditing of the financial statements for the fiscal year ended December 31, 2020.

No relevant divergences between SABESP’s Management, the Independent Registered Public Accounting Firm, Grant Thornton and the Audit Committee itself have been identified in relation to the financial statements for the fiscal year ended December 31, 2020.

The Committee’s opinions and judgments rely on information provided by SABESP, particularly from Management, the Accounting and Legal Superintendence, Internal Audit, Risk and Compliance Management and other oversight boards, besides its Independent Registered Public Accounting Firm. In this regard, the Committee considers that all relevant issues it took cognizance were fairly reported in the Financial Statements for the year ended December 31, 2020 accompanied by the Independent Auditor’s Report with unqualified opinion. As a result, the Audit Committee advises the Board of Directors to approve referred audited financial statements.

São Paulo, March 25, 2021.

Eduardo de Freitas Teixeira Coordinator	Francisco Vidal Luna Member	Reinaldo Guerreiro Financial Expert

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 9, 2021

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.